Exhibit 99.8

Ontario

Treasury Board Secretariat

dec.
jan.
feb.
mar

Public Accounts of Ontario

Annual Report and Consolidated Financial Statements

2019–2020

Ontario

VT INCEPIT FIDELIS SIC PERMANET Ontario Treasury Board Secretariat Public Accounts of Ontario Annual Report and Consolidated Financial Statements 2019–2020 Ontario

Treasury Board Secretariat	Ministry of Finance	Secrétariat du Conseil du Trésor	Ministère des Finances
Office of the Minister	Office of the Minister	Bureau du ministre	Bureau du ministre
99 Wellesley Street West	7th Floor, Frost Building South		7 étage, Édifice Frost Sud
Room 4320, Whitney Block	7 Queen’s Park Crescent	99, rue Wellesley Ouest	7 Queen’s Park Crescent
Toronto, ON M7A 1W3	Toronto ON M7A 1Y7	Édifice Whitney, bureau 4320	Toronto ON M7A 1Y7
Tel.: 416-327-2333	Telephone: 416-325-0400	Toronto (Ontario) M7A 1W3	Téléphone: 416-325-0400
Fax: 416-327-3790	Facsimile: 416-325-0374	Tél. : 416 327-2333	Télécopieur:416-325-0374
Téléc. : 416 327-3790

The Honourable Elizabeth Dowdeswell, OC, OOnt

Lieutenant Governor of Ontario

Legislative Building

Queen’s Park

Toronto, ON M7A 1A1

May It Please Your Honour:

The undersigned have the privilege to present the Public Accounts of the Province of Ontario for the fiscal year ended March 31, 2020, in accordance with the requirements of the Financial Administration Act.

Respectfully submitted,

Original signed by	Original signed by

The Honourable Peter Bethlenfalvy	The Honourable Rod A. Phillips
President of the Treasury Board	Minister of Finance
Toronto, September 2020	Toronto, September 2020

Financial Statement Discussion and Analysis, 2019–2020	i

ii	Financial Statement Discussion and Analysis, 2019–2020

Foreword

I am pleased to present the Province of Ontario’s Public Accounts for 2019–20. Each year, the government releases the Public Accounts to give the people of Ontario a clear, honest and transparent view into how their taxpayer dollars were managed.

The Public Accounts of Ontario 2019–2020 reveal that our government made prudent investments in critical health care and frontline services, while expanding the government’s fiscal capacity to weather future challenges. For example, in the health sector we invested $63.7 billion — including $300 million above planned spending in the 2019 Budget. In the education sector we invested $30.2 billion — including $400 million higher than planned spending in the 2019 Budget. These historic investments have been instrumental in our fight against COVID-19.

The financial impacts of COVID-19 began late in the fourth quarter of 2019–20. As such, the majority of the government’s COVID-19 investments will be recorded in the 2020–21 fiscal year.

In 2018–19, we took action to protect taxpayer dollars through a number of steps including the establishment of the Audit and Accountability Committee. The committee continues its critical work, supporting strong fiscal management, directing internal audit services to priority areas, and embedding more scrutiny and discipline at earlier stages in the fiscal process. The committee also reinforces the valued work of the Auditor General of Ontario and remains committed supporting progress on the implementation of the Auditor General’s recommendations.

To complement this important work, in February 2020, the government announced the creation of the Office of the Comptroller General. This new Deputy Minister level position is mandated to anticipate financial risks and offer proactive guidance to ministries and public sector agencies to mitigate potential risks. This position is not only a first in Ontario, it is a first for any province in Canada. Ontario’s first-ever Comptroller General will assume the position in fall 2020.

Our rigorous, laser-like focus on improving efficiency and value for money for Ontarians throughout 2019–20 is part of a broader effort to modernize government operations and build a government that works for you. This includes a number of initiatives that will, collectively, result in a nimble, data-driven and customer focused government that will improve how the people of Ontario access government programs and services, while respecting Ontarians’ tax dollars. Initiatives include:

•

Digital First – to make it easier for the people of Ontario to connect with government and get the services they need. For example, allowing Ontarians to go online to renew their driver’s licence, licence plate sticker, or health card quickly, error-free and with ease.

Financial Statement Discussion and Analysis, 2019–2020	iii

•

Agency Review Task Force – that reviewed over 190 provincial agencies to ensure they continue to be effective and efficient for the people of Ontario; improving the customer experience, adopting service innovation, and eliminating redundancies.

•

Supply Chain Centralization – to leverage purchasing power across the public sector and create an integrated supply chain system to reduce costs and make it easier to do business with the public sector. This is estimated to save the government $1 billion annually.

•

Transfer Payment Consolidation – to fund programs and services in a streamlined way through a standardized digital platform — the Transfer Payment Ontario System — that allows ministries and transfer payment partners to spend less time on inefficient administration and more time providing services to the people of Ontario.

Our government is proud of the results achieved in 2019–20. However, we also know there is much more work to be done to ensure Ontario is well positioned to meet the challenges ahead. We recognize that many Ontarians are struggling, and we have a responsibility to continue to spend taxpayer dollars wisely so the services they depend on are there when they need them most.

Original signed by

The Honourable Peter Bethlenfalvy

President of the Treasury Board

iv	Financial Statement Discussion and Analysis, 2019–2020

Introduction

The Annual Report is a key element of the Public Accounts of the Province of Ontario and is central to demonstrating the Province’s transparency and accountability in reporting its financial activities and position. Ontario’s Consolidated Financial Statements present the financial results for the 2019–20 fiscal year against the 2019 Budget released in April 2019, and the financial position of the government as at March 31, 2020. As in previous years, the Annual Report also compares the current year’s results to the prior year’s results and provides a five-year trend analysis for many key financial ratios.

Producing the Public Accounts of Ontario requires the teamwork and collaboration of many stakeholders across Ontario’s public sector. The Office of the Auditor General plays a critical role in auditing and reporting on the Province’s financial statements, and the Standing Committee on the Public Accounts also plays an important role in providing legislative oversight and guidance. I would like to thank everyone for their contributions.

We welcome your comments on the Public Accounts. Please share your thoughts by email to infoTBS@ontario.ca, or by writing to the Office of the Provincial Controller, Re: Annual Report, Treasury Board Secretariat, Second Floor, Frost Building South, 7 Queen’s Park Crescent, Toronto, Ontario M7A 1Y7.

Original signed by

Kevin French

Deputy Minister, Treasury Board Secretariat

and Secretary of Treasury Board and

Management Board of Cabinet

Financial Statement Discussion and Analysis, 2019–2020	1

Statement of Responsibility

The Consolidated Financial Statements are prepared by the Government of Ontario in accordance with the accounting principles for governments issued by the Public Sector Accounting Board (PSAB).

The Consolidated Financial Statements are audited by the Auditor General of Ontario in accordance with the Auditor General Act, and with Canadian generally accepted assurance standards. The Auditor General expresses an independent audit opinion on these Consolidated Financial Statements. Her report, which appears on pages 43-45, provides her audit opinion and the basis for this opinion.

Management prepares the Consolidated Financial Statements in accordance with generally accepted accounting principles for the public sector. Management is also responsible for maintaining systems of financial management and internal controls to provide reasonable assurance that transactions recorded in the Consolidated Financial Statements are within statutory authority, assets are properly safeguarded and reliable financial information is available for preparation of these Consolidated Financial Statements.

Original signed by	Original signed by	Original signed by

Kevin French	Greg Orencsak	Maureen Buckley, CPA, CA
Deputy Minister, Treasury Board Secretariat and Secretary of Treasury Board and Management Board of Cabinet	Deputy Minister, Ministry of Finance	Assistant Deputy Minister and Provincial Controller, Treasury Board Secretariat

September 11, 2020	September 11, 2020	September 11, 2020

The Government of Ontario is responsible for the Consolidated Financial Statements and accepts responsibility for the objectivity and integrity of these Consolidated Financial Statements and the Financial Statement Discussion and Analysis. Those charged with governance are responsible for overseeing the Government of Ontario’s financial reporting process.

Original signed by	Original signed by
The Honourable Peter Bethlenfalvy	The Honourable Rod A. Phillips
President of the Treasury Board	Minister of Finance

September 11, 2020	September 11, 2020

2	Financial Statement Discussion and Analysis, 2019–2020

FINANCIAL STATEMENT DISCUSSION AND ANALYSIS

Financial Statement Discussion and Analysis, 2019–2020	3

4	Financial Statement Discussion and Analysis, 2019–2020

Highlights

2019–20 Financial Highlights ($ Billions)					Table 1
Consolidated Statement of Operations For the fiscal year ended March 31
				Change from
	2019 Budget[1]	2019–20 Actual	2018–19 Actual	2019 Budget	2018–19 Actual

Total Revenue	154.2	156.1	153.7	1.9	2.4

Expense
Programs	150.1	152.3	148.7	2.2	3.6
Interest on debt	13.3	12.5	12.4	(0.8)	0.1
Total Expense	163.4	164.8	161.1	1.4	3.7

Reserve	1.0	–	–	(1.0)	–

Annual Deficit	(10.3)	(8.7)	(7.4)	1.6	(1.3)

Consolidated Statement of Financial Position As at March 31

Financial Assets		94.1	87.2		6.9
Liabilities		447.4	425.7		21.7
Net Debt		(353.3)	(338.5)		(14.8)
Non-Financial Assets		127.6	121.9		5.7
Accumulated Deficit		(225.8)	(216.6)		(9.1)
[1] Expenses reported in the 2019 Budget have been reclassified. See Note 16 of the Consolidated Financial Statements. Note: Numbers may not add due to rounding.

Financial highlights

•

The Province posted an $8.7 billion deficit for the fiscal year ended March 31, 2020, which is lower than the 2019 Budget due to higher revenues and lower interest on debt, and partially offset by an increase in program spending (see Table 1 above).

•	Total revenues are $156.1 billion, which are $1.9 billion or 1.2 per cent higher than the 2019 Budget mainly due to higher taxation revenues (see details on pages 7-8).

•

Total program expenses are $152.3 billion, which are $2.2 billion or 1.5 per cent higher than the 2019 Budget. While investments are higher in health, education, children’s and social services, justice and other programs, program expenses in postsecondary education are lower due to lower demand in government programs (see details on pages 12-15).

Financial Statement Discussion and Analysis, 2019–2020	5

•

The Province took decisive action on March 17, 2020 by declaring a state of emergency to protect the health and safety of all individuals and families and to help contain the spread of the novel coronavirus (COVID-19) outbreak.

•

In 2019–20, the government invested $53 million in the health and long-term care sectors, targeted towards increased public health funding, surveillance, and laboratory and home testing, while also investing in virtual care and Telehealth Ontario.

•

COVID-19 has impacted the province financially in 2019–20 as demonstrated by the increased investments made in hospitals, long-term care and through the Support for Families program. It is anticipated that COVID-19 will have a more significant financial impact in 2020–21. As the pandemic unfolds, the impacts on the economy are continually re-evaluated and assessed.

•

Interest on debt is lower than the 2019 Budget by $0.8 billion due to lower than forecast interest rates, but slightly higher by $0.1 billion, or 0.8 per cent from the previous year (see details on page 20).

•

The net book value of Ontario’s capital assets, such as buildings and transportation infrastructures, grew by $5.6 billion during the year. Ontario invested $11.8 billion in assets owned by the Province reflecting new capital investments, mainly in the transportation, health and education sectors. The Province also made $2.3 billion in additional investments in transfers to non-consolidated partners and other infrastructure expenditures (see details on pages 22-24).

•

Total liabilities increased by $21.7 billion and total financial assets increased by $6.9 billion, resulting in an increase of $14.8 billion or 4.4 per cent in net debt from the previous year (see details on pages 21-26). Accumulated deficit increased by $9.1 billion or 4.2 per cent from the previous year mainly as a result of the reported deficit of $8.7 billion and other adjustments (see details on page 49).

6	Financial Statement Discussion and Analysis, 2019–2020

Analysis of 2019–20 Results

Details of 2019–20 Actual Results ($ Billions)					Table 2
				Change from
	2019 Budget	2019–20 Actual	2018–19 Actual	2019 Budget	2018–19 Actual
Revenue
Taxation	106.1	108.3	105.5	2.2	2.8
Government of Canada	25.5	25.4	25.1	(0.1)	0.3
Income from government business enterprises	5.8	5.9	5.5	0.1	0.4
Other non-tax revenue	16.8	16.5	17.6	(0.2)	(1.1)
Total Revenue	154.2	156.1	153.7	1.9	2.4

Note: Numbers may not add due to rounding.

Revenue

Change from the 2019 Budget

In the 2019 calendar year, Ontario’s real GDP grew by 1.7 per cent, driven by gains in consumer spending and exports. Growth was above the Ministry of Finance forecast of 1.4 per cent in the 2019 Budget. Ontario’s real gross domestic product (GDP) declined 2.0 per cent in the first quarter of 2020, largely reflecting the combined impacts of the national rail blockade early in the year and the COVID-19 pandemic during the last two weeks of the quarter.

Revenues for 2019–20 were $156.1 billion, 1.2 per cent higher than the 2019 Budget projection. See Chart 1 for a breakdown of revenues by source.

•

Taxation revenues were $108.3 billion, 2.1 per cent higher than projected in the 2019 Budget mainly due to higher Personal Income Tax (PIT), Harmonized Sales Tax (HST), Corporations Tax (CT) and Land Transfer Tax (LTT). PIT is $1.1 billion higher mainly due to higher amounts from processed 2018 tax returns as well as stronger growth in employment and compensation of employees in 2019. HST was $0.5 billion higher largely due to a higher 2018 entitlement than forecast estimated by the federal government. CT was $0.2 billion higher reflecting higher amounts from processing tax returns for 2018 and prior years partially offset by weaker than expected business profits in 2019. LTT was $0.2 billion higher due to stronger-than-expected housing resales in 2019. Tobacco Tax was $0.1 billion lower due to the decline in consumption of taxable cigarettes.

•

Transfers from the Government of Canada were lower by $0.1 billion, mainly reflecting revenue recognized for infrastructure projects due to project delays, partially offset by higher transfers for other purposes such as one-time support for the COVID-19 pandemic and Low Carbon Economy Leadership Funding.

Financial Statement Discussion and Analysis, 2019–2020	7

•

Income from Government Business Enterprises (GBEs) was $0.1 billion higher, mainly reflecting higher-than-projected net income from Ontario Power Generation Inc. (OPG), Hydro One Ltd (HOL) and the Liquor Control Board of Ontario (LCBO), partially offset by lower net income from the Ontario Lottery and Gaming Corporation (OLG).

•	Other non-tax revenues were lower, on aggregate, than the Budget forecast by $0.2 billion, mainly reflecting lower revenue from sales and rentals.

8	Financial Statement Discussion and Analysis, 2019–2020

Change from 2018–19 Actuals and earlier years

Total revenues for 2019–20 increased by $2.4 billion, or 1.6 per cent, from the previous year.

•

Taxation revenues grew by $2.8 billion, or 2.7 per cent, mostly reflecting a $2.4 billion increase in PIT, $0.8 billion increase in Sales Tax and a $0.3 billion increase in LTT, partially offset by a $1.2 billion decrease in CT. PIT revenue grew by 6.7 per cent, mostly reflecting employment and compensation of employees’ growth in 2019. Growth in Sales Tax of 2.9 per cent was supported by growth in nominal household consumption spending. LTT growth of 11.1 per cent was consistent with strong growth in housing resales. The decline in CT of 7.2 per cent was due to a decrease in business profits in 2019 and the impact of policy measures taken to support business investment and economic growth, mainly accelerating capital cost expense allowances for business investment.

•

Revenues from the Government of Canada were higher in 2019–20 by $0.3 billion, reflecting higher transfers to major federal funding programs including the Canada Health Transfer, the Canada Social Transfer and support for Home Care and Mental Health, one-time federal support for the COVID-19 pandemic and the Low Carbon Economy Leadership Fund. This increase was partially offset by Equalization payments to the Province ending with $1.0 billion received in 2018–19 and lower transfers for infrastructure programs revenues recognized for infrastructure projects.

•

Income from Government Business Enterprises (GBEs) was higher in 2019–20 by $0.4 billion largely reflecting higher revenue from HOL, LCBO, and the Ontario Cannabis Retail Corporation (OCRC) operating as the Ontario Cannabis Store (the OCS). This increase is partially offset by lower revenue from OPG and the OLG.

•

Other non-tax revenue including revenue from the Broader Public Sector (BPS) was lower by $1.1 billion in 2019–20, mainly reflecting the ending of revenues from Carbon Allowance Proceeds due to the cancellation of the Cap and Trade Program, and one-time revenue in 2018–19 recognized in respect of recoveries of prior year expenditures.

Financial Statement Discussion and Analysis, 2019–2020	9

Revenue trend

Chart 2 shows the recent trends in revenue for the Ontario’s major revenue sources.

Taxation revenue

Between 2015–16 and 2019–20, taxation revenue grew at an annual average rate of 4.2 per cent, consistent with the average annual nominal GDP growth of 4.0 per cent.

Although economic growth and taxation revenue growth are closely linked, the relationship is affected by several factors, including but not limited to: growth in some revenue sources, such as corporations tax and mining tax, which can diverge significantly from economic growth in any given year due to the inherent volatility of business profits as well as the use of tax provisions such as the option to carry losses forward or backward; the impact of housing completions and resales on HST and land transfer tax revenue which is proportionately greater than their contribution to GDP; changes in volume-based gasoline and fuel taxes which are more closely aligned to growth in real GDP as opposed to nominal GDP since these revenue sources are less influenced by price changes.

Much of the rising trend in taxation revenues between 2015–16 and 2019–20 reflects GDP growth during this period.

10	Financial Statement Discussion and Analysis, 2019–2020

Federal government transfers

Between 2015–16 and 2019–20, Government of Canada transfers grew at an annual average rate of 2.4 per cent. Government of Canada transfers include major federal transfers such as the Canada Health Transfer, Canada Social Transfer and Equalization. There are also a number of federal transfers to the Province which are largely program specific such as social housing, infrastructure and labour market programs. Some transfers are ongoing while others are time limited.

Income from government business enterprises

Between 2015–16 and 2019–20, income from GBEs increased at an annual average rate of 4.7 per cent, broadly in line with economic growth. This is mostly due to the rising net income of OLG and LCBO, with HOL1, OPG and OCS combined also contributing to growth.

Other non-tax revenues

Other non-tax revenues grew at an annual average rate of 0.4 per cent between 2015–16 and 2019–20. These are comprised of a number of sources, including but not limited to: vehicle and driver registration fees, sales and rentals of goods and services, other fees, licences and permits, reimbursements of provincial expenditures in delivering certain services, royalties for the use of Crown resources, and electricity sector revenues such as power supply contract recoveries.

[1]	Provincial revenue from Hydro One Limited’s net income is proportional to the province’s ownership share.

Financial Statement Discussion and Analysis, 2019–2020	11

Expense

Details of 2019–20 Actual Results ($ Billions)					Table 3
				Change from
	2019 Budget[2]	2019–20 Actual	2018–19 Actual	2019 Budget	2018–19 Actual
Expense
Health sector	63.4	63.7	61.9	0.3	1.8
Education sector[1]	29.8	30.2	28.7	0.4	1.5
Children’s and social services sector	16.6	17.1	16.9	0.5	0.2
Postsecondary and training sector	11.4	11.3	12.0	(0.1)	(0.7)
Justice	4.3	4.7	4.4	0.4	0.3
Other programs[1]	24.6	25.3	24.8	0.7	0.5
Total Program Expense	150.1	152.3	148.7	2.2	3.6

Interest on debt	13.3	12.5	12.4	(0.8)	0.1
Total Expense	163.4	164.8	161.1	1.4	3.7

Reserve	1.0	–	–	(1.0)	–

[1]  Ontario Teachers’ Pension Plan impact is included in Other programs to align with the presentation in Table 3.9 of the 2019 Budget. In the Consolidated Financial Statements, this item appears under the Education sector. Schedule 4 to the financial statements provides details.

[2]  Expenses reported in 2019 Budget have been adjusted for changes in accounting policy. See Note 16 of the Consolidated Financial Statements.

Note: Numbers may not add due to rounding.

Change from the 2019 Budget

Total expense in 2019–20 was $164.8 billion, which was $1.4 billion higher than the 2019 Budget. Program spending was $152.3 billion, up $2.2 billion from the plan of $150.1 billion. Spending in health, education, children’s and social services, justice and other programs was higher than planned, partially offset by lower spending in postsecondary and training (see Table 3). Interest on debt expense was $12.5 billion, which was $0.8 billion below the plan of $13.3 billion, primarily due to lower than expected interest rates.

12	Financial Statement Discussion and Analysis, 2019–2020

See Chart 3 for details of program expense by sector.

Total program spending was $2.2 billion higher than the 2019 Budget, resulting in an actual program expense of $152.3 billion. The increase was primarily attributable to:

•

Health sector expense that was $0.3 billion above plan, mainly due to the early response to the onset of the COVID-19 pandemic, addressing utilization pressures in the OHIP program, supporting small-and-medium-sized hospitals, addressing key risks in some large community, teaching and other hospitals, and providing relief to long-term care residents by removing the prescription co-payment requirement;

•

Education sector expense that was $0.4 billion higher than planned, mainly due to costs related to the Support for Parents and Support for Families initiatives, partially offset by lower than forecasted school board spending. On March 25, the new Support for Families program was announced, offering direct financial support to parents while Ontario schools and child care centers remain closed as a result of the COVID-19 pandemic. This program provided a one-time payment of $200 per child 0 to 12 years of age, and $250 for children and youth 0 to 21 years of age with special needs;

•

Children’s and social services sector expense that was $0.5 billion higher than planned, mainly due to supports for social assistance clients, children with autism, developmental services, child welfare and other programs in order to help vulnerable populations while transformation is underway;

Financial Statement Discussion and Analysis, 2019–2020	13

•

Justice sector expense that was $0.4 billion higher than planned, mainly due to compensation costs for the Ontario Provincial Police (OPP), correctional services staff, provincial lawyers and judicial officers as a result of recent agreements, higher than expected costs for services that support frontline officers with post-traumatic stress disorder (PTSD) and obligations to support payments related to OPP operations and the Crown Liabilities and Proceedings Act, 2019; and

•	Other programs expense was $0.7 billion higher than planned mainly due to:

•	Significantly higher Production Insurance claims due to poor weather conditions in spring 2019 and higher than expected prices for two main crops;

•	Higher than forecasted cultural media tax credit claims;

•

Higher than projected costs for electricity rate mitigation programs primarily as a result of higher than projected electricity commodity costs, and the Ontario Electricity Rebate program which replaced Global Adjustment Refinancing and the 8 per cent Ontario Rebate for Electricity Consumers on November 1, 2019; and

•	Costs associated with the cancellation of the Hamilton Light Rail Transit (LRT) project and investments for Stage 2 of the Ottawa LRT project.

The increase in 2019–20 was partially offset by:

•

Delays in construction progress by municipalities and other stakeholders in programs such as the Ontario Community Infrastructure Fund (OCIF), delays in project approvals for federal and provincial programs such as Investing in Canada Infrastructure Program and procurement delays for municipal projects under Ontario’s Broadband and Cellular Infrastructure Action Plan; and

•	Revised timelines for municipal transit projects under the federal Public Transit Infrastructure Fund and Investing in Canada Infrastructure Program.

Higher program expenses were partially offset by:

•	Postsecondary and training sector expense that was $0.1 billion lower, primarily due to:

•

Decrease in Student Financial Assistance Programs due to lower than expected numbers of Ontario Student Grant recipients and average Ontario Student Grant amount in the 2019–20 academic year. Additionally, there was lower than anticipated uptake in the Repayment Assistance Program (RAP), Canada Student Grant for Services and Equipment for Students with Permanent Disabilities, and Ontario Indigenous Travel Grants;

•	Increase in international student recoveries due to the increase in international student enrolment; and

14	Financial Statement Discussion and Analysis, 2019–2020

•

Decrease in Employment Ontario due to lower than expected uptake in employment and training demand-driven programs, such as Second Career, and the decision not to launch the Graduated Apprenticeship Grant for Employers (GAGE).

Note: the savings were partially due to an increased forecast in tax credits and additional funding to publicly assisted colleges, universities and Indigenous Institutes to help address each institution’s most pressing needs in the wake of COVID-19 such as deep cleaning, purchasing medical supplies or offering mental health supports.

Chart 4 shows spending by type of expense. Government spending related to salaries and benefits includes those expenses for organizations consolidated as part of the government reporting entity including hospitals, school boards and colleges as well as the Ontario Public Service.

The expense labelled “Transfers” in Chart 4 reflect payments to a variety of service providers that support the delivery of public services. These outside parties include child care providers, social service agencies, municipalities, universities and health care professionals including physicians. As service providers, a large share of the spending of these third parties typically go to salaries and benefits. Transfers do not include transfers to hospitals, school boards and colleges — these are reflected in the other expense types as reported by the organizations.

Financial Statement Discussion and Analysis, 2019–2020	15

Change from 2018–19 Actuals and earlier years

Total program expenses for 2019–20 increased by $3.6 billion, from $148.7 billion in the previous fiscal year to $152.3 billion.

•

Health sector expense increased by $1.8 billion over the previous fiscal year including: increases in OHIP utilization, increased investments to address operating pressures in Ontario hospitals, additional community investments to address hallway health care, additional funding for cancer and chronic kidney disease quality-based procedures, as well as for new cancer drugs through the New Drug Funding Program (NDFP), additional investments for mental health and addictions programs and increased investments in the long-term care sector including funding to prevent and contain the spread of COVID-19 in long-term care homes.

•

Education sector expense increased by $1.5 billion over the previous fiscal year, mainly due to increased spending in the school board sector, higher child care spending and one-time education sector initiatives.

•

Children’s and social services sector expense increased by $0.2 billion over the previous fiscal year mostly reflecting an increase in the Ontario Disability Support Program (ODSP) caseloads, supports for children with autism, and increased program uptake for developmental services programs.

•

Postsecondary and training sector decreased by $0.7 billion from the previous fiscal year, mostly reflecting lower than anticipated demand for the Ontario Student Assistance Program (OSAP) and lower than anticipated average Ontario Student Grant resulting from changes in OSAP and the 10 per cent reduction in the tuition fee framework. Decreases from the previous year included $0.2 billion related to reduced capital expenditures resulting from the wind-down of the Strategic Investment Fund and Graduate and Medical Enrolment Expansion Programs.

•

Justice sector expense increased by $0.3 billion over last fiscal year, mostly reflecting compensation costs for the OPP, correctional services staff, provincial lawyers and judicial officers as a result of recent agreements as well as obligations to support payments related to OPP operations and the Crown Liabilities and Proceedings Act, 2019.

•	Other programs expense increased by $0.5 billion, mostly reflecting:

•

Higher costs in electricity rate mitigation programs, primarily as a result of higher than forecasted costs related to Global Adjustment (GA) Refinancing, the 8 per cent Ontario Rebate for Electricity Consumers (OREC), and the new Ontario Electricity Rebate program which replaced GA Refinancing and OREC as of November 1, 2019; and

16	Financial Statement Discussion and Analysis, 2019–2020

•

Investments for capital projects such as Stage 2 of the Ottawa Light Rail Transit (LRT) project, higher amortization expense due to a greater number of assets in service and costs associated with the cancellation of the Hamilton LRT project.

The increase was partially offset by:

•	The ending or scaling back of various business support programs;

•

Larger expenses in 2018–19 due to contingent liabilities related to Indigenous land and land-related claims and a one-time investment to the Mercury Disability Fund to retroactively index payments to the rate of inflation for each beneficiary in accordance with Ontario’s obligations under the English and Wabigoon River Systems Mercury Contamination Settlement Agreement Act,1986;

•

A $200 million investment made in 2018–19 to support small and rural municipalities in their modernization efforts, a non-cash expense accounted for in 2018–19 related to the use of provincial lands to address housing affordability and the winding down of the Investment in Affordable Housing Program in 2019–20;

•

Delays in construction progress by municipalities and other stakeholders in programs such as the OCIF, delays in project approvals for federal and provincial programs including the Investing in Canada Infrastructure Program and procurement delays for municipal projects under Ontario’s Broadband and Cellular Infrastructure Action Plan;

•	Revised timelines for the federal Public Transit Infrastructure Fund; and

•	Cancellation of the Electric and Hydrogen Vehicle Incentive Program in 2018–19.

Financial Statement Discussion and Analysis, 2019–2020	17

Expense trend

Chart 5 shows the recent trends in spending for major program areas.

•

Health sector expense increased from $55.2 billion in 2015–16 to $63.7 billion in 2019–20, or on average by 3.7 per cent per year. The increased expense primarily reflects the higher demand for health services provided under the Ontario Health Insurance Plan (OHIP) for an increase of $2.4 billion, higher usage and related expenses in the Ontario Public Drug Programs with expense growth of $862.3 million and an increased expense of $443.0 million for cancer care treatment and chronic kidney disease services, and $2.0 billion for the hospital sector. There is also additional spending of $432.1 million in the long-term care home sector on various programs such as a 2 per cent increase in Resident Care Needs, the Behavioural Supports Ontario Initiative, the Construction Funding Subsidy, High Intensity Needs, and to meet demands in long-term care homes especially on direct care and specialized supports for complex residents.

•	Education sector expense increased from $25.9 billion in 2015–16 to $30.2 billion in 2019–20, or on average by 3.9 per cent per year. The increase is mainly due to:

•	Negotiated school boards labour outcomes such as compensation increases, investments in staffing and local priorities, as well as enrollment growth; and

•	Investments in child care sector including $487.5 million in 2019–20 for the Ontario Child Care Tax Credit.

18	Financial Statement Discussion and Analysis, 2019–2020

•

Children’s and social services sector expense increased from $15.2 billion in 2015–16 to $17.1 billion in 2019–20, or on average by 3.1 per cent per year. The increase primarily reflects increasing ODSP caseloads, investments in the Ontario Autism Program, and growing demand and complexity of service required for individuals with developmental disabilities.

•

Postsecondary and training sector expense increased from $10.0 billion in 2015–16 to $11.3 billion in 2019–20, or on average by 3.0 per cent per year. The increase is mainly due to growth in student financial assistance programs and continued funding to support postsecondary institutions.

•

Justice sector expense increased from $4.2 billion in 2015–16 to $4.7 billion in 2019–20, or on average by 3.0 per cent per year. The increase is mainly due to the investments in the corrections system — providing police, prosecutors and justice partners with new tools and resources to protect the people of Ontario from drug-, gun-and-gang-related violence; supporting regulatory and compliance activities to prepare for private cannabis retail operations; compensation for the OPP, correctional services staff and provincial lawyers; and statutory obligations under the Crown Liability and Proceedings Act, 2019. These investments improved conditions of confinement within correctional facilities, provided additional digital, investigative and analytical resources to fight drug gangs and criminals, and provided support for the development of a private cannabis retail system which is intended to combat the illegal market and protect children.

•	Other programs expense increased from $19.4 billion in 2015–16 to $25.3 billion in 2019–20, or on average by 6.8 per cent per year. The increase is due to:

•

Primarily higher costs related to changes in electricity rate mitigation programs, including the introduction of the 8 per cent Ontario Rebate for Electricity Consumers (OREC) in 2016–17 and providing approximately $2.8 billion through the introduction of Global Adjustment (GA) Refinancing, and expanded mitigation for eligible rural or remote customers, low income customers, and on-reserve First Nations customers in 2017–18. The suite of rate mitigation initiatives in 2016–17 and 2017–18 provided immediate rate relief across all residential and small business electricity consumers in Ontario. GA Refinancing and the OREC have since been replaced by the new Ontario Electricity Rebate (OER) program which has increased transparency on electricity bills in Ontario by showing the true cost of power and clearly displaying the OER for residential customers, farmers and small businesses, while maintaining rate mitigation initiatives;

•	Investments in 2018–19 and 2019–20 to support small and rural municipalities in their modernization efforts;

•	Investments in Clean Water and Wastewater Funding, Toronto Waterfront Revitalization and Natural Gas Access programs; and

Financial Statement Discussion and Analysis, 2019–2020	19

•

An increase in investments in public transit and provincial highways including: capital funding for municipal transit projects; amortization expenses for provincial assets in service; and operating costs for Metrolinx to provide more transit services.

Interest on Debt

Interest on debt expense was over $0.8 billion below plan in 2019–20, mainly as a result of lower-than-forecast interest rates.

Interest expense grew from $12.4 billion in 2018–19 to $12.5 billion in 2019–20 as a result of increased debt to fund the deficit and investments in capital assets (see Table 3).

Chart 6 shows that the ratio of interest on debt to total revenue has fallen for Ontario over the past five years, from a high of 8.5 per cent in 2015–16 to the current level of 8.0 per cent. The decrease from 8.1 per cent in 2018–19 to 8.0 per cent in 2019–20 is a result of the rate of increase in Ontario’s total revenues outstripping the rate of increase in the province’s total debt expense.

20	Financial Statement Discussion and Analysis, 2019–2020

Statement of financial position analysis

Financial assets

Financial Assets ($ Billions)					Table 4
	2019–20 Actual	% of Total	2018–19 Actual	% of Total	Variance Increase (Decrease)
Cash and cash equivalents	23.1	24.5%	13.4	15.4%	9.7
Investments	26.1	27.7%	26.3	30.2%	(0.2)
Accounts receivable	9.8	10.4%	12.2	14.0%	(2.4)
Loans receivable	12.1	12.9%	11.9	13.6%	0.2
Other assets	1.2	1.3%	1.2	1.4%	(0.0)
Investment in government business enterprises	21.8	23.2%	22.2	25.4%	(0.4)
Total Financial Assets	94.1	100.0%	87.2	100.0%	6.9

Note: Numbers may not add due to rounding.

Financial assets consist of items that include: cash and cash equivalents and investments that are available to the province to meet its expenditure needs, accounts and loans receivable, which are amounts it expects to receive from third parties and other items including investment in GBEs.

The province’s financial assets increased by $6.9 billion in 2019–20 over the prior fiscal year. These increases were attributable to (see Table 4):

•	Cash and cash equivalents were $9.7 billion higher mainly due to operating, investing, capital and financial activities including pre-borrowing of $7.6 billion; and

•	Loans receivable that was $0.2 billion higher, mainly due to increase in loans provided by government organizations to industrial and commercial sectors, and municipalities.

These increases were partially offset by:

•

Investment of $0.2 billion lower than the prior fiscal year, mainly driven by an increase in the province’s short-term investments as a result of pre-borrowing of $7.6 billion, partially offset by a decrease in investments by the BPS and other government organizations; and

•

Accounts receivable that was $2.4 billion lower year-over-year, mainly due to a decrease in receivables for corporate tax, personal income tax and sales tax, and in other receivables including payments from Government of Canada for programs and projects.

Financial Statement Discussion and Analysis, 2019–2020	21

Chart 7 shows the recent trends in financial assets for the province.

Total investment in GBEs decreased from 2015–16 to 2019–20 mainly due to the government’s decrease in ownership interest in HOL from 2015–16 to 2017–18 and the sale in 2016–17 of Hydro One Brampton Networks Inc.

The level of other financial assets including cash, accounts receivable and investments, tends to be more variable since these assets often reflect specific circumstances at fiscal year-end such as pre-borrowing for the following period’s needs.

Tangible capital assets

The government is responsible for a large portfolio of non-financial assets which is almost entirely made up of tangible capital assets.

Tangible capital assets owned by the province and its consolidated entities represent the largest component of Ontario’s infrastructure investments. These assets include those it owns directly, such as provincial highways, as well as the assets of hospitals, school boards, colleges and agencies that are consolidated in its financial statements. The assets of GBEs are reflected in the province’s statement of financial position as an investment in GBEs under financial assets.

22	Financial Statement Discussion and Analysis, 2019–2020

The reported net book value of Ontario’s tangible capital assets was $126.5 billion in 2019–20, increasing by $5.6 billion over the prior fiscal year. Buildings, including hospitals, schools and college facilities, make up the single largest share at $60.4 billion in aggregate. The total also includes assets under construction, some of which are being built using the Public-Private Partnership (P3) model, in which the private sector finances the assets during construction. The balance sheet includes assets under construction. The impacts of P3s on balance sheet liabilities are discussed in the Other Long-Term Financing section.

Growth in the net book value of capital assets has averaged 5.4 per cent annually over the period between 2015–16 and 2019–20. Most of the growth has been in new and renewed buildings and in transportation infrastructure including provincial highways, bridges and the transit network owned by Metrolinx, an agency of the Province.

See Chart 8 for the recent trends in the net book value of provincial tangible capital assets by sector.

Financial Statement Discussion and Analysis, 2019–2020	23

Infrastructure expenditures

The province’s infrastructure spending in 2019–20 was $14.1 billion (see Table 5). This included $11.8 billion invested in assets owned by the province and its consolidated entities as discussed in the Tangible Capital Assets section, and $2.3 billion provided for capital investment to non-consolidated partners such as universities and municipalities and other infrastructure expenditures. The total was lower than the $16.6 billion set out in the 2019 Budget primarily driven by revised timelines and lower-than-forecast construction activity in the transportation and transit sector such as Metrolinx transit projects and federal infrastructure programs.

Infrastructure expenditures, 2019–20 ($ Billions)			Table 5

Sector	Investment in Capital Assets[1]	Transfers and Other Infrastructure Expenditures[2]	Total Infrastructure Expenditures

Transportation and transit	6.2	1.0	7.1

Health	2.4	0.2	2.6

Education	2.1	0.0	2.1

Postsecondary and training	0.4	0.1	0.5

Other sectors[3]	0.8	1.0	1.8

Totals[4]	11.8	2.3	14.1

[1]  Includes adjustments for the net book value of assets disposed during the year, as well as changes in valuation.

[2]  Mainly transfers for capital purposes to municipalities and universities and expenditure for capital repairs.

[3]  Includes government administration, natural resources, social, culture and tourism sectors.

[4]  Includes third-party investments in consolidated entities such as hospitals, colleges and schools.

Note: Numbers may not add due to rounding.

24	Financial Statement Discussion and Analysis, 2019–2020

Liabilities

The province’s liabilities consist of debt and other financial obligations including accounts payable, unspent funds it received from the federal government and the estimated cost of future payments, including pensions and other employee future benefits liability. See Table 6.

Liabilities ($Billions)					Table 6
	2019–20 Actual	% of Total	2018–19 Actual	% of Total	Variance Increase (Decrease)
Accounts payable and accrued liabilities	28.6	6.4%	24.3	5.7%	4.3
Debt	372.8	83.3%	354.3	83.2%	18.5
Other long-term financing	15.0	3.4%	15.4	3.6%	(0.4)
Deferred revenue and capital contributions	13.2	3.0%	12.9	3.0%	0.3
Pensions and other employee future benefits liability	12.1	2.7%	11.6	2.7%	0.5
Other liabilities	5.7	1.3%	7.3	1.7%	(1.6)
Total Liabilities	447.4	100.0%	425.7	100.0%	21.7

Notes: Beginning in 2019–20, Fair Hydro Trust became a government organization controlled by the Province. The outstanding debt of Fair Hydro Trust is reflected as a part of total debt for the province. In 2018–19, outstanding debt was presented as a part of other liabilities. See Note 7 in the Consolidated Financial Statements.

Numbers may not add due to rounding.

Debt

Debt and other long-term financing make up the largest share of liabilities. From 2018–19 to 2019–20, debt increased by $18.5 billion to $372.8 billion at fiscal year-end, primarily to finance the operating deficit as well as investments in infrastructure.

Table 7 summarizes how the province used its net new financing in 2019–20.

Use of new financing by the province, 2019–20 ($ Billions)	Table 7
Operating deficit and other transactions[1]	(4.9)
Investment in capital assets owned by the province and its consolidated organizations, including hospitals, school boards and colleges[2]	11.1
Increase in the province’s cash and investments funded by cash holdings[3]	9.5
15.7
Decrease in other long-term financing, Tangible Capital Assets financed by Public-Private Partnership (P3)[4]	1.1
Net new financing[5]	16.8

[1]  Increase in cash from a net increase of $13.6 billion in changes to assets and liabilities net of the province’s operating deficit of $8.7 billion. See the Consolidated Statement of Cash Flow.

[2]  New TCA investments of $11.3 billion less proceeds of $0.2 billion from the sale of tangible capital assets.

[3]  Increase in cash due to Investment retirement in excess of purchases of $0.2 billion and the build-up of cash reserve of $9.7 billion.

[4]  Including net increase in financing of capital projects through Public-Private Partnership (P3). See Note 4 to the Consolidated Financial Statements.

[5]  Net new financing does not include Fair Hydro Trust debt as this amount was reclassed from other liabilities to debt in 2019–20. See Note 7 in the Consolidated Financial Statements.

Note: Numbers may not add due to rounding.

Financial Statement Discussion and Analysis, 2019–2020	25

The government completed an annual borrowing program of $39.5 billion in 2019–20, compared to $39.6 billion borrowing program completed in 2018–19.

Other long-term financing

This category includes debt incurred to finance construction of public assets including those procured through the P3 model. All assets that are owned by the province and its consolidated entities, and the associated financing liabilities, are reflected on the province’s balance sheet during construction and as the liabilities are incurred. For information on asset investments, see the Tangible Capital Assets section.

Other types of liabilities

Other types of liabilities include accounts payable, pensions and other employee future benefits, unspent transfers received from the federal government representing deferred revenues and other liabilities.

Chart 9 shows the recent trends in liabilities for the province. This trend over the period between 2015–16 and 2019–20 shows public debt rising, mainly to fund capital investments and the annual deficit. Other types of liabilities, including accounts payable and deferred revenue, tend to be more variable since they often reflect specific circumstances at fiscal year-end such as accrued liabilities for goods and services.

26	Financial Statement Discussion and Analysis, 2019–2020

Risks and risk management

The province’s financial results and financial reporting are subject to various risks and uncertainties over which the government may have limited or no control. These include, but are not limited to:

•	Scope of the COVID-19 pandemic and associated expenditure requirements, and revenue loss during the fourth quarter of the fiscal year;

•	Pandemic implications on consolidated organizations and related financial reporting disclosures;

•	Actual economic and/or revenue growth that differs from forecast;

•	Significant changes in financial statement items, especially taxation revenues, arising from actual results that differ from accounting estimates;

•	Unforeseen changes in transfer payments from the federal government;

•	Demand for entitlement-based public services or a change in other expense, including pension expense, that reflects actual experience that is significantly different than forecast;

•	Unusual weather patterns, extreme weather events and natural disasters with major financial impacts;

•	Security breaches or other malicious behaviour that could interrupt services, result in loss of information, compromise privacy and/or damage equipment or facilities;

•	The outcomes of legal settlements, arbitration and negotiations, and possible defaults on projects and potential defaults affecting loan and funding guarantees;

•	Financial market conditions, including access to capital markets, currency exchange rates and interest rates, that differ from expectations; and

•	Changes in accounting standards.

Ontario’s revenues rely heavily on the level and pace of economic activity in the province. Ontario manages risks to the revenue forecast by consulting with private-sector economists and tracking their economic forecasts to inform the government’s planning assumptions. For prudent fiscal planning, the Ministry of Finance’s real GDP growth projections are typically set slightly below the average private-sector forecast.

Financial Statement Discussion and Analysis, 2019–2020	27

The Province monitors information flows regarding revenues on an ongoing basis to assess potential risks to its finances. It also works continually to enhance information flows for the same purpose. Collaboration with the Canada Revenue Agency (CRA), which administers approximately 77 per cent of Ontario’s taxation revenues, is essential to achieving this. As well, Ontario is currently leading a federal, provincial and territorial working group that is exploring ways to enhance corporate income tax revenue forecasting and monitoring.

There are also risks arising from other sources of revenue, such as federal transfers and income from GBEs. Since these represent a smaller share of total revenue compared to larger revenue sources such as tax revenue — the risks they present are relatively less material to the fiscal plan. In addition, these risks are difficult to predict and quantify; for example, the federal transfers are subject to federal policy changes while GBEs’ net incomes are subject to regulatory decisions and market conditions. Note 1 to the Consolidated Financial Statements provides additional details on measurement uncertainty.

On the expense side, the fiscal plan includes contingency funds to help mitigate risks. In the 2019 Budget these totaled $1.1 billion: $0.8 billion for operating and $0.3 billion for capital. Funds were used to support initiatives such as:

•	Emergency forest firefighting;

•	Municipal partners providing child care programs;

•	Social assistance, developmental services, child welfare and other programs to help vulnerable populations;

•	Investments in youth justice services while the government continues work on modernization approaches; and

•	Early COVID-19 response initiatives including Off-Peak Time of Use electricity rate.

Provisions for losses that are likely to occur as a result of contingent liabilities such as ongoing litigation and land claims, and that can be reasonably estimated are expensed and reported as liabilities. Note 1 to the Consolidated Financial Statements provides further details.

Note 3 to the Consolidated Financial Statements explains the Province’s risk management strategies which are intended to ensure that exposure to borrowing-related risk is managed in a prudent and cost-effective manner.

28	Financial Statement Discussion and Analysis, 2019–2020

Changes in Canadian generally accepted accounting principles (GAAP) for the public sector issued by the Public Sector Accounting Board can have an impact on Ontario’s budgets, estimates and actual results. While changes in Canadian GAAP had no material impacts in the current fiscal year, the Treasury Board Secretariat actively monitors proposed changes and provides input to standard setters to support the development of standards that support sound public policy decision-making, transparency and accountability in reporting.

As required under the Fiscal Sustainability, Transparency and Accountability Act, 20192, a reserve is included in the projected surplus/deficit each year to guard against unforeseen revenue and expense changes that could have a negative impact on the province’s fiscal performance. The 2019 Budget Plan included a $1.0 billion reserve for 2019–20. Excluding this reserve, the projected deficit for 2019–20 in the 2019 Budget deficit was $9.3 billion. The final deficit for the 2019–20 fiscal year is $8.7 billion, which is $0.6 billion below the 2019 Budget projection of a deficit of $9.3 billion excluding the reserve.

[2]

As of May 29, 2019, the Financial Transparency and Accountability Act, 2004 was repealed and replaced by the Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA). The reserve requirements have not changed between these two Acts.

Financial Statement Discussion and Analysis, 2019–2020	29

Key Financial Ratios

In this section of the Annual Report, the use of key measures of financial position will be used to assess Ontario’s financial position. The levels and trends of these measures indicate the impacts of economic and other events on the province’s finances. The ratio and the level of each over the past five fiscal years are outlined in Table 8.

Key Financial Ratios						Table 8
as at the end of the fiscal period
		2015–16	2016–17	2017–18	2018–19	2019–20
Sustainability	Net Debt-to-GDP (%)	40.3%	39.7%	39.2%	39.4%	39.7%
	Net Debt to Total Revenue (%)	225.0%	223.2%	215.0%	219.9%	226.4%
	Net Debt per Capita ($)	$22,350	$22,636	$23,012	$23,604	$24,256
Flexibility	Interest on Debt to Total Revenue (%)	8.5%	8.3%	7.9%	8.1%	8.0%
	Own-Source Revenue to GDP (%)	14.9%	14.7%	15.2%	15.0%	14.7%
Vulnerability	Federal Transfers to Total Revenue (%)	17.0%	17.4%	16.5%	16.3%	16.3%
	Foreign Currency Debt to Revised Total Debt (%)	19.1%	17.1%	17.9%	17.1%	16.1%
	Unhedged Foreign Currency Debt (%)	0.3%	0.2%	0.2%	0.2%	0.2%

Notes:

1)

Actual results for 2015–16 to 2016–17 used for calculation have been restated to reflect the presentation change for hospitals, school boards and colleges, to classify third-party revenue with government revenue.

2)	Actual results for 2015–16 to 2017–18 also reflects a change in accounting treatment for net pension assets of jointly sponsored pension plans.
3)	Net debt was restated to reflect prepaid expenses and inventory supplies being reclassified as non-financial assets, as opposed to financial assets in prior years.
4)	Beginning in 2019–20, Ontario will begin to present public debt less of any investments in its own bonds and treasury bills.
5)	The forecasts of net debt and related ratios in the annual Budget are based on a calculation that excludes the reserve.

Sources: Nominal GDP is based on Ontario Economic Accounts, First Quarter 2020–21, released in August 2020 by the Ontario Ministry of Finance. Population estimates for July 1 are from Statistics Canada (Table 17-10-0009-01 released on September 27, 2018).

Measures of sustainability

Net debt provides a measure of the future government revenues that will be required to pay for the government’s past transactions. Net debt as a percentage of the province’s GDP shows the financial demands on the economy resulting from the government’s spending and taxation policies. A lower ratio of net debt-to-GDP generally indicates higher sustainability.

The province’s net debt-to-GDP ratio was 39.7 per cent at the end of fiscal year 2019–20, lower than the 40.7 per cent forecast in the 2019 Budget. As shown in Table 8, this ratio is in the middle of the range of the past five years. The ratio of net debt to total revenue is another key measure of sustainability, since net debt reflects the future revenue that is required to pay for past transactions and events. A lower net debt-to-revenue ratio generally indicates higher sustainability. From its peak in 2014–15 at 233.5 per cent, the ratio has declined by 2019–20 to 226.4 per cent, primarily due to revenue rising faster than net debt.

30	Financial Statement Discussion and Analysis, 2019–2020

Measures of flexibility

The ratio of Interest on Debt to Total Revenue shows the share of provincial revenue that is being used to pay interest expense on debt and therefore is not available for programs. A lower ratio generally indicates that a government has more flexibility to direct its revenues to programs. The ratio has fallen for Ontario over the past five years, from a high of 8.5 per cent in 2015–16 to the current level of 8.0 per cent. Lower interest rates, as well as the Province’s strategy of extending the duration terms of its borrowing program and locking in historically low interest rates for a longer period, has also contributed to lower interest costs. This strategy has extended the weighted-average term to maturity of provincially issued debt from approximately eight years in 2009–10 to 14 years in 2019–20.

Own-source revenue as a share of Ontario’s GDP shows the extent to which the government is leveraging funds from the provincial economy collected through taxation, user fees and other revenue sources it controls. A high taxation burden may make a jurisdiction less competitive, therefore increases in this ratio may reduce future revenue flexibility. Ontario’s ratio was stable between 2015–16 and 2019–20.

Measures of vulnerability

Transfers from the federal government as a percentage of total revenue, is an indicator of the degree to which the province relies on the federal government for revenue. A higher ratio may imply that a provincial government is more reliant on federal transfers. Provinces may have limited control over the value of these transfers and changes in federal policies can result in shifts in federal revenues to provinces.

Ontario’s share of revenue from federal transfers (including direct transfers to the BPS) declined from 17.0 per cent in 2015–16 to 16.3 per cent in 2019–20, the lowest share in the past five fiscal years. The gradual declining trend over this period largely reflects lower Equalization entitlements and a lower rate of growth relative to past years in the Canada Health Transfer.

Foreign currency debt to total debt is a measure of vulnerability to changes in foreign currency exchange rates. Accessing borrowing opportunities in foreign currencies allows Ontario to diversify its investor and funding base. It also ensures that the province will continue to have adequate access to capital in the event that domestic market conditions become more challenging. Ontario manages foreign currency risk by hedging its exposure to foreign currencies through the use of financial instruments. Effective hedging has allowed the province to consistently limit its exposure to foreign currency fluctuations to 0.3 per cent of debt issued for provincial purposes in 2015–16, declining to 0.2 per cent in 2019–20.

Financial Statement Discussion and Analysis, 2019–2020	31

Fiscal Management

Efficient and effective use of taxpayer dollars

The government has continued to make government more modern and citizen-centered, working to provide better services and increased value for the people of Ontario. As part of this effort, the government launched the Smart Initiatives, which includes high-impact projects that will change the culture of government, leverage technology and innovation, respect taxpayer dollars and eliminate inefficiencies.

This has included, for example:

•

Passing new legislation in December 2019 to support the Supply Chain Centralization initiative. The legislation allowed the government to implement critical measures in March 2020 as part of its COVID-19 response to ensure that it could deploy critical supplies, equipment and services to where they were needed most.

•

Completing a review of 191 provincial agencies to improve services, fix inefficiencies and take a smarter approach to spending taxpayer dollars. As a result of the review, the government is implementing recommendations that will improve service delivery, support new digital services and tackle redundancies.

Ontario’s 2019–20 multi-year planning process also focused on developing long-term plans to modernize government to sustainable levels. As part of this effort, an evidence-based approach to government decision-making has led to a reduction in administrative costs and duplication, while further identifying opportunities for better value for money.

In addition, the expansion of voluntary exit programs to non-bargaining staff, managers, and senior executives was successful in streamlining the overall size of the Ontario Public Service and in achieving long-term savings.

Through these efforts, the government has been well positioned to respond to emerging events such as the COVID-19 pandemic. As Ontario moves further into economic recovery, the government’s multi-year business planning process will continue to focus on transforming the way ministries do business and making government smarter, nimbler and more efficient. This will help to ensure that Ontario continues to be ready to respond to future crises and protect the long-term sustainability of the programs and services that the people and businesses of Ontario rely on.

Managing interest on debt

The interest on debt expense of $12.5 billion reported for 2019–20 was an improvement of over $0.8 billion over the 2019 Budget, but $0.1 billion higher than the interest on debt expense in 2018–19. Through a combination of lower-than-forecast interest rates and cost-effective debt management, interest on debt has consistently come in below plan in each year since the 2010 Budget.

32	Financial Statement Discussion and Analysis, 2019–2020

Non-Financial Activities

This section discusses key non-financial results of major sectors. The purpose is to provide highlights of government spending and the related activities in these sectors.

Health care

The government acts as a steward of the health care sector, providing overall direction and leadership for the system, including planning and resource management. The government also manages key provincial programs including hospitals, long-term care, home and community care, OHIP, the assistive devices program, drug programs, emergency services, independent health facilities and laboratory services.

Ontario has begun to move forward with large-scale capacity and health system transformations to build a more modern, sustainable and integrated health care system focused on the needs of the patient, while implementing the government’s plan to end hallway health care. This work was impacted in the final quarter of 2019–20 by the COVID-19 global pandemic. Some modernization priorities saw an acceleration as they were part of ministry plans to respond to COVID-19, most notably Ontario Health taking on a key operational role.

Results reported in 2019–20 include:

•

Creating Ontario Health, an agency to coordinate health care delivery oversight, reduce health care bureaucracy and regional administration silos in order to build an integrated public health care system, improve clinical guidance and support for health service providers, and enable better quality of care for patients. The government transferred five existing provincial health agencies and select non-home and community care executives from the Local Health Integration Network (LHIN) into Ontario Health on December 2, 2019. In addition, the 14 LHINs were clustered into five interim geographic regions and the number of CEO positions reduced from fourteen to five.

•

Introducing Ontario Health Teams, a new model of care that brings health care providers together to work as a team to improve patient outcomes. In the fall of 2019, the first cohort of 24 Ontario Health Teams were announced.

•

Launching the Digital First for Health strategy to bring the patient experience into the 21st century and help address hallway health care by offering more choices and making health care simpler, easier and more convenient for patients. Once this new strategy is fully implemented, patients can expect more virtual care options and greater access to their own health care information.

•

Providing $175 million in 2019–20 through the Health Infrastructure Renewal Fund to help 131 hospitals across the province maintain their infrastructure and ensure a safe and comfortable environment for patients to receive care.

Financial Statement Discussion and Analysis, 2019–2020	33

•

To ensure that Ontario’s public drug programs are sustainable and available to those who need it most, the government implemented changes to improve the value of pharmacy payments, including changing the payment model for professional pharmacy services for long-term care homes from a fee-for-service model to a fee-per-bed capitation model.

•

Launching “Roadmap to Wellness: A Plan to Build Ontario’s Mental Health and Addictions System,” and invested an additional $174 million in funding in mental health and addictions to address the critical gaps in Ontario’s system and to support patients and families living with mental health and addictions challenges. This funding also supports child and youth community mental health services, addictions services such as opioid addictions treatment, youth residential treatment and withdrawal management and supportive housing programs for people who are homeless and face mental health and addictions issues.

•

Introducing the Connecting People to Home and Community Care Act, 2020 to modernize the delivery of home and community care services allowing Ontario Health Teams to deliver more innovative models of home and community care.

•

Demonstrating that long-term care is a top priority for the government by announcing the creation of a standalone ministry on June 25, 2019, to improve the quality of life for residents and with the goal of reducing long-term care waitlists across the province as well as addressing hallway health care in hospitals.

•

Conducting consultations with the long-term care sector to develop a modernized funding model to accelerate the creation of thousands of new and redeveloped long-term care beds as well as having 128 active projects underway across the province.

•

Reviewing and developing a plan to address the recommendations from The Honourable Eileen E. Gillese, Commissioner of the Public Inquiry into the Safety and Security of Residents in the Long-term Care Homes System directed at the Ministry of Long-Term Care.

•

Launching a staffing study to inform the development of a comprehensive staffing strategy for the long-term care sector, including staffing models and best practices for the training, recruitment and retention of personal support workers (PSWs), nurses and other care staff.

The government also made additional commitments in response to the COVID-19 outbreak as follows:

•

The government invested $53 million in 2019–20 in the health and long-term care sectors targeted towards increased public health funding, surveillance and laboratory and home testing, while also investing in virtual care and Telehealth Ontario.

34	Financial Statement Discussion and Analysis, 2019–2020

•

These investments also allowed for an increase in supply of personal protective equipment (PPE) and critical medical supplies to frontline staff as part of Ontario’s Action Plan: Responding to COVID-19.

•

Included in this investment was initial emergency funding to the long-term home sector for infection control and to respond to staffing challenges, of which $23 million was spent in the 2019–20 fiscal year.

Education

Ontario’s publicly funded early years and education system is focused on preparing Ontario’s children and students for success, ensuring that young people develop monetizable skills that can be applied to the labour market for good, high paying jobs.

Results reported in 2019–20 include:

•

For the 2019–20 school year, approximately two million students were enrolled in elementary and secondary education through Ontario’s publicly funded education system — an increase of approximately 1 per cent over 2018–19.

•	Improving child care. In 2019–20, there were 462,802 licensed child care spaces for children 0-12 years of age, which is a 4 per cent increase from 2018–19.

•

Providing more before-and-after school care programs. In 2019–20, 86 per cent of elementary schools offered before and after school programs for children 4-12 years of age. There were more than 10,000 additional licensed care spaces for children in this age group than in 2018–19.

•

For the 2019–20 school year, the parents of more than 825,000 children were supported with $146 million to offset the inconvenience of education labour action in their local school boards through the Support for Parents program.

•

The Support for Families program ($377.8 million) provided a one-time payment per child for families to support the purchase of educational materials during the school and child care closure period due to COVID-19. As of June 19, 2020, the program had received over 1.65 million applications of which 1.6 million had been processed for payment. This program closed on August 31, 2020, after which no new applications were accepted.

Postsecondary and training

Postsecondary and training helps prepare people with the knowledge and skills required for the modern workforce. Ontario’s economic prosperity and competitive advantage are increasingly dependent on a highly skilled, diverse and adaptive workforce.

Financial Statement Discussion and Analysis, 2019–2020	35

Ontario’s skilled trades offer careers leading to secure jobs that are also vital to the health and growth of the economy. Apprenticeship opportunities help businesses harness new talent while equipping workers with the practical skills and qualifications that the economy needs now and in the future.

Results reported in 2019–20 include:

•	A 71 per cent postsecondary education attainment rate in 2019–20, up from 69 per cent in 2018–19.

•	Supporting training for over 75,400 apprentices and certification for almost 8,900 trade professionals, up from 72,900 apprentices and down from 9,800 trade professionals in 2018–19.

•	Employment, training and labour market programs and services were provided to approximately one million Ontarians through Employment Ontario.

•	In the 2019–20 fiscal year, OSAP issued approximately $4.6 billion in student aid helping more than 440,000 students.

•

Funding additional classes for in-demand trades and new classes where there was evidence of demand. As a result, an additional 178 classes were made available, and wait times for classes were reduced for over 4,000 apprentices.

•

Reducing complexity, cutting red tape, allowing Ontario businesses to hire more apprentices, encouraging young people to develop a career in the trades, and bringing quality jobs back to the province. Eliminating college membership fees for apprentices and reducing annual membership fees for journeypersons by 50 per cent.

Children’s and social services

The Ministry of Children, Community and Social Services (MCCSS) funds and delivers programs and services that promote thriving and inclusive communities, help the people of Ontario build independence and improve their quality of life. During the 2019–20 fiscal year, the MCCSS’ focus was on streamlining program delivery and reducing costly and unnecessary administration work in an effort to improve outcomes for people.

Results reported in 2019–20 include:

•

Investing more than $2.9 billion in services for people with developmental disabilities, women and children escaping domestic violence, Indigenous peoples, children with mental health needs and others being supported in community settings.

36	Financial Statement Discussion and Analysis, 2019–2020

•

Investing $1.6 million in more than 60 projects that will upgrade and repair residential settings operated by community agencies that provide services for people with developmental disabilities, as well as for women and children escaping gender-based violence, Indigenous peoples, children with mental health needs and others being supported in community settings.

•

Providing about one million Ontarians receiving some form of monthly social assistance. Efforts were focused on service excellence, organizational effectiveness and accountability. The province also made technology advancements, enhanced staff training, built stronger partnerships with community partners and streamlined processes to improve service delivery and ensure fiscal responsibility.

•

Transforming social assistance and employment programs into simpler, more effective supports so that everyone can contribute to the success of the province. By embracing technology to reform the social assistance system, the government is making service simpler for social assistance recipients and allowing frontline staff to spend more time with their clients.

•

Transforming the Family Responsibility Office (FRO) through investments in service improvements and technology including: alternative service channels for clients; accessible, efficient and proactive case management processes; and enhancements to FRO’s case management IT system.

•

In December 2019, after receiving and reviewing the Autism Advisory Panel’s recommendations, the government announced key elements of the new needs-based Ontario Autism Program (OAP). The OAP will offer a range of services and interventions designed to respond to the individual needs of children and youth on the autism spectrum, and their families. Beginning in January 2020, the OAP provided eligible families on the waitlist with access to interim one-time funding to purchase eligible services. Expenditures related to interim one-time funding for families will be recognized in the 2020–21 fiscal year.

•

Investing more than $68 million in a continuum of health, healing and wellness programs that are designed and delivered by and for Indigenous peoples, both on- and off-reserve. The ministry is also investing $86.4 million in Indigenous Community and Prevention Supports to support improved outcomes and well-being for Indigenous children, youth and families.

•

Investing more than $161 million in community-based agencies across the province to provide services and supports to women and dependents who have experienced violence or are at risk of experiencing violence. This funding directly supports more than 400 agencies including Indigenous centres providing supports to Indigenous women and children.

Financial Statement Discussion and Analysis, 2019–2020	37

•

Implementing a new anti-human trafficking strategy with a comprehensive action plan to combat human trafficking and child sexual exploitation. It will leverage interconnected programs and partnerships to maximize investment outcomes with a coordinated and aligned response to human trafficking in Ontario.

Justice

The justice sector supports the administration and delivery of justice services, including the administration of courts, prosecution of offences, and provision of legal services and supports to victims and vulnerable persons, as well as administers the public safety, policing and correctional systems to ensure that Ontario’s diverse communities are supported and protected.

Results reported in 2019–20 include:

•

Creation of the first fully provincial government-based animal welfare enforcement system when Ontario’s Provincial Animal Welfare Services Act, 2019 (PAWS) came into force on January 1, 2020. The new system is anchored by a toll-free number, 1-833-9-ANIMAL (264625) for people to report concerns about animal distress or abuse. The provincial call centre is open 24/7.

•

Amendment of the Missing Persons Act, 2018 which addresses barriers faced by police in Ontario when investigating missing persons by providing police with new tools to use in certain circumstances where there is no evidence a crime has been committed. The Act allows police to apply for judicial orders to access records, such as information about travel or telephone and other electronic communications, or to authorize entry onto premises to locate a missing person, as well as provides police with the ability to make an urgent demand for records without a court order in very narrow and urgent circumstances.

•

Investments in Ontario’s Guns, Gangs and Violence Reduction Strategy to address guns and gangs in Ontario. The strategy balances the government’s policy objective to deliver a comprehensive and effective solution to the gun and gang crisis in Ontario, with the government’s fiscal priorities and commitments. It also takes a comprehensive approach to addressing guns and gangs across the province by combining enforcement, intervention and prevention initiatives tailored to targeted groups.

•

To protect children and keep communities safe, Ontario continued to combat the illegal cannabis market in response to the federal government’s legalization of cannabis. To support this effort, the government moved to an open market for retail cannabis licensing to provide consumers with greater access and a safe, legal supply of cannabis in order to keep communities safe and cannabis out of the hands of youth.

38	Financial Statement Discussion and Analysis, 2019–2020

•

Implementing a new anti-human trafficking strategy to combat human trafficking and child sexual exploitation. This comprehensive action plan takes a proactive approach in raising awareness about human trafficking, protecting victims and intervening early, supporting survivors and holding offenders accountable.

Condition of provincial tangible capital assets

Infrastructure investments should be made using an evidence-based approach. This includes a focus on asset management to ensure the delivery of high-quality public services, while efficiently managing the costs.

•

The Province compiled its first asset inventory in 2016 as a key step in managing provincial assets more effectively. The inventory is now updated annually and currently contains information such as the location, age, condition and value of over 15,000 tangible capital assets including buildings and the province’s entire bridges and road network. This covers the majority of the infrastructure assets owned or consolidated (i.e., certain BPS organizations) by the province, as well as some other assets that are funded in part, but not owned or consolidated, by the province.

•

The Province uses the inventory to track, monitor and report on the physical condition of assets. For example, the inventory contains indicators such as Facility Condition Indexes (FCIs), Bridge Condition Indexes (BCIs) and Pavement Condition Indexes (PCIs), which help to inform the state of infrastructure assets.

•

Ontario is expanding infrastructure asset data management to include other relevant data such as the current and projected capacity and utilization of assets. This integrated data will provide a base to support evidence-based infrastructure planning decisions which help ensure that infrastructure investments provide value for money and are made at the right time and the right place.

Financial Statement Discussion and Analysis, 2019–2020	39

Transparency and Accountability

Ontario continues to take steps that enhance government transparency and fiscal accountability in financial reporting.

Recent developments in public sector accounting standards

The province’s financial reports are prepared in accordance with the accounting principles for governments issued by the Public Sector Accounting Board (PSAB) of the Chartered Professional Accountants of Canada (CPA Canada).

As described in Note 1 to the Consolidated Financial Statements, future changes in both public sector and private sector accounting standards may affect how assets, liabilities, revenues and expenses are reported in Ontario’s consolidated financial reports. Other current projects that are being closely monitored by Ontario include PSAB’s review of its employment benefits standard which includes accounting for pensions as well as accounting for financial instruments, foreign currency translation, asset retirement obligations, revenue reporting and public-private partnerships.

The C.D. Howe Institute Fiscal Accountability Report

In August 2020, the C.D. Howe Institute issued its annual commentary on fiscal reporting transparency of senior Canadian governments, with a focus on the relevance, accessibility, timeliness and reliability of these government financial reports. Each government is assigned a letter grade based on the quality of the numbers presented in these reports, access and user friendliness, and the ability to use them for various decision-making purposes.

The August 2020 report covers the Public Accounts of Ontario 2018–2019. In the report, for the second consecutive year, Ontario has improved its grading.

40	Financial Statement Discussion and Analysis, 2019–2020

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements, 2019–2020	41

42	Consolidated Financial Statements, 2019–2020

Office of the Auditor General of Ontario Bureau de la vérificatrice générale de I’Ontario

INDEPENDENT AUDITOR’S REPORT

To the Members of the Legislative Assembly of the Province of Ontario

Opinion

I have audited the accompanying Consolidated Financial Statements of the Province of Ontario, which comprise the Consolidated Statement of Financial Position as at March 31, 2020, and the Consolidated Statements of Operations, Change in Net Debt, Change in Accumulated Deficit, and Cash Flow for the year then ended, and notes to the Consolidated Financial Statements, including a summary of significant accounting policies.

In my opinion, the accompanying Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Province of Ontario as at March 31, 2020, and the consolidated results of its operations, the consolidated changes in its net debt, the consolidated change in its accumulated deficit and its consolidated cash flows for the year then ended in accordance with Canadian public sector accounting standards.

Basis for Opinion

I conducted my audit in accordance with Canadian generally accepted auditing standards. My responsibilities under those standards are further described in the Auditor’s Responsibility for the Audit of the Consolidated Financial Statements section of this report. I am independent of the Province of Ontario in accordance with the ethical requirements that are relevant to my audit of the Consolidated Financial Statements in Canada, and I have fulfilled my other ethical responsibilities in accordance with these requirements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Other Accompanying Information

The Government of Ontario (Government) is responsible for the information in the 2019-20 Public Accounts of Ontario Annual Report.

Box 105, 15th Floor 20 Dundas Street West

Toronto Ontario

M5G 2C2

416-327-2381

fax 416-326-3812

B.P. 105, 15[e] étage

20, rue Dundas ouest Toronto (Ontario)

M5G 2C2

416-327-2381

télécopieur  416-326-3812

www.auditor.on.ca

My opinion on the Consolidated Financial Statements does not cover the other information accompanying the Consolidated Financial Statements and I do not express any form of assurance conclusion thereon.

In connection with my audit of the Consolidated Financial Statements, my responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or my knowledge obtained during the audit, or otherwise appears to be materially misstated.

Consolidated Financial Statements, 2019–2020	43

If, based on the work I have performed on this other information, I conclude that there is a material misstatement of this other information, I am required to report that fact in this auditor’s report. I have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with Canadian public sector accounting standards, and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

In preparing the Consolidated Financial Statements, management is responsible for assessing the Province of Ontario’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the Government either intends to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Province of Ontario’s financial reporting process.

Auditor’s Responsibility for the Audit of the Consolidated Financial Statements

My objectives are to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes my opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, I exercise professional judgment and maintain professional skepticism throughout the audit. I also:

•

Identify and assess the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for my opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

44	Consolidated Financial Statements, 2019–2020

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Province of Ontario’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Province of Ontario’s ability to continue as a going concern. If I conclude that a material uncertainty exists, I am required to draw attention in my auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify my opinion. My conclusions are based on the audit evidence obtained up to the date of my auditor’s report. However, future events or conditions may cause the Province of Ontario to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the disclosures, and whether the Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

The audit of the Consolidated Financial Statements is a group audit engagement. As such, I also obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the Consolidated Financial Statements. I am responsible for the direction, supervision and performance of the group audit and I remain solely responsible for my audit opinion.

I communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control identified during the audit.

I also provide those charged with governance with a statement that I have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on my independence, and where applicable, related safeguards.

Original signed by

Toronto, Ontario	Bonnie Lysyk, MBA, FCPA, FCA, LPA
September 11, 2020	Auditor General

Consolidated Financial Statements, 2019–2020	45

46	Consolidated Financial Statements, 2019–2020

Province of Ontario Consolidated Statement of Operations
($ Millions)	2019–20 Budget[1]	2019–20 Actual	2018–19 Restated Actual[2]

Revenue (Schedules 1 and 2)

Personal Income Tax	36,600	37,743	35,381

Sales Tax	28,076	28,619	27,808

Corporations Tax	15,171	15,414	16,606

Employer Health Tax	6,837	6,731	6,544

Education Property Tax	6,085	6,179	6,171

Ontario Health Premium	4,021	4,059	3,819

Gasoline and Fuel Taxes	3,542	3,590	3,483

Other Taxes	5,806	5,943	5,712

Total Taxation	106,138	108,278	105,524

Transfers from Government of Canada	25,453	25,398	25,090

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	9,364	9,281	9,237

Income from Investment in Government Business Enterprises (Schedule 9)	5,821	5,896	5,470

Other	7,389	7,243	8,379

	154,165	156,096	153,700

Expense (Schedules 3 and 4)

Health	63,437	63,716	61,906

Education[3]	31,522	31,752	30,425

Other Programs	22,859	23,713	23,102

Children’s and Social Services	16,587	17,103	16,862

Interest on Debt	13,335	12,495	12,384

Postsecondary and Training	11,369	11,273	11,984

Justice	4,335	4,716	4,472

	163,444	164,768	161,135

Reserve	1,000	–	–

Annual Deficit	(10,279)	(8,672)	(7,435)

[1]	Amounts reported as “Plan” in 2019 Budget has been reclassified. See Note 16.
[2]	2018–19 actual expense has been restated to reflect ministry and program structure on the same basis as presented in the current year to ensure comparability. See Note 16.
[3]	Teachers’ Pension Plan expense is included in Education (Schedule 4).

  See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2019–2020	47

Province of Ontario Consolidated Statement of Financial Position
As at March 31 ($ Millions)	2020	2019

Liabilities

Accounts Payable and Accrued Liabilities (Schedule 5)	28,576	24,277

Debt (Note 2)	372,790	354,264

Other Long-Term Financing (Note 4)	14,975	15,419

Deferred Revenue and Capital Contributions (Note 5)	13,239	12,914

Pension and Other Employee Future Benefits (Note 6)	12,081	11,578

Other Liabilities (Note 7)	5,737	7,270

	447,398	425,722

Financial Assets

Cash and Cash Equivalents	23,083	13,399

Investments (Note 8)	26,130	26,338

Accounts Receivable (Schedule 6)	9,803	12,172

Loans Receivable (Schedule 7)	12,064	11,883

Other Assets	1,168	1,230

Investment in Government Business Enterprises (Schedule 9)	21,818	22,204

	94,066	87,226

Net Debt	(353,332)	(338,496)

Non-Financial Assets

Tangible Capital Assets (Note 9)	126,464	120,872

Prepaid Expenses and Other Non-Financial Assets	1,104	982

	127,568	121,854

Accumulated Deficit	(225,764)	(216,642)

For additional information, see Contingent Liabilities, Contingent Assets (Note 11) and Contractual Obligations, Contractual Rights (Note 12).

See accompanying Notes and Schedules to the Consolidated Financial Statements.

48	Consolidated Financial Statements, 2019–2020

Province of Ontario Consolidated Statement of Change in Net Debt

For the year ended March 31 ($ Millions)	2019–20 Budget	2019–20 Actual	2018–19 Actual

Annual Deficit	(10,279)	(8,672)	(7,435)

Acquisition of Tangible Capital Assets (Note 9)	(13,566)	(12,160)	(13,128)

Amortization of Tangible Capital Assets (Note 9)	6,343	6,236	5,951

Proceeds on Sale of Tangible Capital Assets	–	234	197

Loss/(Gain) on Sale of Tangible Capital Assets	–	98	(20)

(Increase) in Prepaid Expenses and Other Non-Financial Assets	–	(122)	(43)

	(7,223)	(5,714)	(7,043)

Other Comprehensive Income (Loss) from GBEs (Schedule 9)	–	290	(43)

Contribution Surplus- Ontario Power Generation (Schedule 9)	–	39	–

Equity Impact–IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities, and Other Costs (Schedule 9)	–	187	101

Equity Impact - IFRS 16 Adjustment for Liquor Control Board of Ontario (Schedule 9)	–	(74)	–

Increase in Fair Value of Ontario Nuclear Funds (Note 10)	–	(1,418)	(242)

Increase in Net Debt	(17,502)	(15,362)	(14,662)

Net Debt at Beginning of Year	(342,441)	(338,496)	(323,834)

Adjustment to Net Debt (Note 16)	–	526	–

Restated Net Debt at Beginning of Year	(342,441)	(337,970)	(323,834)

Net Debt at End of Year	(359,943)	(353,332)	(338,496)

  See accompanying Notes and Schedules to the Consolidated Financial Statements.

Province of Ontario Consolidated Statement of Change in Accumulated Deficit

For the year ended March 31 ($ Millions)	2019–20	2018–19

Accumulated Deficit at Beginning of Year	(216,642)	(209,023)

Adjustments to Accumulated Deficit (Note 16)	526	–

Restated Accumulated Deficit at Beginning of Year	(216,116)	(209,023)

Annual Deficit	(8,672)	(7,435)

Contribution Surplus-Ontario Power Generation (Schedule 9)	39	–

Increase in Fair Value of Ontario Nuclear Funds (Note 10)	(1,418)	(242)

Equity Impact - IFRS 16 Adjustment for Liquor Control Board of Ontario (Schedule 9)	(74)	–

Equity Impact–IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities, and Other Costs (Schedule 9)	187	101

Other Comprehensive Income (Loss) from GBEs (Schedule 9)	290	(43)

Accumulated Deficit at End of Year	(225,764)	(216,642)

  See accompanying Notes and Schedules to the Consolidated Financial Statements.

Consolidated Financial Statements, 2019–2020	49

Province of Ontario Consolidated Statement of Cash Flow
For the year ended March 31 ($ Millions)	2020	2019

Operating Transactions

Annual Deficit	(8,672)	(7,435)

Non-Cash Items

Amortization of Tangible Capital Assets (Note 9)	6,236	5,951

Loss/(Gain) on Sale of Tangible Capital Assets	98	(20)

Contributed Tangible Capital Assets	(13)	–

Income from Investment in Government Business Enterprises (Schedule 9)	(5,896)	(5,470)

Adjustments to Opening Accumulated Deficit (Note 16)	526	–

Cash Items

Decrease in Accounts Receivable (Schedule 6)	2,369	1,293

(Increase)/Decrease in Loans Receivable (Schedule 7)	(181)	499

Increase in Accounts Payable and Accrued Liabilities (Schedule 5)	4,138	925

Increase in Liability for Pension and Other Employee Future Benefits (Note 6)	503	59

Increase in Other Liabilities (Note 7)	231	412

Increase in Deferred Revenue and Capital Contributions (Note 5)	325	411

Remittances from Investment in Government Business Enterprises (Schedule 9)	5,306	5,212

Increase in Prepaid Expenses and Other Non-Financial Assets	(122)	(43)

Decrease/(Increase) in Other Assets	62	(168)

Cash Provided by Operating Transactions	4,910	1,626

Capital Transactions

Acquisition of Tangible Capital Assets	(11,301)	(12,422)

Proceeds from Sale of Tangible Capital Assets	234	197

Cash Applied to Capital Transactions	(11,067)	(12,225)

Investing Transactions

Investments Purchased	(417,778)	(343,987)

Investments Retired	417,986	339,008

Capital Contribution to Ontario Power Generation (Schedule 9)	–	(66)

Cash Applied to Investing Transactions	208	(5,045)

Financing Transactions

Long-Term Debt Issued	42,694	38,864

Long-Term Debt Retired	(27,589)	(22,028)

Net Change in Short-Term Debt	1,657	17

(Decrease)/Increase in Other Long-Term Financing (Note 4)	(1,129)	729

Cash Provided by Financing Transactions	15,633	17,582

Net Increase in Cash and Cash Equivalents	9,684	1,938

Cash and Cash Equivalents at Beginning of Year	13,399	11,461

Cash and Cash Equivalents at End of Year	23,083	13,399

Cash	12,286	11,240

Cash Equivalents	10,797	2,159

  See accompanying Notes and Schedules to the Consolidated Financial Statements.

50	Consolidated Financial Statements, 2019–2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Consolidated Financial Statements are prepared by the Government of Ontario in accordance with the accounting standards for governments recommended by the Public Sector Accounting Board (PSAB).

(b)	Reporting Entity

These financial statements report the activities of the Consolidated Revenue Fund combined with those organizations that are controlled by the Province.

Government business enterprises (GBEs), broader public sector (BPS) organizations (i.e., hospitals, school boards and colleges) and other government organizations controlled by the Province are included in these financial statements. Controlled organizations are consolidated if the organizations are reasonably expected to meet and maintain one of the following criteria: i) their revenues, expenses, assets or liabilities are greater than $50 million; or ii) their outside sources of revenue, deficit or surplus are greater than $10 million. In accordance with public sector accounting standards, the Province also applies the “benefit versus cost constraint” in determining which organizations should be consolidated in Ontario’s financial statements. For those organizations that do not meet the PSAB benefit versus cost constraint standard, government transfer payments to these organizations are included as expenses in these financial statements through the accounts of the ministries responsible for them. A listing of consolidated government organizations is provided in Schedule 8.

Trusts administered by the Province on behalf of other parties are excluded from the reporting entity but are disclosed in Note 13.

(c)	Principles of Consolidation

Government organizations, including hospitals, school boards and colleges (collectively known as BPS organizations) as well as other government organizations controlled by the Province are consolidated on a line-by-line basis with the assets, liabilities, revenues and expenses of the province based on the percentage of ownership the government held during the fiscal year. Where appropriate, adjustments are also made to present the accounts of these organizations on a basis consistent with the accounting policies of the Province and to eliminate significant inter-organizational accounts and transactions.

Consolidated Financial Statements, 2019–2020	51

Government business enterprises are defined as those government organizations that: i) are separate legal entities with the power to contract in their own name and that can sue and be sued; ii) have the financial and operating authority to carry on a business; iii) have as their principal activity and source of revenue the selling of goods and services to individuals and non-government organizations; and iv) are able to maintain their operations and meet their obligations from revenues generated outside the government reporting entity.

The activities of GBEs are recorded in the financial statements based on their results prepared in accordance with International Financial Reporting Standards (IFRS) using the modified equity method. Their combined net assets are included in the financial statements as Investment in Government Business Enterprises on the Consolidated Statement of Financial Position, and their net income is shown as a separate item, Income from Investment in Government Business Enterprises (GBEs) on the Consolidated Statement of Operations. Less than wholly owned GBEs (e.g., Hydro One Limited) are reflected using the modified equity method based on the percentage of ownership the government held during the fiscal year.

(d)	Measurement Uncertainty

The preparation of financial statements requires the Province to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses during the reporting period. Uncertainty in the determination of the amounts at which an item is recognized or disclosed in the financial statements is known as measurement uncertainty. The coronavirus (COVID-19) pandemic has added to the Province’s measurement uncertainty primarily due to a reduction of available information with which to make significant assumptions related to critical estimates as compared to those estimates reported at March 31, 2019.

Measurement uncertainty that is material to these financial statements exists in the valuation of pensions and other employee future benefits obligations; the value of tangible capital assets; the estimation of personal income tax (PIT), corporations income tax (CIT) and Harmonized Sales Tax (HST) revenue accruals; the valuation of the Canada Health Transfer, Canada Social Transfer and Equalization Payment entitlements; and the estimation of liabilities for contaminated sites, land claim settlements, and other liabilities.

Pension and other employee future benefits liability of $12.1 billion (2018–19, $11.6 billion), see Note 6, are subject to measurement uncertainty because actual results may differ significantly from the Province’s best long-term estimate of expected results — for example, the difference between actual results and actuarial assumptions regarding return on investment of pension fund assets and health care cost trend rates for retiree benefits may be significant. Due to the COVID-19 pandemic, additional measurement uncertainty exists in the valuation of pension investments in pension plans that the Province reports in its financial statements. The uncertainty is caused by unobservable valuation inputs for investments where there is no quoted market price available and the determination of discount rates used to value certain plan investments as at March 31, 2020.

52	Consolidated Financial Statements, 2019–2020

The net book value of tangible capital assets of $126.5 billion (2018–19, $120.9 billion), see Note 9, is subject to uncertainty because of differences between estimated useful lives of the assets and their actual useful lives.

PIT revenue estimate of $37.7 billion (2018–19, $35.4 billion), may be subject to subsequent revisions based on information available in the future related to past year tax return processing. CIT revenues of $15.4 billion (2018–19, $16.6 billion), and HST revenues of $28.6 billion (2018–19, $27.8 billion) are also subject to uncertainty for similar reasons.

The estimation of the Canada Health Transfer of $15.6 billion (2018–19, $14.9 billion) and Canada Social Transfer of $5.7 billion (2018–19, $5.5 billion), see Schedule 1, are subject to uncertainty because of variances between the estimated and actual Ontario share of the Canada-wide personal income and corporations tax base and population.

The Canada Revenue Agency (CRA) administers Ontario’s PIT and CIT revenues and supplies the province with tax assessment data that serves as a basis for it’s accrual for these tax revenues. In response to the COVID-19 pandemic, the Government of Canada announced a series of tax measures which included the extension of personal and corporate tax filing deadlines for the 2019 taxation year. These relief measures, combined with the impact of COVID-19 on the CRA’s operations, caused a delay in CRA’s standard processing times and a reduction in the amount of available 2019 tax assessment data. As a result, there is greater measurement uncertainty in Ontario’s estimates for PIT and CIT accruals as well as the Equalization Payments entitlements that also rely on these tax base estimates.

There is measurement uncertainty surrounding the estimation of liabilities for contaminated sites of $1.7 billion (2018–19, $1.8 billion), see Note 7. The Province may be responsible for cleanup costs that cannot be reasonably estimated due to several factors including: insufficient information related to the nature and extent of contamination, timing of costs well into the future (e.g., unknown impacts of future technological advancements), the challenges of remote locations, and unique contaminations.

There is measurement uncertainty surrounding the estimate of liabilities for contingent liabilities, including estimates for land claim settlements. Estimates for these liabilities are recorded when the contingency is determined to be likely and measurable however the actual amount of any settlement may vary from the estimate recorded.

The Province’s investment in Ontario Power Generation (OPG) includes asset retirement obligations for fixed asset removal and nuclear waste management, discounted for the time value of money. These obligations are estimated based on the expected amount and timing of future cash expenditures based on plans for fixed asset removal and nuclear waste management. Such estimates are subject to uncertainty in the nature and extent of cost estimates, the timing of costs being incurred, changes in the discount rate applied to the cash flow estimates, and other unanticipated changes in fixed asset removal and nuclear waste management techniques.

Consolidated Financial Statements, 2019–2020	53

Estimates are based on the best information available at the time of preparation of the financial statements and are reviewed annually to reflect new information as it becomes available. By their very nature, estimates are subject to measurement uncertainty. Therefore, actual results may differ materially from the Province’s estimates.

(e)	Significant Accounting Policies

Revenue

Tax revenues are recognized in the period in which the taxable event occurs and when they are authorized by legislation, or the ability to assess and collect the tax has been provided through legislative convention. Reported tax revenues include estimated revenues for the current period, adjustments between the estimated revenues of previous years and actual amounts, and revenues from reassessments relating to prior years. Reported amounts do not include estimates of some unreported taxes or the impact of future reassessments.

PIT revenue for the period is accrued based on an estimate of current year tax assessments (plus late-arriving assessments/reassessments for prior years) prorated from the federal Department of Finance’s Tax Sharing Statements and an estimate for the following tax year based on the First Estimate of Payments.

The HST component of sales tax revenue is collected by the Government of Canada under a Comprehensive Integrated Tax Coordination Agreement and is remitted to the Province net of credits. The remittances are based on the federal Department of Finance’s best estimates, which are subject to periodic updates. The Province recognizes HST revenues based on these federal estimates.

Accrued CIT revenue for the period is based on estimated corporate taxpayers’ taxable income for the year. The estimate is based on an Ontario Ministry of Finance economic model projection which leverages the historical relationship between aggregate taxable income and corporate profits.

PS 3510 distinguishes between tax concessions (relief of taxes paid), which are accounted for as revenue offsets, and transfers made through the tax system (financial benefits independent of taxes paid) which are reported as expenses.

Refundable personal and corporate income tax credits constitute transfers made through the tax system that are reclassified as expenses to conform to public sector accounting standards. To ensure that the reclassification is fiscally neutral, a corresponding increase is made to PIT revenue and CIT revenue. Non-refundable PITand CIT credits constitute tax concessions (relief of taxes paid), which are accounted for as revenue offsets by crediting the related tax revenue.

Transfers from the Government of Canada are recognized as revenues in the period during which the transfer is authorized by the federal government and all eligibility criteria are met, except if the stipulations related to federal government funding creates an obligation that meets the definition of a liability. Once a liability is recognized, the transfer is recorded in revenue as the obligations related to these stipulations are met.

54	Consolidated Financial Statements, 2019–2020

Other revenues are recognized in the fiscal year that the events giving rise to the revenues occur and they are earned. Amounts received prior to the end of the year that will be earned in a subsequent fiscal year are deferred and reported as liabilities (see Liabilities).

Expense

Expenses are recognized in the fiscal year that the events giving rise to the expenses occur and resources are consumed.

Transfer payments are recognized in the year that the transfer is authorized, and all eligibility criteria have been met by the recipient. Any transfers paid in advance are deemed to have met all eligibility criteria.

Interest on debt includes: i) interest on outstanding debt (including BPS debt) net of interest income on investments and loans; ii) amortization of foreign exchange gains or losses; iii) amortization of debt discounts, premiums and commissions; iv) amortization of deferred hedging gains and losses; and v) debt servicing costs and other costs.

Employee future benefits such as pensions, other retirement benefits and entitlements upon termination are recognized as expenses over the years in which the benefits are earned by employees. These expenses are the government’s share of the current year’s cost of employee benefits, interest on the net benefits’ liability or asset, amortization of actuarial gains or losses, cost/gain on plan amendments and other adjustments.

Other employee future benefits are recognized in the period in which the event that obligates the government occurs or in the period in which the benefits are earned by employees.

The costs of buildings, transportation infrastructure, vehicles, aircraft, leased capital assets, machinery, equipment and information technology infrastructure and systems owned by the province and its consolidated organizations are amortized and recognized as expenses over their estimated useful lives on a straight-line basis.

Liabilities

Liabilities are recorded to the extent that they represent present obligations of the government to outside parties as a result of events and transactions occurring prior to the end of the fiscal year. The settlement of liabilities will result in the sacrifice of economic benefits in the future.

Liabilities include: obligations to make transfer payments to organizations and individuals; present obligations for environmental costs; probable losses on loan guarantees issued by the government; and contingencies when it is likely that a loss will be realized and the amount can be reasonably determined. Liabilities also include obligations to GBEs.

Consolidated Financial Statements, 2019–2020	55

Deferred revenue represents unspent externally restricted receipts from the federal government or other third parties. Deferred revenues are recorded into revenue in the period in which the amounts received are used for the purposes specified or all external restrictions are satisfied. Deferred capital contributions represent the unamortized amount of contributions received from the federal government and other third parties to construct or acquire tangible capital assets. These contributions are recognized as deferred capital contributions and recorded into revenue over the useful life of the tangible capital assets based on the relevant stipulations of the contributions taken together with the actions and communications of the Province.

Public-Private Partnership (P3) refers to the province using private-sector partners to procure and finance infrastructure assets. Assets procured via P3s are recognized as tangible capital assets, and the related obligations are recognized as other long-term financing liabilities in these financial statements as the assets are constructed.

Debt

Debt consists of treasury bills, commercial paper, medium- and long-term notes, savings bonds, debentures and loans, excluding those held by the Province. Ontario purchases its own debt for a variety of reasons, including for cash management purposes as well for reducing stress to the Canadian payment system especially in fiscal years where there are large single-day maturities.

Debt denominated in foreign currencies that has been hedged is recorded at the Canadian dollar equivalent using the rates of exchange established by the terms of the hedge agreements. Other foreign currency-denominated debt is translated to Canadian dollars at year-end rates of exchange and any exchange gains or losses are amortized over the remaining term to maturity.

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives for the purpose of managing risk associated with interest cost. The Province does not use derivatives for speculative purposes. Gains or losses arising from derivative transactions are deferred and amortized over the remaining life of the related debt issue.

Pensions and Other Employee Future Benefits

The liabilities for pensions and other employee future benefits are calculated on an actuarial basis using the government’s best estimates of future inflation rates, investment returns, employee salary levels and other underlying assumptions, and where applicable, the government’s borrowing rate. When actual plan experience of pensions, other retirement benefits and termination pay differs from what’s expected, or when assumptions are revised, actuarial gains and losses arise. These gains and losses are amortized over the expected average remaining service life of plan members for each respective plan.

56	Consolidated Financial Statements, 2019–2020

Liabilities for selected employee future benefits (such as pensions, other retirement benefits and termination pay) represent the government’s share of the actuarial present values of employee benefits attributed to services rendered by employees and former employees, less its share of the market-related value of plan assets. The market-related values are determined in a rational and systematic manner in order to recognize market value asset gains and losses over a period of up to five years. In addition, the liability includes the province’s share of the unamortized balance of actuarial gains or losses.

Assets

Assets are resources controlled by the government from which it has reasonable expectation of deriving future benefit. Assets are recognized in the year the transaction or event gives rise to the government’s control of the benefit.

Financial Assets

Financial assets are resources that can be used to discharge existing liabilities or finance future operations. They include cash and cash equivalents, investments, accounts receivable, loans receivable, net pension assets, advances and investments in GBEs.

Cash and cash equivalents include cash or other short-term, liquid, low-risk instruments that are readily convertible to cash, typically within three months or less.

Investments include temporary investments and portfolio investments. Temporary investments are recorded at the lower of cost or market value. Portfolio investments are recorded at the lower of cost or their estimated net realizable value.

Accounts receivables are recorded at cost. A valuation allowance is recorded when the collection of the receivable is considered doubtful.

Loans receivable are initially recorded at cost. A valuation allowance is recorded when collection of the loans receivable, or any part thereof, is considered doubtful. Loans receivable include loans to GBEs, municipalities and loans under the student loans program. Loans receivable with significant concessionary terms are considered in part to be grants and are recorded on the date of issuance at face value, discounted by the amount of the grant portion. The grant portion is recognized as an expense at the date of issuance of the loan or when the concession is provided. The amount of the loan discount is amortized to revenue over the term of the loan.

Investment in GBEs represents the net assets of GBEs recorded on the modified equity basis as described under Principles of Consolidation.

Consolidated Financial Statements, 2019–2020	57

Tangible Capital Assets

Tangible capital assets are recorded at historical cost less accumulated amortization. Historical cost includes the costs directly related to the acquisition, design, construction, development, improvement or betterment of tangible capital assets. Cost includes overheads directly attributable to construction and development, as well as interest related to financing during construction. All tangible capital assets, except assets under construction, land and land improvements with an indefinite life, are amortized over the estimated useful lives of the assets on a straight-line basis. The useful lives of the province’s tangible capital assets have been estimated as:

Buildings	20 to 40 years

Dams and Engineering Structures	20 to 80 years

Transportation Infrastructure	10 to 75 years

Machinery and Equipment	3 to 20 years

Information Technology	3 to 15 years

Other	3 to 50 years

Maintenance and repair costs are recognized as an expense when incurred. Betterments or improvements that significantly increase or prolong the service life or capacity of a tangible capital asset are capitalized.

Other Non-Financial Assets

Non-financial assets also include prepaid expenses and inventory of supplies.

Intangible assets, assets with historical or cultural value or works of art, and assets inherited by right of the Crown such as Crown lands, forests, water and mineral resources, are not recognized in the Consolidated Statement of Financial Position.

(f)	Future Changes in Accounting Standards

PS 3280 – Asset Retirement Obligations

The new standard provides guidance on the accounting and reporting for legal obligations associated with the retirement of tangible capital assets. This standard is effective in fiscal year 2022–23. The Province is currently assessing the impact of this standard on its Consolidated Financial Statements.

58	Consolidated Financial Statements, 2019–2020

PS 1201 – Financial Statement Presentation

The new standard replaces PS 1200 – Financial Statement Presentation, effective in fiscal year 2022–23. It introduces a statement of remeasurement gains and losses. Requirements in PS 2601 – Foreign Currency Translation and PS 3450 – Financial Instruments can give rise to the presentation of gains and losses as remeasurement gains and losses. This is explained below.

PS 3450 – Financial Instruments and PS 2601 – Foreign Currency Translation

PSAB has introduced new sections on Financial Instruments and Foreign Currency Translation that categorize items to be accounted for at either fair value, cost or amortized cost. Fair value measurement applies to derivatives and portfolio investments in equity instruments that are quoted in an active market. Other financial assets and financial liabilities will generally be measured at cost or amortized cost. Until an item is derecognized (for example, through disposition) any gains and losses arising due to changes in fair value or foreign currency (remeasurements) will be reported in the Statement of Remeasurement Gains and Losses. These standards are due to come into effect on April 1, 2022. In addition, PSAB has recently issued two exposure drafts related to these standards proposing to:

•

Allow all public sector entities to make an accounting policy election to recognize exchange gains and losses, including the exchange gain or loss component of changes in fair value, directly in the statement of operations; and

•	Clarify that the remeasurement impact of derivatives may be presented separately on the statement of change in net debt.

Adoption of these standards requires the adoption of the revised PS 1201 – Financial Statement Presentation and the PS 3041 – Portfolio Investments. The Province is currently assessing the impact of these standards on its Consolidated Financial Statements.

PS 3041 – Portfolio Investments

The new standard replaces PS 3040 – Portfolio Investments, with revised guidance on accounting for, and presentation and disclosure of, portfolio investments. This standard is effective in fiscal year 2022–23 with the adoption of PS 3450, PS 2601 and PS 1201. The Province is currently assessing the impact of this standard on its Consolidated Financial Statements.

PS 3400 – Revenue

The new standard provides a framework for recognizing revenue by distinguishing between revenue that arises from transactions that include performance obligations from transactions that do not have performance obligations. This standard is effective in fiscal year 2023–24. The Province is currently assessing the impact of this standard on its Consolidated Financial Statements.

Consolidated Financial Statements, 2019–2020	59

2.	Debt

The Province borrows in both domestic and international markets. Debt issued, less any investments in Ontario’s own bonds and treasury bills, of $372.8 billion as at March 31, 2020 (2018–19, $354.3 billion), is composed mainly of bonds and debentures issued in the short and long term domestic and international public capital markets and non-public debt held by certain federal pension funds. Debt presented in this note comprises Debt Issued for Provincial Purposes of $365.1 billion (2018–19, $349.1 billion) and Ontario Electricity Financial Corporation (OEFC) Debt of $17.6 billion (2018–19, $18.9 billion), less investments in Ontario bonds and treasury bills of $9.9 billion (2018–19, $13.7 billion). The following table presents the maturity schedule of the province’s outstanding debt, by currency of repayment, expressed in Canadian dollars, and reflects the effects of related derivative contracts. See Note 4 for debt of BPS organizations and obligations under P3 arrangements.

60	Consolidated Financial Statements, 2019–2020

Debt As at March 31 ($ Millions)					2020	2019
Currency	Canadian Dollar	U.S Dollar	Euro	Other Currencies[1]	Total	Total
Maturing in:
2020	–	–	–	–	–	48,977
2021	33,316	12,419	1,652	2,399	49,786	26,646
2022	19,163	5,984	–	–	25,147	24,118
2023	17,990	12,461	–	–	30,451	24,206
2024	22,450	6,660	–	–	29,110	29,093
2025	18,115	1,446	7,249	350	27,160	–
1–5 years	111,034	38,970	8,901	2,749	161,654	153,040
6–10 years	66,534	5,253	2,371	1,367	75,525	83,172
11–15 years	13,959	–	–	288	14,247	12,561
16–20 years	36,309	–	–	–	36,309	23,608
21–25 years	26,361	–	80	–	26,441	38,861
26–50[2] years	68,552	–	–	–	68,552	56,738
Total Issued[3,4,6]	322,749	44,223	11,352	4,404	382,728	367,980
Less: Holdings of own Ontario bonds and treasury bills[5]	(9,938)	–	–	–	(9,938)	(13,716)
Total	312,811	44,223	11,352	4,404	372,790	354,264

Debt Issued for Provincial Purposes	305,131	44,223	11,352	4,404	365,110	349,088

OEFC	17,618	–	–	–	17,618	18,892
Total Issued	322,749	44,223	11,352	4,404	382,728	367,980
Less: Holdings of own Ontario bonds and treasury bills[5]	(9,938)	–	–	–	(9,938)	(13,716)
Total	312,811	44,223	11,352	4,404	372,790	354,264
Effective Interest Rates (Weighted Average)[6]
2020	3.64%	2.26%	2.80%	2.85%	3.45%	–
2019	3.76%	2.48%	3.47%	3.01%	–	3.60%

[1]	Other currencies comprise the Australian dollar, Japanese yen, Swiss franc and UK pound sterling.
[2]	The longest term to maturity is to June 2, 2062.
[3]	Original foreign currency converted to Canadian dollar equivalent.
[4]

Total foreign currency-denominated debt as at March 31, 2020 was $60.0 billion (2018–19, $60.7 billion). Of that, $59.4 billion or 99.0 per cent (2018–19, $60.1 billion or 99.1 per cent) was fully hedged to Canadian dollars. The remaining 1.0 per cent (2018–19, 0.9 per cent) of foreign debt was unhedged as follows: $585 million (2018– 19, $536 million) Swiss franc-denominated debt. Unhedged foreign currency debt as a percentage of total debt was 0.2 per cent (2018–19, 0.2 per cent).

[5]

As at March 31, 2020, debt issued for provincial purposes purchased and held by the Province denominated in Canadian dollars includes long-term debt of $7.4 billion (2018–19, $10.0 billion), and short-term debt of $2.5 billion (2018–19, $3.7 billion).

[6]	The effective interest rates based on total debt range from 0 per cent to 15.75 per cent (2018–19, 0 per cent to 15.75 per cent).

Consolidated Financial Statements, 2019–2020	61

Debt As at March 31 ($ Millions)	2020	2019
Debt Payable to/of:
Public Investors	372,718	356,941
Canada Pension Plan Investment Board	9,318	10,188
Ontario Immigrant Investor Corporation[1]	9	89
School Board Trust Debt	584	607
Canada Mortgage and Housing Corporation	99	155
Total Issued	382,728	367,980
Less: Holdings of own Ontario bonds and treasury bills	(9,938)	(13,716)
Total	372,790	354,264
[1] Repayable Provincial Allocations to the federal government.

Fair value of debt outstanding approximates the amounts at which debt instruments could be exchanged in a current transaction between willing parties. Most of the province’s debt is valued at fair value using public market quotations — where these are not available, fair value is estimated using discounted cash flows. These estimates are affected by the assumptions made concerning discount rates and the amount and timing of future cash flows.

The estimated fair value of debt as at March 31, 2020 was $420.8 billion (2018–19, $394.2 billion). The fair value of debt does not reflect the effect of related derivative contracts.

School Board Trust Debt

A School Board Trust was created in June 2003 to permanently refinance debt incurred by 55 school boards. The Trust issued 30-year sinking fund debentures amounting to $891 million, and provided $882 million of the proceeds to the 55 school boards in exchange for the irrevocable right to receive future transfer payments from the Province related to this debt. An annual transfer payment is made by the Ministry of Education to the Trust’s sinking fund under the School Board Operating Grant program to retire the debt over 30 years. This debt recorded net of the sinking fund of $307 million (2018–19, $284 million), is reflected in the province’s debt.

3.	Risk Management and Derivative Financial Instruments

The Province employs various risk management strategies and operates within strict risk exposure limits to ensure that exposure to financial risk is managed in a prudent and cost-effective manner. A variety of strategies are used, including the use of derivative financial instruments (derivatives).

Derivatives are financial contracts, the value of which is derived from underlying instruments. The Province uses derivatives to hedge interest rate risk and foreign currency risk. The Province elects to use hedge accounting for its foreign currency hedges.

62	Consolidated Financial Statements, 2019–2020

Hedges are created primarily through swaps, which are legal contracts under which the Province agrees with another party to exchange cash flows based on one or more notional amounts using stipulated reference interest rates for a specified period. Swaps allow Ontario to offset its existing obligations and thereby effectively convert them into obligations with more cost-effective characteristics. Other derivative instruments used by the Province include forward foreign exchange contracts, forward rate agreements, futures and options.

Foreign Currency Risk

Foreign exchange or currency risk is the risk that foreign currency debt principal and interest payments, as well as foreign currency transactions, will vary in Canadian dollar terms due to fluctuations in foreign exchange rates. To manage currency risk, the Province uses derivative contracts including forward foreign exchange contracts, futures, options and swaps to convert foreign currency cash flows into Canadian dollar cash flows. Most derivative contracts hedge the underlying debt by matching all the critical terms to achieve effectiveness. The term of forward foreign exchange contracts used for hedging is usually shorter than the term of the underlying debt, however hedge effectiveness is maintained by continuously rolling the forward foreign exchange contract over the remaining term of the underlying debt, or until replaced with a long-term derivative contract.

The current market risk policy allows the amount of unhedged foreign currency debt principal, net of foreign currency holdings, to reach a maximum of 3 per cent of Total Debt Issued for Provincial Purposes and OEFC. At March 31, 2020, the respective unhedged levels were 0.2 and 0.0 per cent (2018–19, 0.2 and 0.0 per cent). As of March 31, 2020, unhedged debt was limited to debt issued in Swiss francs. A one-Swiss rappen appreciation of the Swiss currency, relative to the Canadian dollar, would result in unhedged debt denominated in Swiss francs increasing by $8.7 million (2018–19, $7.3 million) and a corresponding increase in interest on debt of $1.0 million (2018–19, $0.7 million). Total foreign exchange losses recognized in the Statement of Operations for 2019–20 were $27.2 million (2018–19, losses of $17.0 million).

Interest Rate Risk

Interest on debt expense may also vary as a result of changes in interest rates. In respect of Debt Issued for Provincial Purposes and OEFC debt, the risk is measured as net interest rate resetting exposure, which is the floating rate exposure plus fixed rate debt maturing within the next 12-month period net of liquid reserves as a percentage of Debt Issued for Provincial Purposes and OEFC debt, respectively.

The current market risk policy limits net interest rate resetting exposure for Debt Issued for Provincial Purposes and OEFC debt to a maximum of 35 per cent. As at March 31, 2020, the net interest rate resetting exposure for Debt Issued for Provincial Purposes and OEFC debt was 10.0 per cent and -13.5 per cent, respectively (2018–19, 10.8 per cent and -15.7 per cent). The full-year impact to interest on debt of a 100 basis-point change in borrowing rates is forecast to be approximately $400 million for 2020–21 ($350 million for 2019–20).

Consolidated Financial Statements, 2019–2020	63

Liquidity Risk

Liquidity risk is the risk that the Province will not be able to meet its current short-term financial obligations. To reduce liquidity risk, the Province maintains liquid reserves — that is, cash and temporary investments (Note 8) adjusted for collateral at levels that are expected to meet future cash requirements and give flexibility in the timing of issuing debt. Pledged assets are considered encumbered for liquidity purposes while collateral held, that can be sold or repledged, is a source of liquidity. In addition, the Province has short-term note programs as alternative sources of liquidity.

Collateral

Ontario has entered into securities repurchase agreements and collateralized swap agreements with certain counterparties. Under the terms of those agreements, the province may be required to pledge and/or receive assets relating to obligations to the counterparties. In the normal course of business, these pledged securities will be returned to the pledgor when there are no longer any outstanding obligations.

As at March 31, 2020, the Province pledged assets in the carrying amount of $313 million (2018–19, $253 million), which would be included in Investments and/or Cash and Cash Equivalents.

Credit Risk

The use of derivatives introduces credit risk, which is the risk of a counterparty defaulting on contractual derivative obligations in which the province has an unrealized gain. The table below presents the credit risk associated with the derivative financial instrument portfolio measured through the replacement value of derivative contracts, as at March 31, 2020.

Credit Risk Exposure As at March 31 ($ Millions)	2020	2019
Gross Credit Risk Exposure	8,351	5,430
Less: Netting	(4,935)	(3,932)
Net Credit Risk Exposure	3,416	1,498
Less: Collateral Received	(3,407)	(1,332)
Net Credit Risk Exposure (Net of Collateral)	9	166

64	Consolidated Financial Statements, 2019–2020

The Province manages its credit risk exposure from derivatives by, among other things, dealing only with high-credit-quality counterparties and regularly monitoring compliance to credit limits. In addition, the Province enters into contractual agreements (master agreements) that provide for termination netting and, if applicable, payment netting with most of its counterparties. Gross Credit Risk Exposure represents the loss that the province would incur if every counterparty to which the province had credit risk exposure were to default at the same time, and the contracted netting provisions were not exercised or could not be enforced. Net Credit Risk Exposure is the loss after the mitigating impact of these netting provisions. Net Credit Risk Exposure (Net of Collateral) is the potential loss to the province after mitigation by the collateral received from counterparties.

Derivative Portfolio Notional Value

The table below presents a maturity schedule of the province’s derivatives, by type, outstanding as at March 31, 2020, based on the notional amounts of the contracts. Notional amounts represent the volume of outstanding derivative contracts and are not indicative of credit risk, market risk or actual cash flows.

Derivative Portfolio Notional Value and Fair Value of Derivatives
As at March 31								Notional Value		Fair Value
($ Millions)								2020	2019	2020	2019
Maturity in Fiscal Year	2021	2022	2023	2024	2025	6–10 Years	Over 10 Years	Total	Total	Total	Total
Swaps:
Interest Rate[1]	21,633	11,262	20,226	11,856	6,991	9,086	5,803	86,857	86,561	(1,136)	(1,725)
Cross Currency	11,804	3,265	9,189	6,530	12,713	9,910	368	53,779	54,690	3,164	2,326
Forward Foreign Exchange Contracts	20,590	–	–	–	–	–	–	20,590	26,953	1,249	97

Total	54,027	14,527	29,415	18,386	19,704	18,996	6,171	161,226	168,204	3,277	698

 [1]  Includes $3.1 billion (2018–19, $3.4 billion) of interest rate swaps related to loans receivable held by a consolidated entity and $7.4 billion (2018–19, $5.0 billion) related to short-term investments held by the Province.

Consolidated Financial Statements, 2019–2020	65

4.	Other Long-Term Financing

Other long-term financing comprises the total debt of the BPS organizations and obligations under P3 arrangements.

Other Long-Term Financing of $15.0 billion as at March 31, 2020 (2018–19, $15.4 billion), includes BPS debt of $5.4 billion (2018–19, $5.4 billion), BPS P3 obligations of $5.7 billion (2018–19, $6.0 billion) and other P3 obligations of $3.9 billion (2018–19, $4.0 billion). The following table presents the maturity schedule of other long-term financing by type of financing.

Other Long-Term Financing As at March 31, 2020 ($ Millions)				2020	2019
Type of Financing	BPS Debt	BPS P3 Obligations	Other P3 Obligations	Total	Total
Maturing in:
2020–21	856	832	592	2,280	3,116
2021–22	367	409	507	1,283	937
2022–23	398	281	87	766	1,175
2023–24	332	289	71	692	555
2024–25	321	237	74	632	526
1–5 years	2,274	2,048	1,331	5,653	6,309

Year 6 and thereafter	3,113	3,654	2,555	9,322	9,110

Total	5,387	5,702	3,886	14,975	15,419

Interest expense on BPS debt of $301 million (2018–19, $311 million) is included in Interest on Debt.

66	Consolidated Financial Statements, 2019–2020

5.	Deferred Revenue and Capital Contributions

In 2010–11, the Province renewed its long-standing business partnership with Teranet Inc. (Teranet) by extending Teranet’s exclusive licences to provide electronic land registration and writs services in Ontario for an additional 50 years. The Province received approximately a $1.0 billion upfront payment for the transaction, which is amortized into revenue over the life of the contract.

Deferred Revenue and Capital Contributions As at March 31 ($ Millions)	2020	2019
Deferred Revenue:
Hospitals, school boards and colleges	2,511	2,293
Vehicle and Driver Licences	1,166	1,159
Teranet Inc.	836	855
Other	389	404
Total Deferred Revenue	4,902	4,711
Deferred Capital Contributions	8,337	8,203
Total	13,239	12,914

6.	Pensions and Other Employee Future Benefits

The Province sponsors several pension plans. It is the sole sponsor of the Public Service Pension Plan (PSPP), and a joint sponsor of the Ontario Public Service Employees Union Pension Plan (OPSEUPP) and the Ontario Teachers’ Pension Plan (OTPP). In addition to the provincially sponsored plans, the province also reports in its financial statements pension benefits for employees in the hospital and colleges sectors which are provided by the Healthcare of Ontario Pension Plan (HOOPP) and the Colleges of Applied Arts and Technology Pension Plan (CAATPP) respectively.

Due to the COVID-19 pandemic, additional measurement uncertainty exists in the valuation of pension investments in funded plans that Ontario reports in its financial statements (refer to Note 1d). The uncertainty is caused by unobservable valuation inputs for investments where there is no quoted market price available and the determination of discount rates used to value certain plan investments as at March 31, 2020.

Consolidated Financial Statements, 2019–2020	67

As permitted under Canadian public sector accounting standards, the Province elects to use an earlier pension measurement date, December 31, for preparing the consolidated financial statements as at March 31. The Province applies this reporting practice consistently and, in the past, there were no significant changes in plan valuation between the measurement and reporting dates. However, between December 31, 2019 and March 31, 2020 significant changes did occur in investment returns. Adjustments have been made to plan assets at March 31, 2020 as a result and plan assets are reflective of the significant changes in asset values due to investment losses for the contributory defined benefit plans. The related impacts are also considered when determining the unamortized actuarial gains/losses as well as valuation allowance for certain contributory defined benefit plans. The 2018–19 plan assets and unamortized actuarial gains (losses) remain reflective of the asset values at December 31, 2018.

Change in Market Value of Pension Fund Assets between December 31, 2019 and March 31, 2020
($ Millions)
Pension fund assets as at December 31, 2019[1]	193,333

Less: net change in market value due to investment losses	(14,057)

Plan fund assets as at March 31, 2020	179,276
[1] Reflects the Province’s share, which excludes organizations not consolidated by the Province.

The average investment return for the province’s contributory defined benefit pension plans between December 31, 2019 and March 31, 2020 was -7.27 per cent. These changes in assets values between December 31, 2019 and March 31, 2020 have been reflected in the market value of assets as well as market-related value of assets used to determine the accrued pension liability/asset before valuation allowance as at March 31, 2020.

68	Consolidated Financial Statements, 2019–2020

Pensions and Other Employee Future Benefits
Pensions and Other Employee Future Benefits Liability (Asset)

As at March 31 ($ Millions)	2020	2019	2020	2019	2020	2019
	Pensions	Pensions	Other Employee Future Benefits	Other Employee Future Benefits	Total	Total
Obligation for benefits	150,359	143,752	12,534	11,398	162,893	155,150

Less: plan fund assets	(182,692)	(173,398)	(596)	(594)	(183,288)	(173,992)
(Excess)/Deficiency of assets over obligations[1,2]	(32,333)	(29,646)	11,938	10,804	(20,395)	(18,842)

Unamortized actuarial gains (losses)	13,249	12,882	(1,191)	(335)	12,058	12,547
Accrued liability (asset)	(19,084)	(16,764)	10,747	10,469	(8,337)	(6,295)
Valuation allowance[3]	20,418	17,873	–	–	20,418	17,873
Total Liability	1,334	1,109	10,747	10,469	12,081	11,578

[1]

This amount comprises $33,842 million (2018–19, $31,004 million) pertaining to pension plans with excess assets over obligations; and $1,510 million (2018–19, $1,358 million) pertaining to Public Service Pension Plan (PSPP) with excess obligations over assets.

[2]	All other employee future benefits have excess obligations over assets.
[3]	The valuation allowance is related to the net pension assets for the OTPP, OPSEUPP, HOOPP and CAATPP.

Consolidated Financial Statements, 2019–2020	69

Pensions and Other Employee Future Benefits Expense

For the year ended March 31 ($ Millions)	2020	2020	2020	2019
	Pensions	Other Employee Future Benefits	Total	Total
Cost of benefits	4,452	1,274	5,726	5,043

Amortization of actuarial gains	(1,058)	10	(1,048)	(1,145)

Employee and other employers’ contributions[1]	(288)	–	(288)	(360)

Cost on plan amendment or curtailment	–	–	–	–

Recognition of unamortized experience gains	–	–	–	(1)

Interest (income) expense	(1,681)	246	(1,435)	(1,516)

Change in valuation allowance[2]	2,545	–	2,545	2,979

Total	3,970	1,530	5,500	5,000
[1]	Employee and other employers’ contributions shown remain reflective of 12 months only and do not include amounts related to January 1, 2020 to March 31, 2020.

[2]	The valuation allowance is related to the net pension assets for OTPP, OPSEUPP, HOOPP and CAATPP.

Pensions and Other Employee Future Benefits Expense by Plan and by Type

For the year ended March 31 ($ Millions)	2020	2019
Ontario Teachers’ Pension Plan[1]	1,570	1,678

Public Service Pension Plan[2]	715	571

Ontario Public Service Employees Union Pension Plan[2]	235	221

Healthcare of Ontario Pension Plan[3]	1,208	1,130

Colleges of Applied Arts and Technology Pension Plan[4]	242	231

Total Pensions	3,970	3,831

Other employee future benefits – Retirement benefits[2]	1,530	1,169
Total Pensions and Other Employee Future Benefits[5]	5,500	5,000
[1]	The OTPP expense is included in the Education expense in the Consolidated Statement of Operations and is disclosed separately in Schedule 4.
[2]

The PSPP and OPSEU Pension expense and Other Employee Future Benefits — Retirement Benefits expense for Ontario Public Services employees are included in the Other expense in the Consolidated Statement of Operations and is classified in Employee and Pensioner Benefits in Schedule 4.

[3]	The HOOPP pension expense is included in the Health expense in the Consolidated Statement of Operations.
[4]	The CAATPP pension expense is included in the Postsecondary and Training expense in the Consolidated Statement of Operations.
[5]	Total Pensions and Other Employee Future Benefits expense is reported in Schedule 3.

70	Consolidated Financial Statements, 2019–2020

Pensions

PSPP, OPSEUPP and OTPP are contributory defined benefit plans that provide Ontario government employees and elementary and secondary school teachers as well as administrators with a defined amount of retirement income based on a formula. The formula takes into account a member’s best five-year average salary and length of service. The retirement benefits are indexed to changes in the Consumer Price Index to provide protection against inflation. The plan benefits are financed by contributions from plan members and the Province as well as investment earnings. Plan members normally contribute 8 to 12 per cent (2018–19, 8 to 12 per cent) of their salaries to these plans. The Province matches these contributions. The obligations for benefits and plan fund assets for OTPP and OPSEUPP exclude those employers not consolidated by the Province.

The Province is also responsible for sponsoring the Public Service Supplementary Benefits Plan and the Ontario Teachers’ Retirement Compensation Arrangement. Expenses and liabilities of these plans are included in the Pensions Expense and Pensions Liability reported in the above tables.

HOOPP is a multi-employer pension plan covering employees of Ontario’s health care community. CAATPP is a multi-employer pension plan covering employees of the Colleges of Applied Arts and Technology in Ontario, the Ontario College Application Services and the Ontario College Library Services. Both plans are accounted for as multi-employer defined benefit plans that provide eligible members with a retirement income based on a formula. Like the plans that are sponsored by the Province, the formula takes into account a member’s best five-year average salary and length of service in the plan. The plan benefits are financed by contributions from participating members and employers and by investment earnings. The Province records a percentage of the net obligations of HOOPP and CAATPP based on the ratio of employer to employee contributions.

The Province does not have unilateral control over the decisions regarding contribution levels or benefit changes for either the HOOPP or CAATPP multi-employer plans as it is not a member of the committees responsible for these decisions. Therefore, a valuation allowance is recorded to write-down the net asset position in these plans, if any. The province has applied a full valuation against the net pension assets of the OTPP and OPSEUPP.

The obligation for benefits and plan fund assets of the above plans is based on actuarial accounting valuations that are performed annually. Funding of these plans is based on statutory actuarial funding valuations undertaken at least once every three years.

Consolidated Financial Statements, 2019–2020	71

The Province has provided pension benefits to judges through the Provincial Judges Pension Fund since 1984. Under the Fund, pension obligation is held within the Consolidated Revenue Fund (CRF) of the province and is included under other liabilities in its financial statements. As of January 1, 2020, Ontario Regulation 290/13 on Pensions and Survivor Allowances for Provincial Judges came into effect. The overall benefits provided to judges remain unchanged, but a portion of assets and pension benefits were transferred to the newly established Provincial Judges Pension Plan (PJPP). The PJPP is comprised of a funded registered defined benefit pension plan and a supplemental defined benefit pension plan for eligible judges whose pension benefits under the PJPP registered plan are limited by the Federal Income Tax Act or Federal Tax Regulations.

Consistent with the Province’s selected measurement date of December 31, 2019 for pension and benefit plans, the pension obligation for judges is reported under other liabilities for the year ended March 31, 2020. The pension obligation will be reclassified to pension liability in the province’s consolidated financial statements for the year ended March 31, 2021.

72	Consolidated Financial Statements, 2019–2020

Information on contributory defined benefit plans is as follows:

	OTPP	PSPP	OPSEU	HOOPP	CAATPP

Government’s Best Estimates as of December 31, 2019

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%

Salary escalation rate	2.75%	2.00%	2.00%	4.00%	3.25%

Discount rate and expected rate of return on pension assets	5.80%	5.70%	5.70%	5.75%	5.75%

Actual return on pension assets	10.37%	10.10%	11.07%	16.77%	15.04%

Accounting Actuarial Valuation as of December 31, 2019

Market value of pension fund assets[1] ($ millions)	100,874	29,338	10,277	46,479	6,365

Market-related value of assets[1] ($ millions)	97,109	28,794	10,068	42,976	5,966

Employer contributions[2,3] ($ millions)	1,565	482	257	1,209	243

Employee contributions[2,4] ($ millions)	1,599	407	262	1,007	243

Benefit payments[1,2] (including transfers to other plans) ($ millions)	3,138	1,442	463	1,449	242

Number of active members (approximately)	184,000	44,315	46,330	242,000	36,640

Average age of active members	43.0	44.5	44.8	43.0	47.6

Expected remaining service life of the employees (years)	14.9	10.8	11.6	13.0	13.2

Number of pensioners including survivors (approximately)	145,000	39,489	39,008	112,000	19,272

Government’s Best Estimates as of December 31, 2018

Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%

Salary escalation rate	2.75%	2.75%	2.75%	4.00%	3.25%

Discount rate and expected rate of return on pension assets	5.80%	5.75%	5.75%	5.75%	5.75%

Actual return on pension assets	2.47%	1.22%	0.61%	1.83%	0.14%

Accounting Actuarial Valuation as of December 31, 2018

Market value of pension fund assets[1] ($ millions)	92,902	26,560	9,446	39,029	5,431

Market-related value of assets[1] ($ millions)	92,813	26,828	9,663	39,500	5,354

Employer contributions[2,3] ($ millions)	1,678	472	250	1,130	231

Employee contributions[2,4] ($ millions)	1,526	397	255	953	241

Benefit payments[1,2] (including transfers to other plans) ($ millions)	3,011	1,364	480	1,258	240

Number of active members (approximately)	185,000	45,000	46,000	226,000	32,000

Average age of active members	43.0	45.0	44.7	44.2	47.7

Expected remaining service life of the employees (years)	15.1	10.8	11.7	13.0	13.1

Number of pensioners including survivors (approximately)	142,000	38,000	38,000	103,000	16,000

[1]  Reflects the province’s share, which excludes organizations not consolidated by the Province. Government’s share of the risks and benefits under OTPP is 49.0 per cent (2018–19, 49.0 per cent), under PSPP is 100 per cent (2018–19, 100 per cent), under OPSEUPP is 47.4 per cent (2018–19, 47.4 per cent), under HOOPP is 49.4 per cent (2018–19, 49.4 per cent) and under CAATPP is 47.0 per cent (2018–19, 50 per cent).

[2]  Contributions and benefit payments shown remain reflective of 12-month only and do not include amounts related to January 1, 2020, to March 31, 2020.

[3] Employer contributions paid during the Province’s fiscal year. Employer contributions excludes employers’ contributions made by non-consolidated agencies participating in PSPP and OPSEUPP and excludes employers’ contributions to OTPP. PSPP employer contributions includes special payments of $115 million (2018–19, $131 million).

[4]  Employee contributions paid during the calendar year; excludes contributions of employees employed by non-consolidated agencies.

Consolidated Financial Statements, 2019–2020	73

Other Employee Future Benefits

Other Employee Future Benefits are non-pension retirement benefits, post-employment benefits, compensated absences and termination benefits.

Non-Pension Retirement Benefits

The Province provides dental, basic life insurance, supplementary health and hospital benefits to eligible retired employees through a group insured benefit plan. Certain PSPP members and OPSEUPP members who had not accrued the minimum eligibility requirement of ten years of pension service before January 1, 2017 are now required to have 20 years of pension service and retire to an immediate unreduced pension to be eligible to receive the post-retirement insured benefits. Further, such eligible members who commenced receipt of a pension on or after January 1, 2017, have the option to either participate in the current legacy post-retirement insured benefits plan and pay 50 per cent of the premium costs, or to participate in the new retiree-focused post-retirement benefits plan, at no cost to the member.

Optional enrolment in the retiree-focused plan, at full cost to the retiree, is also available to employees hired before January 1, 2017, and who later retire to an immediate unreduced pension based on a minimum ten years of pension service and employees hired on and after January 1, 2017, who later retire to an immediate unreduced pension based on a minimum 20 years of pension service.

The liability for non-pension retirement benefits of $7.9 billion as at March 31, 2020 (2018–19, $8.0 billion), is included in the Other Employee Future Benefits Liability. The expense for 2019–20 of $424 million (2018–19, $356 million) is included in the Other Employee Future Benefits Expense.

The discount rate used in the non-pension retirement benefits calculation for 2019–20 is 3.5 per cent (2018–19, 3.5 per cent). The discount rate used by BPS organizations in the non-pension retirement benefits calculation for 2019–20 ranges from 1.6 per cent to 5.0 per cent (2018–19, 2.0 per cent to 6.0 per cent).

Post-Employment Benefits, Compensated Absences and Termination Benefits

The Province provides, on a self-insured basis, workers’ compensation benefits, long term disability benefits and regular benefits to employees who are on long term disability.

For all other employees, subject to terms set out in collective agreements and in the Management Board of Cabinet Compensation Directive as applicable, the Province provides termination pay equal to one week’s salary for each year of service up to a maximum of 50 per cent of their annual salary. Employees who have completed one year of service, but less than five years, are also entitled to termination pay in the event of death, retirement or release from employment. All employees who resign are not eligible for any severance pay in respect to service after December 2011.

74	Consolidated Financial Statements, 2019–2020

The total post-employment benefits liability of $2.8 billion as at March 31, 2020 (2018–19, $2.5 billion) is included in the Other Employee Future Benefits Liability. The total post-employment benefits expense of $1.1 billion in 2019–20 (2018–19, $813 million post-employment benefit expense) is included in the Other Employee Future Benefits Expense.

The discount rate used in the post-employment benefits, compensated absences and termination benefits calculations for 2019–20 is 3.3 per cent (2018–19, 2.9 per cent). The discount rate used by BPS organizations for the post-employment benefits in 2019–20 ranges from 1.6 per cent to 6.0 per cent (2018–19, 2.2 per cent to 6.0 per cent).

7.	Other Liabilities

Other Liabilities As at March 31 ($ Millions)	2020	2019

Liabilities for Contaminated Sites	1,717	1,769

Other Pension Liabilities	1,370	1,666

Amounts due to Fair Hydro Trust	–	1,788

Other Funds and Liabilities[1]	2,650	2,047
Total	5,737	7,270
[1] Other Funds and Liabilities includes the remaining liability of $33 million related to legacy former Ontario Hydro Power Purchase Contracts.

Liabilities for Contaminated Sites

The Province reports environmental liabilities related to the management and remediation of contaminated sites where it is obligated or likely obligated to incur such costs. A contaminated sites liability of $1.7 billion (2018–19, $1.8 billion) has been recorded based on environmental assessments or estimations for those sites where an assessment has not been conducted.

Ontario’s ongoing efforts to assess contaminated sites may result in additional environmental remediation liabilities related to newly identified sites, or changes in the assessments or intended use of existing sites, including mine sites. Any changes to the province’s liabilities for contaminated sites will be accrued in the year in which they are assessed as likely and measurable.

Other Pension Liabilities

Other pension liabilities include pension and benefit funds related to the Provincial Judges’ Pension Fund, the Public Service, the Justice of the Peace, the Deputy Ministers’, OPSEU and the Case Management Masters Supplementary Benefit Accounts, externally restricted funds and other long-term liabilities.

Consolidated Financial Statements, 2019–2020	75

Fair Hydro Trust

The Fair Hydro Trust funded the cash shortfall from the Independent Electricity System Operator as part of the Global Adjustment Refinancing. As a result of the passing of the Fixing the Hydro Mess Act, 2019, the Province included the amount of outstanding debt issued by the Fair Hydro Trust as liabilities in 2019. Starting in 2020, Fair Hydro Trust became a government organization controlled by the Province. The financial results of Fair Hydro Trust are consolidated with the assets, liabilities, revenues and expenses of the Province on a line-by-line basis. Upon consolidation, the outstanding debt of Fair Hydro Trust is reflected as part of the total debt for the Province (see Note 2). The outstanding debt reflects financing issued in prior years and is a non-cash transaction in current year.

8.	Investments

Investments As at March 31 ($ Millions)	2020	2019

Temporary Investments	18,412	13,696

Add: Assets Purchased under Resale Agreements	6,808	13,531

Less: Assets Sold under Repurchase Agreements	(2,162)	(4,001)

Total Temporary Investments	23,058	23,226

Other Investments	3,072	3,112

Total Investments	26,130	26,338

Temporary Investments

The fair value of temporary investments, including assets purchased and sold under resale and repurchase agreements at March 31, 2020, is $23.2 billion (2018–19, $23.3 billion). Temporary investments primarily consist of investments in government bonds. Fair value is determined using quoted market prices.

A resale agreement is an agreement between two parties where the Province purchases and subsequently resells a security at a specified price on a specified date. A repurchase agreement is an agreement between two parties where the Province sells and subsequently repurchases a security at a specified price on a specified date.

Other Investments

Other investments represent the investments held by BPS and other government organizations. These investments mainly consist of fixed-income securities, such as Guaranteed Investment Certificates, Government of Canada Bonds, other bonds and Pooled Portfolio Investments (i.e., Mutual Funds).

76	Consolidated Financial Statements, 2019–2020

9.	Tangible Capital Assets

Tangible Capital Assets As at March 31 ($ Millions)

	Land	Buildings	Transportation Infrastructure	Machinery and Equipment	Information Technology	Other	2020	2019

Cost
Opening Balance	17,408	89,317	40,994	13,709	8,538	10,912	180,878	169,088

Additions	847	4,466	3,887	890	1,283	787	12,160	13,128

Disposals	48	268	614	391	258	187	1,766	1,338
Closing Balance	18,207	93,515	44,267	14,208	9,563	11,512	191,272	180,878

Accumulated Amortization
Opening Balance	–	30,565	11,517	10,508	4,931	2,485	60,006	55,216

Additions	–	2,733	1,616	787	776	324	6,236	5,951

Disposals	–	148	575	385	233	93	1,434	1,161
Closing Balance	–	33,150	12,558	10,910	5,474	2,716	64,808	60,006

Net Book Value
2020	18,207	60,365	31,709	3,298	4,089	8,796	126,464	–

2019	17,408	58,752	29,477	3,201	3,607	8,427	–	120,872

Land includes land acquired for transportation infrastructure, parks, buildings and other program use, and land improvements that have an indefinite life and are not being amortized. Land excludes Crown lands acquired by right.

Buildings include administrative and service structures, dams and engineering structures.

Transportation Infrastructure includes provincial highways, railways, bridges and related structures and facilities, but excludes land and buildings.

Machinery and Equipment consists mostly of hospital equipment.

Information Technology consists of computer hardware and software.

Other includes leased assets, vehicles, aircraft and other miscellaneous tangible capital assets owned by the government and its consolidated organizations.

Works of art and historical treasures are excluded from tangible capital assets.

Consolidated Financial Statements, 2019–2020	77

Assets under construction have been included within the various asset categories presented above. The total value of assets under construction as at March 31, 2020, is $21.3 billion (2018–19, $17.9 billion). Capitalized interest for the fiscal year 2019–20 is $245 million (2018–19, $175 million). The cost of tangible capital assets under capital leases is $884 million (2018–19, $852 million), and their accumulated amortization is $375 million (2018–19, $362 million).

Amortization expense for the fiscal year 2019–20 totalled $6.2 billion (2018–19, $6.0 billion).

10.	Changes in the Fair Value of Ontario Nuclear Funds

The Ontario Nuclear Funds Agreement (ONFA) Funds were established by Ontario Power Generation Inc. (OPG) and the Province to ensure that sufficient funds will be available to pay for the costs of nuclear station decommissioning and nuclear used fuel waste management.

Since April 1, 2007, the fair value of ONFA Funds has been reflected in the Ontario’s Consolidated Financial Statements. Unrealized gains and losses of ONFA Funds are included in Investment in Government Business Enterprises and recorded as an Increase (Decrease) in Fair Value of Ontario Nuclear Funds in the Consolidated Statement of Change in Net Debt and the Consolidated Statement of Change in Accumulated Deficit. Realized gains and losses of ONFA Funds are included in Income from Investment in Government Business Enterprises. Inter-organizational balances related to ONFA Funds are eliminated.

ONFA Funds incurred unrealized losses in 2019–20 of $1,418 million (2018–19, unrealized losses $242 million) that resulted in a decrease in Investment in Government Business Enterprises and a corresponding increase in Net Debt and Accumulated Deficit.

78	Consolidated Financial Statements, 2019–2020

11.	a. Contingent Liabilities

Obligations Guaranteed by the Province

Loan guarantees include guarantees or indemnifications provided by the Province or government organizations. The authorized limit for loans guaranteed by the Province as at March 31, 2020, was $1.2 billion (2018–19, $1.2 billion). The outstanding loans guaranteed amounted to $0.5 billion as at March 31, 2020 (2018–19, $0.6 billion). A provision of $1.6 million (2018–19, $1.3 million), based on an estimate of the likely loss arising from guarantees mostly under the Student Support Programs, has been reflected in these financial statements.

Loan Guarantees For the year ended March 31 ($ Millions)	2020		2019

	Maximum Guarantee Authorized	Guaranteed Loans Outstanding	Maximum Guarantee Authorized	Guaranteed Loans Outstanding
Ministries

Agriculture, Food and Rural Affairs	115.0	35.3	115.0	41.3

Finance	650.9	165.9	650.8	254.3

Advanced Education and Skills Development	7.0	7.0	9.0	9.0
	772.9	208.2	774.8	304.6
Consolidated entities

Ontario Power Generation Inc.	81.0	81.0	81.0	81.0

Waterfront Toronto	–	–	–	3.0
	81.0	81.0	81.0	84.0
Hospitals, school boards and colleges	358.8	225.7	332.4	260.4
Total	1,212.7	514.9	1,188.2	649.0

Ontario Nuclear Funds Agreement

Under the Ontario Nuclear Funds Agreement (ONFA), the Province is liable to make payments should the cost estimate for nuclear used fuel waste management rise above specified thresholds for a fixed volume of used fuel. The likelihood and amount by which the cost estimate could rise above these thresholds cannot be determined at this time. The cost estimate will be updated periodically to reflect new developments in the management of nuclear used fuel waste.

In addition, under ONFA, the Province guarantees a return of 3.25 per cent over the Ontario Consumer Price Index for the portion of the nuclear used fuel waste management segregated fund related to the fixed volume of used fuel. If the earnings on assets in that fund related to the fixed volume exceed the guaranteed rate, the Province is entitled to the excess.

An agreement between the CNSC, the Province and OPG gives the CNSC access (in prescribed circumstances) to the segregated funds established under ONFA.

Consolidated Financial Statements, 2019–2020	79

Claims Against the Crown

There are claims outstanding against the Crown, of which 75 (2018–19, 65) are for amounts over $50 million. These claims arise from legal action, either in progress or threatened, in respect of Aboriginal land claims, breach of contract, damages to persons and property, and like items. The cost to the Province, if any, cannot be determined because the financial outcome of these actions is uncertain. For a detailed listing of claims against the ministries, refer to the Ministry Statements and Schedules, “Claims Against the Crown.”

On April 20, 2016, the Ontario Superior Court determined that Bill 115, Putting Students First Act, 2012, was in contravention of the unions’ right to collective bargaining under the Charter of Rights and Freedoms. The Court did not impose a penalty on the Province and directed that the parties attempt to negotiate a remedy. The Province has included in its financial statement its best estimation of the remedy amount based on information available, the extent of which was not disclosed given that agreements had not been reached with all applicant parties. At March 31, 2020, not all the applicant parties have reached an agreement with the Crown. One of the applicant parties has subsequently returned to court to decide on the remedy amount.

Canadian Blood Services

The provincial and territorial governments of Canada have entered into a Canadian Blood Services Excess Insurance Captive Support Agreement (the “Captive Support Agreement”) with Canadian Blood Services (CBS) and Canadian Blood Services Insurance Company Limited (CBSI), a wholly owned subsidiary of CBS. Under the Captive Support Agreement, each government indemnifies CBSI for its pro rata share of any payments that CBSI becomes obliged to make under a comprehensive blood risks insurance policy it provides to CBS. The policy has an overall limit of $750 million which may cover settlements, judgments and defense costs. The policy is in excess of, and secondary to, a $250 million comprehensive insurance policy underwritten by CBS Insurance Company Limited, (CBSI). Given current populations, Ontario’s maximum potential liability under the Captive Support Agreement is approximately $350 million. The Province is not aware of any proceedings that could lead to a claim against it under the Captive Support Agreement.

Contaminated Sites

The Province has identified contingent liabilities related to 142 sites (2018–19, 141 sites) that may have potential liabilities of $400 million (2018–19, $398 million). A liability has not been recorded for these sites at the financial reporting date because either the likelihood of the government becoming responsible for the site is not determinable, or the amount of the liability cannot be estimated, or both.

80	Consolidated Financial Statements, 2019–2020

Tax Assessments

The province signed a Memorandum of Agreement with the Government of Canada to transition to a single administration for corporate tax for tax years ending after December 31, 2008. As part of the agreement, for tax years prior to 2008 the Canada Revenue Agency (CRA) is responsible for the administration of audit activities, taxpayer objections and any appeals that may arise from objections administered by the CRA. The cost to the Province cannot be reasonably estimated as the outcome of these objections and appeals are uncertain.

Land and Land-Related Claims

A land or land-related claim is a formal allegation made by an Indigenous community that it is legally entitled to land, financial payment, or other compensation. Currently, 63 land claims are under negotiation, accepted for negotiation, or under review. A liability is recorded if the settlement of the claim is assessed as likely and the amount of the settlement can be reasonably estimated.

Other contingencies for this year are $0.1 billion (2018–19, $0.1 billion).

b. Contingent Assets

The Province has brought a claim against a number of companies in the tobacco industry pursuant to the Tobacco Damages and Health Care Costs Recovery Act, 2009. The action is in the pre-trial stage; however, it is currently stayed as a result of the Tobacco Companies’ insolvency proceedings under the Companies’ Creditors Arrangement Act. The amount of any potential payment to the province is not estimable at this time.

12.	a. Contractual Obligations

				Minimum Payments to be made in:
Contractual Obligations as at March 31 ($ Millions)	2020		2019	2021	2022	2023	2024	2025	2026 and thereafter
Transfer Payments	13,743		14,282	4,758	2,390	1,699	645	370	3,881

Public-Private Partnership (P3) Contracts	23,552	[1]	28,912	2,785	1,925	1,580	1,130	640	15,492

Ontario Power Generation	2,469		2,619	1,571	258	172	158	92	218

Leases	5,303		5,396	760	678	614	533	441	2,277

Construction Contracts	21,136		5,103	17,921	1,065	582	367	273	928

Other	5,337		12,643	1,809	1,142	687	479	255	965
Total Contractual Obligations	71,540		68,955	29,604	7,458	5,334	3,312	2,071	23,761

[1] Majority of 2020 P3 contracts relate to Hospitals (35 per cent) and Metrolinx (26 per cent) projects.

The Province has entered into a number of multiple-year P3 contracts for the construction of assets and delivery of services. The contractual obligations represent the unperformed capital and operating portion of the contracts and will become liabilities in the future when the terms of the contracts are met.

Consolidated Financial Statements, 2019–2020	81

b. Contractual Rights

Contractual Rights as at March 31 ($ Millions)	2020	2019	2021	2022	2023	2024	2025	2026 and thereafter
Transfer Payments	341	461	126	105	83	27	–	–

Leases	877	98	61	52	49	47	44	624

Construction Contracts	330	33	96	95	81	51	7	–

Other	62	13	54	2	1	–	–	5
Total Contractual Rights	1,610	605	337	254	214	125	51	629

In May 2010, the Province reached a deal with Teranet to provide a 50-year extension to its original agreement in exchange for $1.0 billion cash up front. As part of the new agreement, Teranet has agreed to pay Ontario annual royalty payments beginning in 2017 and ending in 2067. The royalty payments are contingent upon Teranet’s financial performance. The Province recognized $27 million in revenue relating to royalty payments pertaining to the contractual rights from Teranet in 2019–20 (2018–19, $24.5 million).

Contractual rights are certain in nature and they will become assets in the future when the terms of the contracts are met.

13.	Trust Funds Under Administration

The following trust funds under administration are not included in the Consolidated Financial Statements of the province.

The Workplace Safety and Insurance Board (WSIB) is responsible for administering the Workplace Safety and Insurance Act, 1997, which establishes a no-fault insurance scheme that provides benefits to workers who experience workplace injuries or illnesses.

The Public Guardian and Trustee for the Province of Ontario delivers a unique and diverse range of services that safeguard the legal, personal and financial interests of certain private individuals and estates. It also plays an important role in helping to protect charitable property in Ontario.

The Motor Vehicle Accident Claims Fund operates under the authority of the Motor Vehicle Accident Claims Act. The Act provides compensation for eligible losses occasioned by unidentified and uninsured motor vehicles.

The Pension Benefits Guarantee Fund (PBGF) provides protection, subject to specific maximums and specific exclusions, to Ontario members and beneficiaries of privately sponsored single-employer defined benefit pension plans in the event of plan sponsor insolvency. The PBGF is governed by the Pension Benefits Act and its Regulation and is administered by the Chief Executive Officer (CEO) of the Financial Services Regulatory Authority of Ontario (FSRA) as of June 8, 2019. Prior to June 8, 2019, the PBGF was administered by the Superintendent of Financial Services Commission of Ontario.

82	Consolidated Financial Statements, 2019–2020

The Deposit Insurance Reserve Fund (DIRF) provides protection for depositors of Ontario credit unions and caisses populaires from the loss of their insurable deposits. The DIRF is governed by the the Credit Unions and Caisses Populaires Act, 1994 and its Regulation and is administered by FSRA as of June 8, 2019. Prior to June 8, 2019, the DIRF was administered by the Deposit Insurance Corporations of Ontario (DICO).

The net liabilities assumed by FSRA on June 8, 2019 have been recognized at book value and adjusted to comply with public sector accounting standards where required.

Summary financial information from the most recent financial statements of trust funds under administration is provided below. The financial statements of the WSIB and the Public Guardian and Trustee for the Province of Ontario have been prepared in accordance with IFRS.

Workplace Safety and Insurance Board (WSIB) As at December 31 ($ Millions)	2019	2018

Assets	40,536	37,309

Liabilities	32,517	32,667

Net Assets	8,019	4,642

Fund balance attributable to WSIB stakeholders	4,588	1,484

Other Trust Funds As at March 31 ($ Millions)			2020	2019

	Assets	Liabilities	Fund Balance (Unfunded Liability)	Fund Balance (Unfunded Liability)

The Public Guardian and Trustee for the Province of Ontario	2,227	101	2,126	2,076

Motor Vehicle Accident Claims Fund[1]	79	222	(143)	(159)

Pension Benefits Guarantee Fund	1,143	225	918	835

	Assets	Liabilities	2020 Fund Balance	2019 Fund Balance

Deposit Insurance Corporations of Ontario (as of June 7, 2019)	–	–	–	$297

Deposit Insurance Reserve Fund[2]	330	1	329	N/A

[1]  Audited Financial Statements are not available for the Motor Vehicle Accident Claims Fund. The figures provided are from unaudited Financial Statements.

[2]  Deposit Insurance Corporations of Ontario’s financial reporting year-end was December 31. The Financial Services Regulatory Authority of Ontario, with a financial reporting year-end of March 31, took over the administration of the Deposit Insurance Reserve Fund, effective June 8, 2019. The Fund balance of $297 million was the balance as at June 7, 2019.

Unfunded liabilities of trusts under administration are not included in Ontario’s Consolidated Financial Statements as it is intended that they will be discharged by external parties.

Consolidated Financial Statements, 2019–2020	83

14.	Related Party Disclosures and Inter-entity Transactions

The Province of Ontario enters into transactions with parties within the reporting entity, including provincial Crown corporations, agencies, boards, commissions and government not-for-profit organizations, in the normal course of operations. These inter-entity transactions are those conducted between related parties with common control or ownership, are recorded at the exchange value, and have been eliminated for purposes of consolidated reporting.

Related party transactions can also include transactions with entities outside the reporting entity where a member of the Ontario’s key management personnel, or their spouse or dependent, is key management personnel of the counterparty to a transaction with the province. As key management personnel, they govern or share the power to determine the ongoing financial and operating decisions of that counterparty. Key management personnel of the province are those individuals having authority and responsibility for planning, directing and controlling the activities of the government, and have been identified as ministers, associate ministers and deputy ministers for the purpose of this reporting.

The Province has a wide variety of controls in place to ensure that key management personnel do not enter into transactions with related parties. For 2019–20 there were no material transactions between related parties which occurred at a value different from that which would have been arrived at if the parties were unrelated.

84	Consolidated Financial Statements, 2019–2020

15.	Subsequent Events

Acquisition by Ontario Power Generation

On April 29, 2020, Ontario Power Generation (OPG), under a wholly-owned subsidiary operating as Atura Power, closed the acquisition of a portfolio of combined-cycle natural gas-fired plants in Ontario from TC Energy Corporation for approximately $2.8 billion, subject to customary closing adjustments. The portfolio includes the 900 megawatt-hour (MW) Napanee Generating Station (GS), the 683 MW Halton Hills GS, and the remaining 50 percent interest in the 550 MW Portlands Energy Centre.

Ontario Telehealth Network

Ontario Regulation 390/19 under the Connecting Care Act, 2019, gave the Minister of Health and Long-Term Care the authority to transfer the Ontario Telemedicine Network (OTN) into Ontario Health. On March 18, 2019, the Minister of Health and Long-Term Care issued a transfer order to OTN. Effective April 1, 2020, the employees, assets, liabilities, rights and obligations of OTN were fully transferred to Ontario Health.

Provincial Judges Pension Plan

The Province has provided pension benefits to judges through Provincial Judges Pension Fund since 1984. Under the Fund, pension obligation is held within the Consolidated Revenue Fund (CRF) of the Province and is included under other liabilities in its financial statements. As of January 1, 2020, Ontario Regulation 290/13 on Pensions and Survivor Allowances for Provincial Judges came into effect. The overall benefits provided to judges remain unchanged, but a portion of assets and pension benefits were transferred to the newly established Provincial Judges Pension Plan (PJPP). The PJPP is comprised of a fully funded registered pension plan and a supplemental pension plan for eligible judges whose pension benefits under the PJPP registered plan are limited by the Federal Income Tax Act or Federal Tax Regulations.

Consistent with the Province’s selected measurement date of December 31, 2019 for pension and benefit plans, the pension obligation for judges is reported under other liabilities for the year ended March 31, 2020. The pension obligation will be reclassified to pension liability in the Province’s consolidated financial statements for the year ended March 31, 2021.

Consolidated Financial Statements, 2019–2020	85

16.	Changes in Reporting and Classifications

A. Restatement of 2019 Budget

For comparative purposes, the 2019 Budget has been reclassified to aggregate all expenses incurred related to the Government Real Estate Portfolio (GREP) under the Ministry of Government and Consumer Services, projects supported through Infrastructure Ontario (IO) under the Ministry of Infrastructure, and programs supported through the Ontario Trillium Foundation (OTF) under the Ministry of Tourism, Culture and Sport. The actual results are presented on a similar basis for consistency.

A summary of change by ministry, is provided below:

Expense by Ministry ($ Millions)

	2019–20 Budget	Reclassifications GREP, IO and OTF	Reclassified 2019–20 Budget
Agriculture, Food and Rural Affairs	878	(11)	867
Attorney General	1,934	(298)	1,636
Board of Internal Economy	295	(7)	288
Children, Community and Social Services	16,666	(79)	16,587
Economic Development, Job Creation and Trade	782	(9)	773
Education	31,550	(28)	31,522
Energy, Northern Development and Mines	5,185	(7)	5,178
Environment, Conservation and Parks	631	(25)	606
Executive Offices	40	(2)	38
Finance	1,463	(13)	1,450
Francophone Affairs	6	–	6
Government and Consumer Services	667	910	1,577
Health and Long-Term Care	63,511	(74)	63,437
Indigenous Affairs	74	(2)	72
Infrastructure	524	42	566
Labour	306	(13)	293
Municipal Affairs and Housing	1,118	(7)	1,111
Natural Resources and Forestry	672	(33)	639
Seniors and Accessibility	51	–	51
Solicitor General	2,965	(266)	2,699
Tourism, Culture and Sport	1,493	8	1,501
Training, Colleges and Universities	11,371	(2)	11,369
Transportation	5,188	(76)	5,112
Treasury Board Secretariat	1,639	(8)	1,631
Contingency	1,100	–	1,100
Interest on Debt	13,335	–	13,335
Total Expense	163,444	–	163,444

86	Consolidated Financial Statements, 2019–2020

B. Sector Reclassification

All presentations of results by sector for the 2019 Budget and the prior year comparatives have been reclassified to be reflected on the same basis as that used to report the actual current year expenses.

Sector Reclassification of 2019–20 Budget ($ Millions)

	2019–20 Budget	Reclassifications GREP, IO and OTF	Reclassified 2019–20 Budget

Health	63,511	(74)	63,437

Education	31,550	(28)	31,522

Children’s and Social Services	16,666	(79)	16,587

Postsecondary and Training	11,371	(2)	11,369

Justice	4,899	(564)	4,335

Other Programs	22,112	747	22,859

Interest on Debt	13,335	–	13,335

Total Expense	163,444	–	163,444

Sector Restatement of 2018–19 Actual ($ Millions)

	2018–19 Reported	Reclassifications GREP, IO and OTF	Ministry Restructuring and Program Transfer Changes	2018–19 Restated

Health	61,511	2	393	61,906

Education	30,425	–	–	30,425

Children’s and Social Services	17,186	–	(324)	16,862

Postsecondary and Training	11,869	–	115	11,984

Justice	4,392	77	3	4,472

Other Programs	23,368	(79)	(187)	23,102

Interest on Debt	12,384	–	–	12,384

Total Expense	161,135	–	–	161,135

C. Adjustments to Prior-Year Net Debt and Accumulated Deficit

During 2019–20, an adjustment of $526 million was made to the opening accumulated deficit for receivable for Corporations Tax and other revenue adjustments.

D. Comparative Figures

Certain comparative figures have been reclassified as necessary to conform to the 2019–20 presentation.

Consolidated Financial Statements, 2019–2020	87

88	Consolidated Financial Statements, 2019–2020

SCHEDULES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements, 2019–2020	89

Province of Ontario Schedule 1: Revenue by Source

($ Millions)	2019–20 Budget	2019–20 Actual	2018–19 Actual

Taxation

Personal Income Tax	36,600	37,743	35,381

Sales Tax	28,076	28,619	27,808

Corporations Tax	15,171	15,414	16,606

Employer Health Tax	6,837	6,731	6,544

Education Property Tax	6,085	6,179	6,171

Ontario Health Premium	4,021	4,059	3,819

Land Transfer and Non-Residential Speculation Tax	2,877	3,067	2,761

Gasoline Tax	2,766	2,783	2,709

Tobacco Tax	1,213	1,118	1,241

Fuel Tax	776	807	774

Beer, Wine and Spirits Tax	618	582	603

Electricity Payments-In-Lieu of Taxes	488	505	435

Ontario Portion of the Federal Cannabis Exercise Duty	70	48	19

Other Taxes	540	623	653

	106,138	108,278	105,524

Transfers from Government of Canada

Canada Health Transfer	15,646	15,640	14,852

Canada Social Transfer	5,653	5,650	5,451

Labour Market Development Agreement	706	723	719

Social Housing	359	484	394

Home Care and Mental Health	425	426	329

Direct Transfers to Hospitals, School Boards and Colleges	330	414	390

Infrastructure Programs	1,043	400	605

Workforce Development Agreement	330	331	296

Indian Welfare Services Agreement	265	283	281

Early Learning and Childcare	146	145	160

Bilingualism Development	82	95	85

Legal Aid - Criminal	56	90	64

Youth Criminal Justice	52	53	53

Equalization Payments	–	–	963

Other	360	664	448

	25,453	25,398	25,090

90	Consolidated Financial Statements, 2019–2020

Province of Ontario Schedule 1: Revenue by Source (cont’d)

($ Millions)	2019–20 Budget	2019–20 Actual	2018–19 Actual

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	9,364	9,281	9,237

Income from Investment in Government Business Enterprises (Schedule 9)	5,821	5,896	5,470

Other

Vehicle and Driver Registration Fees	2,066	2,055	1,991

Sales and Rentals	1,590	1,369	1,477

Other Fees and Licences	845	931	861

Royalties	287	283	251

Local Services Realignment	139	127	138

Power Supply Contract Recoveries	125	122	173

Net Reduction of Power Purchase Contracts	30	30	41

Carbon Allowance Proceeds	–	–	472

Electricity Debt Retirement Charge	–	–	15

Independent Electricity System Operator Revenue	235	225	227

Miscellaneous	2,072	2,101	2,733

	7,389	7,243	8,379

Total Revenue	154,165	156,096	153,700

Consolidated Financial Statements, 2019–2020	91

Province of Ontario Schedule 2: Revenue by Sector

Sectors	Health[1]		Education[2]		Children’s and Social Services[3]		Postsecondary and Training[4]

For the year ended March 31 ($ Millions)	2020	2019	2020	2019	2020	2019	2020	2019

Revenue

Taxation (Schedule 1)	–	–	–	–	–	–	–	–

Transfers from Government of Canada (Schedule 1)	818	704	259	266	405	384	1,050	1,153

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	4,113	4,165	1,507	1,587	–	–	3,661	3,485

Income from Investment in Government Business Enterprises (Schedule 9)	–	–	–	–	–	–	–	–

Other (Schedule 1)	203	914	58	58	141	113	259	50

Total	5,134	5,783	1,824	1,911	546	497	4,970	4,688

[1] Includes the activities of the Ministry of Health and Long-Term Care.

[2] Includes the activities of the Ministry of Education.

[3] Includes the activities of the Ministry of Children, Community and Social Services.

[4] Includes the activities of the Ministry of Training, Colleges and Universities.

92	Consolidated Financial Statements, 2019–2020

Sectors	Justice[5]		Other[6]		Total
For the year ended March 31 ($ Millions)	2020	2019	2020	2019	2020	2019
Revenue

Taxation (Schedule 1)	–	–	108,278	105,524	108,278	105,524

Transfers from Government of Canada (Schedule 1)	148	117	22,718	22,466	25,398	25,090

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges (Schedule 10)	–	–	–	–	9,281	9,237

Income from Investment in Government Business Enterprises (Schedule 9)	–	–	5,896	5,470	5,896	5,470

Other (Schedule 1)	904	854	5,678	6,390	7,243	8,379
Total	1,052	971	142,570	139,850	156,096	153,700

[5] Includes the activities of the Ministries of Attorney General and Solicitor General.

[6] Includes the activities of the Ministries of Agriculture, Food and Rural Affairs; Economic Development Job Creation and Trade; Energy, Northern Development and Mines; Environment, Conservation and Parks; Finance; Francophone Affairs; Government and Consumer Services; Indigenous Affairs; Infrastructure; Labour; Municipal Affairs and Housing; Natural Resources and Forestry; Seniors and Accessibility; Tourism, Culture and Sport; Transportation; the Board of Internal Economy; Executive Offices and Treasury Board Secretariat.

Consolidated Financial Statements, 2019–2020	93

Province of Ontario Schedule 3: Expense by Sector[1]

Sectors	Health[2]		Education[3]		Children’s and Social Services[4]		Postsecondary and Training[5]

For the year ended March 31 ($ Millions)	2020	2019	2020	2019	2020	2019	2020	2019

Expense

Transfer Payments[9]	28,532	27,936	3,086	2,148	16,329	16,053	5,885	6,875

Salaries and Wages	17,285	16,692	18,542	18,359	468	488	2,668	2,558

Interest on Debt	–	–	–	–	–	–	–	–

Services	4,656	4,851	1,774	1,701	118	131	1,009	937

Supplies and Equipment	5,624	5,325	2,124	2,151	6	6	325	331

Employee Benefits	3,054	2,901	2,834	2,805	74	88	319	304

Amortization of Tangible Capital Assets	1,808	1,788	1,360	1,324	39	37	366	334

Pensions and Employee Future Benefits (Note 6)	1,712	1,627	1,830	1,846	8	7	244	239

Transportation and Communication	203	225	7	9	17	19	70	74

Interest on Debt of Hospitals, School Boards and Colleges	–	–	–	–	–	–	–	–

Power Supply Contract Costs	–	–	–	–	–	–	–	–

Other	842	561	195	82	44	33	387	332

Total[10]	63,716	61,906	31,752	30,425	17,103	16,862	11,273	11,984

[1]  The information in the sectors’ columns represents activities of ministries and consolidated agencies after adjustments to eliminate transactions between sectors.

[2]  Includes the activities of the Ministry of Health and Long-Term Care.

[3]  Includes the activities of the Ministry of Education.

[4]  Includes the activities of the Ministry of Children, Community and Social Services.

[5] Includes the activities of the Ministry of Training, Colleges and Universities.

94	Consolidated Financial Statements, 2019–2020

Sectors	Justice[6]		Other[7]		Interest on Debt[8]		Total
For the year ended March 31 ($ Millions)	2020	2019	2020	2019	2020	2019	2020	2019

Expense

Transfer Payments[9]	552	515	11,846	11,346	–	–	66,230	64,873

Salaries and Wages	2,609	2,573	2,976	3,174	–	–	44,548	43,844

Interest on Debt	–	–	–	–	12,194	12,073	12,194	12,073

Services	577	486	2,425	2,329	–	–	10,559	10,435

Supplies and Equipment	156	157	182	219	–	–	8,417	8,189

Employee Benefits	349	358	541	499	–	–	7,171	6,955

Amortization of Tangible Capital Assets	18	17	2,645	2,451	–	–	6,236	5,951

Pensions and Employee Future Benefits (Note 6)	53	46	1,653	1,236	–	–	5,500	5,001

Transportation and Communication	100	102	183	186	–	–	580	615

Interest on Debt of Hospitals, School Boards and Colleges	–	–	–	–	301	311	301	311

Power Supply Contract Costs	–	–	122	173	–	–	122	173

Other	302	218	1,140	1,489	–	–	2,910	2,715
Total[10]	4,716	4,472	23,713	23,102	12,495	12,384	164,768	161,135

[6] Includes the activities of the Ministries of Attorney General and Solicitor General.

[7] Includes the activities of the Ministries of Agriculture, Food and Rural Affairs; Economic Development Job Creation and Trade; Energy, Northern Development and Mines; Environment, Conservation and Parks; Finance; Francophone Affairs; Government and Consumer Services; Indigenous Affairs; Infrastructure; Labour; Municipal Affairs and Housing; Natural Resources and Forestry; Seniors and Accessibility; Tourism, Culture and Sport; Transportation; the Board of Internal Economy; Executive Offices and Treasury Board Secretariat.

[8] Includes activities related to the management of the debt of the Province.

[9] Children’s and Social Services includes transfers of $1,678 million (2018–19, $1,685 million) to Children’s Aid Societies.

[10] The comparative figures have been reclassified to conform to the 2019–2020 presentation.

Consolidated Financial Statements, 2019–2020	95

Province of Ontario Schedule 4: Expense by Ministry

($ Millions)	2019–20 Budget[1]	2019–20 Actual	2018–19 Restated Actual

Agriculture, Food and Rural Affairs	867	1,132	1,066

Attorney General	1,636	1,942	1,791

Board of Internal Economy	288	257	371

Children, Community and Social Services	16,587	17,103	16,862

Economic Development, Job Creation and Trade	773	727	923

Education	29,790	30,182	28,747

Teachers’ Pension	1,732	1,570	1,678

Energy, Northern Development and Mines	5,178	6,712	5,723

Environment, Conservation and Parks	606	612	682

Executive Offices	38	32	39

Finance	820	894	954

Interest on Debt	13,335	12,495	12,384

Municipal Partnership Fund	505	503	510

Power Supply Contract Costs	125	122	173

Francophone Affairs	6	5	6

Government and Consumer Services	1,577	1,550	1,665

Health and Long-Term Care	63,437	63,716	61,906

Indigenous Affairs	72	87	290

Infrastructure	566	358	513

Labour	293	281	307

Municipal Affairs and Housing	1,111	1,199	1,479

Natural Resources and Forestry	639	677	720

Seniors and Accessibility	51	54	52

Solicitor General	2,699	2,774	2,681

Tourism, Culture and Sport	1,501	1,644	1,563

Training, Colleges and Universities	11,369	11,273	11,984

Transportation	5,112	5,011	4,718

Treasury Board Secretariat	279	190	183

Contingency Fund[2]	1,100	–	–

Employee and Pensioner Benefits	1,352	1,666	1,165
Total Expense	163,444	164,768	161,135

[1] Amounts reported as “Plan” in 2019 Budget has been restated and reclassified. See Note 16. [2] See glossary for definition.

96	Consolidated Financial Statements, 2019–2020

Province of Ontario Schedule 5: Accounts Payable and Accrued Liabilities

As at March 31 ($ Millions)	2020	2019

Transfer Payments	9,231	7,698

Interest on Debt	3,182	2,476

Salaries, Wages and Benefits	3,727	3,674

Other	12,436	10,429

Total Accounts Payable and Accrued Liabilities	28,576	24,277

Province of Ontario Schedule 6: Accounts Receivable

As at March 31 ($ Millions)	2020	2019

Taxes	4,336	6,103

Transfer Payments[1]	644	651

Other Accounts Receivable[2]	5,114	5,119

	10,094	11,873

Less: Allowance for Doubtful Accounts[3]	(1,306)	(1,254)

	8,788	10,619

Government of Canada	1,015	1,553

Total Accounts Receivable	9,803	12,172

[1]  The Transfer Payment receivable consists primarily of recoverables of $632 million (2018–19, $614 million) for the Ontario Disability Support Program – Financial Assistance.

[2]  Other Accounts Receivable includes trade receivables.

[3]  The Allowance for Doubtful Accounts includes a provision of $524 million (2018–19, $514 million) for the Ontario Disability Support Program – Financial Assistance.

Consolidated Financial Statements, 2019–2020	97

Province of Ontario Schedule 7: Loans Receivable
As at March 31 ($ Millions)	2020	2019
Government Business Enterprises[1]	3,369	3,356

Municipalities[2]	3,789	3,726

Students[3]	2,475	2,452

Industrial and Commercial[4]	517	422

Pension Benefit Guarantee Fund[5]	154	165

Universities[6]	125	126

Other[7]	2,633	2,622
	13,062	12,869

Unamortized Concession Discounts[8]	(186)	(209)

Allowance for Doubtful Accounts[9]	(812)	(777)
Total Loans Receivable	12,064	11,883

[1]  Loans to GBEs bear interest rates of 2.65 per cent to 5.40 per cent (2018–19, 2.65 per cent to 5.64 per cent).

[2]  Loans to municipalities bear interest at rates of up to 8.85 per cent (2018–19, 8.85 per cent).

[3]  Loans to students bear interest at rates of 3.45 per cent to 4.95 per cent (2018–19, 3.50 per cent to 5.00 per cent).

[4]  Loans to industrial and commercial enterprises bear interest rates of up to 6.51 per cent (2018–19, 6.46 per cent).

[5]  The loan to the Pension Benefit Guarantee Fund is interest-free.

[6]  Loans to universities are mortgages bearing interest rates of 5.09 per cent to 5.10 per cent (2018–19, 5.09 per cent to 6.38 per cent).

[7]  Loans to other include loan for not-for-profit organizations of $2.3 billion (2018–19, $2.2 billion), loans to electricity sector union trusts of $101 million (2018–19, $103 million), and loans to OFN Power Holdings LP of $247 million (2018–19, $253 million).

[8]  Unamortized concession discounts relate to loans made to municipalities of $21 million (2018–19, $25 million), loans to the Pension Benefit Guarantee Fund of $75 million (2018–19, $81 million) and loans to industrial and commercial enterprises and other of $90 million (2018–19, $103 million).

[9]  Allowance for doubtful accounts relate to loans made to students of $657 million (2018–19, $629 million), industrial and commercial enterprises and other of $155 million (2018–19, $147 million).

98	Consolidated Financial Statements, 2019–2020

Repayment Terms as at March 31 ($ Millions)	Principal Repayment
Years to Maturity	2020	2019

1 year	1,455	1,696

2 years	907	1,144

3 years	802	864

4 years	1,054	753

5 years	680	605

1–5 years	4,898	5,062

6–10 years	2,532	2,173

11–15 years	1,030	1,157

16–20 years	827	696

21–25 years	1,223	1,235

Over 25 years	2,453	2,446

Subtotal	12,963	12,769

No fixed maturity	99	100

Total	13,062	12,869

Consolidated Financial Statements, 2019–2020	99

Province of Ontario Schedule 8: Government Organizations[1]

Government Business Enterprises	Responsible Ministry

Hydro One Limited	Energy, Northern Development and Mines

Liquor Control Board of Ontario	Finance

Ontario Cannabis Retail Corporation	Finance

Ontario Lottery and Gaming Corporation	Finance

Ontario Power Generation Inc.	Energy, Northern Development and Mines

Other Government Organizations	Responsible Ministry

Agricorp	Agriculture, Food and Rural Affairs

Agricultural Research Institute of Ontario	Agriculture, Food and Rural Affairs

Algonquin Forestry Authority	Natural Resources and Forestry

Cancer Care Ontario[2]	Health and Long-Term Care

Education Quality and Accountability Office	Education

eHealth Ontario[2]	Health and Long-Term Care

Fair Hydro Trust	Energy, Northern Development and Mines

Financial Services Regulatory Authority of Ontario	Finance

Forest Renewal Trust	Natural Resources and Forestry

General Real Estate Portfolio	Government and Consumer Services

Independent Electricity System Operator	Energy, Northern Development and Mines

Investment Management Corporation of Ontario	Finance

Legal Aid Ontario	Attorney General

Local Health Integration Networks

Central East Local Health Integration Network	Health and Long-Term Care

Central Local Health Integration Network	Health and Long-Term Care

Central West Local Health Integration Network	Health and Long-Term Care

Champlain Local Health Integration Network	Health and Long-Term Care

Erie St. Clair Local Health Integration Network	Health and Long-Term Care

Hamilton Niagara Haldimand Brant Local Health Integration Network	Health and Long-Term Care

Mississauga Halton Local Health Integration Network	Health and Long-Term Care

North East Local Health Integration Network	Health and Long-Term Care

North Simcoe Muskoka Local Health Integration Network	Health and Long-Term Care

North West Local Health Integration Network	Health and Long-Term Care

South East Local Health Integration Network	Health and Long-Term Care

South West Local Health Integration Network	Health and Long-Term Care

Toronto Central Local Health Integration Network	Health and Long-Term Care

Waterloo Wellington Local Health Integration Network	Health and Long-Term Care

Metrolinx	Transportation

Metropolitan Toronto Convention Centre Corporation	Tourism, Culture and Sport

Niagara Parks Commission	Tourism, Culture and Sport

Northern Ontario Heritage Fund Corporation	Energy, Northern Development and Mines

Ontario Agency for Health Protection and Promotion (Public Health Ontario)	Health and Long-Term Care

Ontario Capital Growth Corporation	Economic Development, Job Creation and Trade

Ontario Clean Water Agency	Environment, Conservation and Parks

Ontario Educational Communications Authority (TVO)	Education

Ontario Electricity Financial Corporation	Finance

Ontario Energy Board	Energy, Northern Development and Mines

Ontario Financing Authority	Finance

Ontario French-Language Educational Communications Authority (TFO)	Education

Ontario Health[2]	Health and Long-Term Care

Ontario Immigrant Investor Corporation	Economic Development, Job Creation and Trade

[1] The schedule of government organizations is updated on an annual basis to reflect any amalgamations or dissolutions of consolidated organizations in the year. This listing represents all consolidated organizations included in the Province’s consolidated financial statements as at March 31, 2020. Other controlled organizations that do not meet the consolidation threshold of materiality and cost-benefit (per PSAB standards), such as Children’s Aid Societies, are instead reflected as government transfer payment expense in these financial statements through the accounts of the ministries responsible for them.

[2] Cancer Care Ontario and eHealth Ontario have been merged into Ontario Health since December 2, 2019. Cancer Care Ontario and eHealth Ontario were dissolved as at March 31, 2020.

100	Consolidated Financial Statements, 2019–2020

Province of Ontario Schedule 8: Government Organizations[1]

Other Government Organizations (cont’d)	Responsible Ministry (cont’d)

Ontario Infrastructure and Lands Corporation (Infrastructure Ontario)	Infrastructure

Ontario Mortgage and Housing Corporation	Municipal Affairs / Housing

Ontario Northland Transportation Commission	Energy, Northern Development and Mines

Ontario Place Corporation	Tourism, Culture and Sport

Ontario Securities Commission	Finance

Ontario Tourism Marketing Partnership Corporation	Tourism, Culture and Sport

Ontario Trillium Foundation	Tourism, Culture and Sport

Ornge	Health and Long-Term Care

Ottawa Convention Centre Corporation	Tourism, Culture and Sport

Province of Ontario Council for the Arts (Ontario Arts Council)	Tourism, Culture and Sport

Science North	Tourism, Culture and Sport

St. Lawrence Park Commission	Tourism, Culture and Sport

The Centennial Centre of Science and Technology (Ontario Science Centre)	Tourism, Culture and Sport

The Royal Ontario Museum	Tourism, Culture and Sport

Toronto Organizing Committee for the Pan American and Parapan American Games	Tourism, Culture and Sport

Toronto Waterfront Revitalization Corporation (Waterfront Toronto)[3]	Infrastructure

Transmission Corridor Program	Government and Consumer Services

Broader Public Sector Organizations

Public Hospitals — Ministry of Health and Long-Term Care

Alexandra Hospital Ingersoll

Alexandra Marine & General Hospital

Almonte General Hospital

Anson General Hospital

Arnprior Regional Health

Atikokan General Hospital

Baycrest Centre for Geriatric Care

Bingham Memorial Hospital

Bluewater Health

Brant Community Healthcare System

Brockville General Hospital

Bruyère Continuing Care Inc.

Cambridge Memorial Hospital

Campbellford Memorial Hospital

Carleton Place & District Memorial Hospital

Casey House Hospice

Chatham-Kent Health Alliance

Children’s Hospital of Eastern Ontario - Ottawa Children’s Treatment Centre

Clinton Public Hospital

Collingwood General and Marine Hospital

Cornwall Community Hospital

Deep River & District Hospital Corporation

Dryden Regional Health Centre

Englehart and District Hospital Inc.

Erie Shores HealthCare

Espanola General Hospital

Four Counties Health Services

Georgian Bay General Hospital

Geraldton District Hospital

Grand River Hospital

Grey Bruce Health Services

Groves Memorial Community Hospital

Guelph General Hospital

Haldimand War Memorial Hospital

Haliburton Highlands Health Services Corporation

Halton Healthcare Services Corporation

Hamilton Health Sciences Corporation

Hanover & District Hospital

Headwaters Health Care Centre

Health Sciences North

Holland Bloorview Kids Rehabilitation Hospital

Hôpital Général de Hawkesbury and District General Hospital Inc.

Hôpital Glengarry Memorial Hospital

Hôpital Montfort

Hôpital Notre-Dame Hospital (Hearst)

Hornepayne Community Hospital

Hospital for Sick Children

Hôtel-Dieu Grace Healthcare

Hôtel-Dieu Hospital, Cornwall

Humber River Regional Hospital

Joseph Brant Hospital

Kemptville District Hospital

Kingston Health Sciences Centre

Kirkland and District Hospital

Lady Dunn Health Centre

Lady Minto Hospital, Cochrane

Lake of the Woods District Hospital

Lakeridge Health

[3] Toronto Waterfront Revitalization Corporation (Waterfront Toronto) is a government partnership with the Province having one-third interest.

Consolidated Financial Statements, 2019–2020	101

Province of Ontario Schedule 8: Government Organizations[1]

Public Hospitals — Ministry of Health and Long-Term Care (cont’d)

Lennox and Addington County General Hospital

Listowel Memorial Hospital

London Health Sciences Centre

Mackenzie Health

Manitoulin Health Centre

Markham Stouffville Hospital

Mattawa General Hospital

Muskoka Algonquin Healthcare

Niagara Health System

Nipigon District Memorial Hospital

Norfolk General Hospital

North Bay Regional Health Centre

North Shore Health Network

North of Superior Healthcare Group

North Wellington Health Care Corporation

North York General Hospital

Northumberland Hills Hospital

Orillia Soldiers’ Memorial Hospital

Ottawa Hospital

Pembroke Regional Hospital Inc.

Perth and Smiths Falls District Hospital

Peterborough Regional Health Centre

Providence Care Centre (Kingston)

Queensway Carleton Hospital

Quinte Healthcare Corporation

Red Lake Margaret Cochenour Memorial Hospital Corporation

Religious Hospitallers of St. Joseph of the Hotel Dieu of St. Catharines

Renfrew Victoria Hospital

Riverside Health Care Facilities Inc.

Ross Memorial Hospital

Royal Victoria Regional Health Centre

Runnymede Healthcare Centre

Salvation Army Toronto Grace Health Centre

Sante Manitouwadge Health

Sault Area Hospital

Scarborough Health Network

Seaforth Community Hospital

Sensenbrenner Hospital

Services de santé de Chapleau Health Services

Sinai Health System

Sioux Lookout Meno Ya Win Health Centre

Smooth Rock Falls Hospital

South Bruce Grey Health Centre

South Huron Hospital Association

Southlake Regional Health Centre

St. Francis Memorial Hospital

St. Joseph’s Care Group

St. Joseph’s Continuing Care Centre, Centre of Sudbury

St. Joseph’s General Hospital, Elliot Lake

St. Joseph’s Health Care, London

St. Joseph’s Health Centre Guelph

St. Joseph’s Healthcare Hamilton

St. Mary’s General Hospital

St. Marys Memorial Hospital

St. Thomas Elgin General Hospital

Stevenson Memorial Hospital

Stratford General Hospital

Strathroy Middlesex General Hospital

Sunnybrook Health Sciences Centre

Temiskaming Hospital

Thunder Bay Regional Health Sciences Centre

Tillsonburg District Memorial Hospital

Timmins and District Hospital

Toronto East Health Network

Trillium Health Partners

Unity Health Toronto

University Health Network

University of Ottawa Heart Institute

Weeneebayko Area Health Authority

West Haldimand General Hospital

West Nipissing General Hospital

West Park Healthcare Centre

West Parry Sound Health Centre

William Osler Health System

Winchester District Memorial Hospital

Windsor Regional Hospital

Wingham and District Hospital

Women’s College Hospital

Woodstock General Hospital Trust

Specialty Psychiatric Hospitals — Ministry of Health and Long-Term Care

Centre for Addiction and Mental Health Ontario Shores Centre for Mental Health Sciences	Royal Ottawa Health Care Group Waypoint Centre for Mental Health Care

102	Consolidated Financial Statements, 2019–2020

Province of Ontario Schedule 8: Government Organizations[1]

School Boards — Ministry of Education

Algoma District School Board

Algonquin & Lakeshore Catholic District School Board

Avon Maitland District School Board

Bloorview School Authority

Bluewater District School Board

Brant Haldimand Norfolk Catholic District School Board

Bruce-Grey Catholic District School Board

Campbell Children’s School Authority

Catholic District School Board of Eastern Ontario

Conseil des écoles publiques de l’Est de l’Ontario

Conseil scolaire catholique MonAvenir

Conseil scolaire catholique Providence

Conseil scolaire de district catholique de l’Est ontarien

Conseil scolaire de district catholique des Aurores boréales

Conseil scolaire de district catholique des Grandes Rivières

Conseil scolaire de district catholique du Centre-Est de l’Ontario

Conseil scolaire de district catholique du Nouvel-Ontario

Conseil scolaire de district catholique Franco-Nord

Conseil scolaire de district du Nord-Est de l’Ontario

Conseil scolaire public du Grand Nord de l’Ontario

Conseil scolaire Viamonde

District School Board of Niagara

District School Board Ontario North East

Dufferin-Peel Catholic District School Board

Durham Catholic District School Board

Durham District School Board

Grand Erie District School Board

Greater Essex County District School Board

Halton Catholic District School Board

Halton District School Board

Hamilton-Wentworth Catholic District School Board

Hamilton-Wentworth District School Board

Hastings and Prince Edward District School Board

Huron-Perth Catholic District School Board

Huron-Superior Catholic District School Board

James Bay Lowlands Secondary School Board

John McGivney Children’s Centre School Authority

Kawartha Pine Ridge District School Board

Keewatin-Patricia District School Board

Kenora Catholic District School Board

KidsAbility School Authority

Lakehead District School Board

Lambton Kent District School Board

Limestone District School Board

London District Catholic School Board

Moose Factory Island District School Area Board

Moosonee District School Area Board

Near North District School Board

Niagara Catholic District School Board

Niagara Peninsula Children’s Centre School Authority

Nipissing-Parry Sound Catholic District School Board

Northeastern Catholic District School Board

Northwest Catholic District School Board

Ottawa Catholic District School Board

Ottawa-Carleton District School Board

Peel District School Board

Penetanguishene Protestant Separate School Board

Peterborough Victoria Northumberland and

Clarington Catholic District School Board

Rainbow District School Board

Rainy River District School Board

Renfrew County Catholic District School Board

Renfrew County District School Board

Simcoe County District School Board

Simcoe Muskoka Catholic District School Board

St. Clair Catholic District School Board

Sudbury Catholic District School Board

Superior North Catholic District School Board

Superior-Greenstone District School Board

Thames Valley District School Board

Thunder Bay Catholic District School Board

Toronto Catholic District School Board

Toronto District School Board

Trillium Lakelands District School Board

Upper Canada District School Board

Upper Grand District School Board

Waterloo Catholic District School Board

Waterloo Region District School Board

Wellington Catholic District School Board

Windsor-Essex Catholic District School Board

York Catholic District School Board

York Region District School Board

Consolidated Financial Statements, 2019–2020	103

Province of Ontario Schedule 8: Government Organizations[1]

Colleges — Ministry of Training, Colleges and Universities

Algonquin College of Applied Arts and Technology

Cambrian College of Applied Arts and Technology

Canadore College of Applied Arts and Technology

Centennial College of Applied Arts and Technology

Collège Boréal d’arts appliqués et de technologie

Collège d’arts appliqués et de technologie La Cité collégiale

Conestoga College Institute of Technology and Advanced Learning

Confederation College of Applied Arts and Technology

Durham College of Applied Arts and Technology

Fanshawe College of Applied Arts and Technology

George Brown College of Applied Arts and Technology

Georgian College of Applied Arts and Technology

Humber College Institute of Technology and Advanced Learning

Lambton College of Applied Arts and Technology

Loyalist College of Applied Arts and Technology

Mohawk College of Applied Arts and Technology

Niagara College of Applied Arts and Technology

Northern College of Applied Arts and Technology

Sault College of Applied Arts and Technology

Seneca College of Applied Arts and Technology

Sheridan College Institute of Technology and Advanced Learning

Sir Sandford Fleming College of Applied Arts and Technology

St. Clair College of Applied Arts and Technology

St. Lawrence College of Applied Arts and Technology

104	Consolidated Financial Statements, 2019–2020

Province of Ontario Schedule 9: Government Business Enterprises[1] Summary financial information of Government Business Enterprises is provided below

For the year ended March 31, 2020 ($ Millions)	Hydro One Limited[2]	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	2020 Total	2019 Total
Assets
Cash and Temporary Investments	1,042	367	83	294	1,293	3,079	1,521
Accounts Receivable	697	91	2	107	544	1,441	1,565
Inventories	–	524	38	37	740	1,339	1,333
Prepaid Expenses	–	20	1	14	244	279	53
Long-Term Investments	–	–	–	–	–	–	108
Fixed Assets	20,623	411	3	805	28,065	49,907	45,431
Other Assets[3]	5,671	559	13	271	24,213	30,727	32,315
Total Assets	28,033	1,972	140	1,528	55,099	86,772	82,326
Liabilities
Accounts Payable	832	850	73	316	1,485	3,556	4,066
Notes Payable	1,013	–	–	–	–	1,013	1,850
Deferred Revenue	–	–	–	227	398	625	474
Long-Term Debt	12,574	–	82	32	7,951	20,639	18,353
Other Liabilities[3]	3,654	705	14	467	29,016	33,856	30,297
Total Liabilities	18,073	1,555	169	1,042	38,850	59,689	55,040
Net Assets before Non-Controlling Interest	9,960	417	(29)	486	16,249	27,083	27,286
Non-Controlling Interest	(5,084)	–	–	–	(181)	(5,265)	(5,082)
Net Assets after Non-Controlling Interest	4,876	417	(29)	486	16,068	21,818	22,204
Revenue[3]	3,117	6,797	301	8,450	5,643	24,308	22,952
Expenses[3]	2,701	4,396	282	6,141	4,892	18,412	17,482
Net Income	416	2,401	19	2,309	751	5,896	5,470

Consolidated Financial Statements, 2019–2020	105

Province of Ontario Schedule 9: Government Business Enterprises[1] (cont’d) Summary financial information of Government Business Enterprises is provided below

For the year ended March 31, 2020 ($ Millions)	Hydro One Limited[2]	Liquor Control Board of Ontario	Ontario Cannabis Retail Corporation	Ontario Lottery and Gaming Corporation	Ontario Power Generation Inc.	2020 Total	2019 Total
Net Income	416	2,401	19	2,309	751	5,896	5,470

Net Assets at Beginning of Year before Accumulated Other Comprehensive Loss (AOCI)	4,819	473	(48)	817	16,534	22,595	22,412

Increase in Fair Value of Ontario Nuclear Funds (Note 10)	–	–	–	–	(1,418)	(1,418)	(242)

Capital Contribution to OPG	–	–	–	–	–	–	66

Contribution Surplus- OPG	–	–	–	–	39	39	–

Equity Impact–IFRS Adjustment for Ontario Power Generation’s Pension, Other Employee Future Benefits Liabilities, and Other Costs	–	–	–	–	187	187	101

IFRS 16 Adjustment	–	(74)	–	–	–	(74)	–

Remittances to Consolidated Revenue Fund	(291)	(2,375)	–	(2,640)	–	(5,306)	(5,212)
Net Assets before AOCI	4,944	425	(29)	486	16,093	21,919	22,595
AOCI at Beginning of Year	(57)	(9)	–	–	(325)	(391)	(348)

Other Comprehensive Income (Loss)	(11)	1	–	–	300	290	(43)
AOCI at Year End	(68)	(8)	–	–	(25)	(101)	(391)
Net Assets	4,876	417	(29)	486	16,068	21,818	22,204
[1]	Amounts reported using IFRS.
[2]	As at March 31, 2020, the Province owned approximately 47.3 per cent of Hydro One Limited.
[3]	Amounts related to the Fair Hydro Trust are included in 2019 balances.

  Province of Ontario

  Schedule 9: Government Business Enterprises[1] (cont’d)

Material balances with entities included in the government’s reporting entity reported in the Consolidated Statement of Financial Position.

As at March 31 ($ Millions)	2020	2019
Financial Assets	1,032	876
Debts	3,369	3,357
Other Liabilities	360	176
[1]	Amounts reported using IFRS.

106	Consolidated Financial Statements, 2019–2020

Repayment schedule for long-term debts contracted with third parties.
			Payments to be made in:
As at March 31 ($ Millions)	2020	2019	2021	2022	2023	2024	2025	2026 and thereafter
Hydro One Limited	12,586	10,488	1,153	903	4	131	1,100	9,295
Ontario Power Generation Inc.	5,130	3,802	264	58	36	218	201	4,353
Ontario Cannabis Retail Corporation	17	–	2	1	2	2	1	9
Total	17,733	14,290	1,419	962	42	351	1,302	13,657

The following amounts included in the results of Ontario Power Generation are related to the activities of the Fair Hydro Trust.1

Fair Hydro Trust
As at March 31 ($ Millions)	2020	2019
Financing Receivables	–	1,788
Debt Financing	–	1,788
Revenue	–	68
Expenses	–	68
Net Income	–	–

Ontario Cannabis Retail Corporation

The Ontario Cannabis Retail Corporation (OCRC) was established as a legal subsidiary of the Liquor Control Board of Ontario (LCBO) under the Ontario Cannabis Retail Corporation Act, 2017. As of October 17, 2018, the Cannabis Statute Law Amendment Act came into force, ending the OCRC’s subsidiary relationship to the LCBO. From that date, the OCRC has been a Crown agency with direct accountability to the Ministry of Finance and controlled and consolidated by the Province. The principal business of OCRC is retail and distribution of non-medical cannabis.

Hydro One Limited

The principal business of Hydro One Limited is the transmission and distribution of electricity to customers within Ontario. It is regulated by the Ontario Energy Board.

[1]	Starting 2019–20 Fair Hydro Trust is classified as other government organization and consolidated to the Province’s consolidated financial statements as referenced in Note 7.

Consolidated Financial Statements, 2019–2020	107

Liquor Control Board of Ontario

The Liquor Control Board of Ontario (LCBO) regulates the purchase, sale and distribution of liquor for home consumption and liquor sales to licensed establishments through LCBO stores, Brewers Retail stores and winery retail stores throughout Ontario. The LCBO buys wine and liquor products for resale to the public, tests all products sold and establishes prices for beer, wine and spirits.

Ontario Lottery and Gaming Corporation

The Ontario Lottery and Gaming (OLG) Corporation conducts lottery games and operates commercial casinos, charity casinos and slot machines at Ontario racetracks.

Ontario Power Generation Inc.

The principal business of Ontario Power Generation Inc. (OPG) is the generation and sale of electricity in the Ontario wholesale market and in the interconnected markets of Quebec, Manitoba and the Northeast and Midwest United States.

108	Consolidated Financial Statements, 2019–2020

Province of Ontario Schedule 10: Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges

Sectors	Hospitals		School Boards		Colleges		Total

For the year ended March 31 ($ Millions)	2020	2019	2020	2019	2020	2019	2020	2019

Fees	1,160	854	299	303	3,012	2,821	4,471	3,978

Ancillary Services	587	687	590	578	322	331	1,499	1,596

Grants and Donations for Research and Other Purposes	1,172	1,067	4	23	33	48	1,209	1,138

Sales and Rentals	430	601	135	207	55	56	620	864

Recognition of Deferred Capital Contributions	417	387	9	7	73	59	499	453

Miscellaneous	347	569	470	469	166	170	983	1,208

Total	4,113	4,165	1,507	1,587	3,661	3,485	9,281	9,237

Consolidated Financial Statements, 2019–2020	109

GUIDE TO THE PUBLIC ACCOUNTS

The Public Accounts of the Province of Ontario comprise this Annual Report and supplementary information.

The Annual Report includes a Financial Statement Discussion and Analysis, the Consolidated Financial Statements of the province and other supporting schedules and disclosures.

Financial Statement Discussion and Analysis

The first section of the Annual Report is the Financial Statement Discussion and Analysis section, which:

•	Compares the province’s financial results to both the 2019 Budget and results for the previous year;

•	Shows trends in key financial items and indicators of financial condition;

•	Sets out key potential risks to financial results and strategies used to manage them;

•	Includes descriptions of various assets and liabilities on the statement of financial position; and

•	Presents non-financial activities results and discusses important initiatives related to enhancing transparency and accountability.

The Consolidated Financial Statements

The Consolidated Financial Statements show the province’s financial position at the end of the previous fiscal year, its financial activities during the reporting period and its financial position at the end of the reporting fiscal year. The statements are linked, and figures that appear in one statement may affect another.

The province’s financial statements are presented on a consolidated basis, meaning that the province’s statement of financial position and statement of operations reflect the combination of ministry results as well as financial results for entities that are controlled by the government (see Note 1 to the Consolidated Financial Statements for more details). Therefore, reported revenues and expenses of the province can be affected directly by the activities of ministries as well as the performance of controlled entities such as government business enterprises (GBEs) and broader public sector (BPS) organizations, i.e., hospitals, school boards and colleges. In addition, the province’s results are also affected by transfer payments made to non-consolidated entities, such as municipalities and universities.

110	Consolidated Financial Statements, 2019–2020

The financial statements comprise:

•

The Consolidated Statement of Operations, which provides a summary of the government’s revenue for the period less its expenses, and shows whether the government incurred an operating deficit or surplus for the year. The results for the current year are presented along with the Budget Plan, and the financial results for the prior fiscal period. The annual surplus/deficit has an impact on the province’s financial position.

•

The Consolidated Statement of Financial Position, which reports the province’s assets and liabilities and is also known as the balance sheet. The province’s total liabilities include debt and other long-term financing. Financial assets include cash, short-term investments, amounts due from others and investment in GBEs. The difference between total liabilities and financial assets is the province’s net debt, which provides a measure of the future government revenues that will be required to pay for the government’s past transactions. Non-financial assets, mainly tangible capital assets such as highways, bridges and buildings, are subtracted from net debt to arrive at the accumulated deficit/surplus. A deficit/surplus in the year increases/decreases the accumulated deficit/surplus.

•

The Consolidated Statement of Change in Net Debt, which shows how the province’s net debt position changed during the year. The main factors impacting net debt are the annual surplus/deficit and additions to tangible capital assets.

•

The Consolidated Statement of Change in Accumulated Deficit/Surplus, which is a cumulative total of all the province’s annual deficits and surpluses to date. It is mainly affected by the annual surplus/deficit in a year.

•

The Consolidated Statement of Cash Flow, which shows the sources and uses of cash and cash equivalents over the year. Two major sources of cash are revenues and borrowings. Uses of cash include funding for operating costs, investments in capital assets and debt repayment. The statement is presented in what is referred to as the indirect method, meaning that it starts with the annual surplus or deficit and reconciles that to the cash flow from operations by adding or subtracting non-cash items, such as amortization of tangible capital assets. It also shows cash used to acquire tangible capital assets and investments, as well as cash generated from financing activities.

When reading the Consolidated Financial Statements, it is essential to also read the accompanying notes and schedules, which summarize Ontario’s significant accounting policies and provide additional information on underlying financial activities, market value of investments, contractual obligations and risks.

Consolidated Financial Statements, 2019–2020	111

Other elements of the Annual Report

•

In the Statement of Responsibility, the government acknowledges its responsibility for the Consolidated Financial Statements and the Financial Statement Discussion and Analysis. The Statement, which appears on page 2, outlines the accounting policies and practices used in preparing the financial statements and acknowledges the government’s responsibility for financial management systems and controls.

•

The Auditor General’s Report, which appears on page 43-45, expresses an opinion under the Auditor General Act as to whether the statements fairly present the annual financial results and financial position of the government in accordance with Canadian public sector accounting standards.

Supplementary information

The Ministry Statements and Schedules (formerly Volume 1) contains ministry statements and detailed schedules of debt and other items. Individual ministry statements compare actual expenses to the amounts appropriated by the Legislative Assembly. Appropriations are made through the Estimates, Supplementary Estimates and annual Supply Act, 2020 (as modified by Treasury Board Orders), other statutes and special warrants, if any. The ministry statements include amounts appropriated to fund certain provincial organizations, including hospitals, school boards and colleges. The financial results of all provincial organizations included in the government reporting entity in accordance with public sector accounting standards are consolidated with those of the Province to produce the Consolidated Financial Statements in accordance with the accounting policies as described in Note 1 to the statements.

The Detailed Schedules of Payments (formerly Volume 3) contains the details of payments made by ministries to vendors (including sales tax) and transfer payment recipients that exceed certain thresholds, including: payments to suppliers of temporary help services; payments made directly to a supplier by the ministry for employee benefits; travel payments for employees; total payments for grants, subsidies or assistance to persons, businesses, non-commercial institutions and other government bodies; other payments to suppliers of goods and services; and statutory payments.

Starting in 2018–19, the Financial Statements of Government Organizations and Business Enterprises (formerly Volume 2) no longer forms a part of the Public Accounts. Individual statements of significant provincial corporations, boards and commissions that are part of the government’s reporting entity, as well as other miscellaneous financial statements are available via web link to the organization’s website through ontario.ca/publicaccounts or upon request.

112	Consolidated Financial Statements, 2019–2020

GLOSSARY

Note: The definitions of the terms in the glossary are provided for clarification and assisting readers of the 2019–20 Annual Report. The descriptions do not affect or alter the meaning of any term under law. The glossary does not form part of the audited Consolidated Financial Statements.

Accumulated Amortization: the total amortization that has been recorded over the life of an asset to date. The asset’s total cost less the accumulated amortization gives the asset’s net book value.

Accumulated Deficit: the difference between liabilities and assets. It represents the total of all past annual deficits minus all past annual surpluses, including prior-period adjustments.

Amortization: expensing a portion of an asset’s cost in an accounting period by allocating its cost over its estimated useful life. This is applicable to tangible capital assets and items such as expenses relating to a debt issue.

Appropriation: an authority of the Legislative Assembly to pay money out of the Consolidated Revenue Fund or to incur a non-cash expense.

Annual Report: the Consolidated Financial Statements of the Province along with supporting statements and schedules.

Broader Public Sector (BPS): public hospitals, specialty psychiatric hospitals, school boards and colleges. For financial statement purposes, universities and other organizations such as municipalities are excluded because they do not meet the criteria of government organizations as recommended by the Public Sector Accounting Board (PSAB) of the Chartered Professional Accountants of Canada (CPA Canada).

Canada Health Transfer (CHT): a federal transfer provided to each province and territory in support of health care.

Canada Social Transfer (CST): a federal transfer provided to each province and territory in support of postsecondary education, social assistance and social services, including early childhood development, early learning and child care.

Capital Gain: the profit arising from the sale or transfer of capital assets or investments. For accounting purposes, it is the proceeds or market value received less the net book value of the capital asset or investment.

Capital Lease: a lease that, from the point of view of the lessee, transfers substantially all the benefits and risks incident to ownership of property to the lessee.

Consolidated Revenue Fund (CRF): the aggregate of all public monies on deposit to the credit of the Minister of Finance or in the name of any agency of the Crown approved by the Lieutenant Governor in Council. Payments made from the CRF must be appropriated by a statute. See Appropriation for further details.

Consolidated Financial Statements, 2019–2020	113

Consolidation: the inclusion of the financial results of government-controlled organizations in the province’s Consolidated Financial Statements.

Consumer Price Index (CPI): a broad measure of the cost of living. Through the monthly CPI, Statistics Canada tracks the retail price of a representative shopping basket of goods and services from an average household’s expenditure: food, housing, transportation, furniture, clothing and recreation. The percentage of the total basket that any item occupies is termed the “weight” and reflects typical consumer spending patterns. Since people tend to spend more on food than clothing, changes in the price of food have a bigger impact on the index than, for example, changes in the price of clothing and footwear.

Contingency Fund: an amount of expense that is approved by the Legislative Assembly at the beginning of the year to cover higher spending due to unforeseen events. This approved spending limit is allocated during the year to ministries for their programs and activities. The actual costs incurred are charged to the respective programs and activities and not to the contingency fund. Therefore, the contingency fund as at the end of the Province’s fiscal year is nil. See Reserve for further details.

Contingent Liabilities: possible obligations that may result in the future sacrifice of economic benefits arising from existing conditions or situations involving uncertainty, which will ultimately be resolved when one or more future events not wholly within the government’s control occur or fail to occur. Resolution of the uncertainty will confirm the incurrence or non-incurrence of a liability.

Contractual Obligations: obligations of a government to others that will become liabilities when the terms of any contract or agreement, which the government had entered into, are met.

Debenture: a debt instrument where the issuer promises to pay interest and repay the principal by the maturity date. It is unsecured, meaning there is no lien on any specific asset.

Debt: an obligation resulting from the borrowing of money.

Deferred Capital Contribution: the unamortized portion of tangible capital assets or liabilities to construct or acquire tangible capital assets from specific funding received from other levels of government or third parties. Deferred capital contribution is recorded in revenue over the estimated useful life of the underlying tangible capital assets once constructed or acquired by the province.

Deferred Revenue: unspent externally restricted grants from other levels of government and third parties for operating activities. Deferred revenues are recorded into revenue in the period in which the amount received is used for the purposes specified.

Deficit: the amount by which government expenses exceed revenues in any given year. On a forecast basis, a reserve may be included.

114	Consolidated Financial Statements, 2019–2020

Derivatives: financial contracts that derive their value from other underlying instruments. The Province uses derivatives including swaps, forward foreign exchange contracts, forward rate agreements, futures and options to hedge and minimize interest costs.

Expected Average Remaining Service Life: total number of years of future services expected to be rendered by that group of employees divided by the number of employees in the group.

Fair Value: the price that would be agreed upon in an arm’s-length transaction and in an open market between knowledgeable, willing parties who are under no compulsion to act. It is not the effect of a forced or liquidation sale.

Financial Assets: assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations. Financial assets include cash; an asset that is convertible to cash; a contractual right to receive cash or another financial asset from another party; a temporary or portfolio investment; a financial claim on an outside organization or individual; and inventory.

Financial Instrument: liquid asset, equity security in an entity or a contract that gives rise to a financial asset of one contracting party and a financial liability or equity instrument of the other contracting party.

Fiscal Plan: an outline of the government’s consolidated revenue and expense plan for the upcoming fiscal year and the medium term, including information on the projected surplus/deficit. The plan is formally presented in the Budget, which the government presents in the spring of each year and is updated, as required, during the year. The fiscal plan numbers can be different from the expenditures outlined in the Estimates.

Fiscal Year: the province of Ontario’s fiscal year runs from April 1 of a year to March 31 of the following year.

Floating Rate Notes (FRNs): debt instruments that bear a variable rate of interest.

Forgivable Loan: advances where the terms and conditions of the loan agreement allow for the non-repayment of the principal or accrued interest when certain conditions are met.

Forward Contract: a contract that obligates one party to buy, and another party to sell, a specified amount of a particular asset at a specified price, on a given date in the future.

Forward Rate Agreement: a forward contract that specifies the rate of interest, usually short term, to be paid or received on an obligation beginning at a future start date.

Fund: fiscal and accounting entity segregated for the purpose of carrying on specific activities, or attaining certain objectives in accordance with special regulations, restrictions or limitations.

Consolidated Financial Statements, 2019–2020	115

Futures: an exchange-traded contract that confers an obligation to buy or sell a physical or financial commodity at a specified price and amount on a future date.

Gross Domestic Product (GDP): the total unduplicated value of the goods and services produced in the economy of a country or region during a given period, such as a quarter or a year. Gross domestic product can be measured three ways: as total income earned in current production, as total final expenditures or as total net value added in current production.

Hedging: a strategy to minimize the risk of loss on an asset (or a liability) from market fluctuations such as interest rate or foreign exchange rate changes. This is accomplished by entering into offsetting commitments with the expectation that a future change in the value of the hedging instrument will offset the change in the value of the asset (or the liability).

Indemnity: an agreement whereby one party agrees to compensate another party for any loss suffered by that party. The Province can either seek or provide indemnification.

Infrastructure: the facilities, systems and equipment required to provide public services and support private-sector economic activity including network infrastructure (e.g., roads, bridges, water and wastewater systems, large information technology systems), buildings (e.g., hospitals, schools, courts) and machinery and equipment (e.g., medical equipment, research equipment).

Liquid Reserve: comprises cash and short-term investments managed before consolidation with other government entities. It includes cash in the province’s bank accounts, money market securities and long-term bonds which have not been lent out through a sale and re-purchase agreement, adjusted for net pledged collateral.

Loan Guarantee: an agreement to pay all or part of the amount due on a debt obligation in the event of default by the borrower.

Net Book Value of Tangible Capital Assets: historical cost of tangible capital assets less both the accumulated amortization and the amount of any write-downs.

Net Debt: the difference between the province’s total liabilities and financial assets. It represents the province’s future revenue requirements to pay for past transactions and events.

Nominal: an amount expressed in dollar terms without adjusting for changes in prices due to inflation or deflation. It is not a good basis for comparing values of GDP in different years, for which a “real” value expressed in constant dollars (i.e., adjusted for price changes) is needed. See Real GDP for further details.

Non-Financial Assets: assets that normally do not generate cash capable of being used to repay existing debts. The non-financial assets of the province are tangible capital assets, prepaid expenses and inventories of supplies.

Non-Tax Revenue: revenue received by the government from external sources. This also includes revenues from the sale of goods and services, fines and penalties associated with the enforcement of government regulations and laws; fees and licences; royalties; profits from a self-sustaining Crown agency; and asset sales.

116	Consolidated Financial Statements, 2019–2020

Ontario Disability Support Program (ODSP): a program designed to meet the unique needs of people with disabilities who are in financial need, or who want and are able to work and need support. Ontarians aged 65 years or older who are ineligible for Old Age Security may also qualify for ODSP supports if they are in financial need.

Option: a contract that confers the right, but not the obligation, to buy or sell a specific amount of a commodity, currency or security at a specific price, on a certain future date.

Pension Actuarial Accounting Valuation: a valuation performed by an actuary to measure the pension benefit obligations at the end of the period or a point in time. The valuation attributes the cost of the pension benefit obligations to the period the related services are rendered by the members.

Pension Statutory Actuarial Funding Valuation: a valuation performed by an actuary to determine whether a pension plan has sufficient money to pay for its obligations when they become due. The valuation determines the contributions required to meet the pension benefit obligations.

Present Value: the current worth of one or more future cash payments, determined by discounting the payments using a given rate of interest.

Program Expense: total expense excluding interest on debt.

Public Accounts: the Consolidated Financial Statements of the province along with supporting statements and schedules as required by the Financial Administration Act.

Public-Private Partnership (P3): partnerships with the private sector to expand, modernize and replace Ontario’s aging infrastructure. Under P3, provincial ministries and/or project owners establish the scope and purpose of a project, while design and construction work are financed and carried out by the private sector. Typically, only after a project is completed will the province complete payment to the private-sector company.

Real GDP: gross domestic product measured to exclude the impact of changing prices.

Recognition: the process of including an item in the financial statements of an entity.

Reserve: an amount included in the fiscal plan to protect the plan against unforeseen adverse changes in the economic outlook, or in the provincial revenue and expense. Actual costs incurred by the ministry, which pertain to the reserve, are recorded as expenses of that ministry. See Contingency Fund for further details.

Segment: a distinguishable activity or group of activities of a government for which it is appropriate to separately report financial information to help users of the financial statements identify the resources allocated to support the major activities of the government.

Sinking Fund Debenture: a debenture that is secured by periodic payments into a fund established to retire long-term debt.

Straight-Line Basis of Amortization: a method whereby the annual amortization expense is computed by dividing i) the historical cost of the asset by ii) the number of years the asset is expected to be used.

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Surplus: the amount by which revenues exceed government expenses in any given year. On a forecast basis, a reserve may be included.

Swaption: an option granting its owner the right but not the obligation to enter into an underlying swap. Although options can be traded on a variety of swaps, the term swaption typically refers to options on interest rate swaps.

Tangible Capital Assets: physical assets including land, buildings, transportation infrastructure, vehicles, leased assets, machinery, furniture, equipment and information technology infrastructure and systems, and construction in progress.

Temporary Investments: investments that are transitional or current in nature and generally capable of reasonably prompt liquidation.

Total Debt: the province’s total borrowings outstanding.

Total Expense: sum of program expense and interest on debt expense.

Transfer Payments: grants to individuals, organizations or other levels of government for which the government making the transfer does not:

•	Receive any goods or services directly in return, as would occur in a purchase or sale transaction;

•	Expect to be repaid, as would be expected in a loan; or

•	Expect a financial return, as would be expected in an investment.

Treasury Bills: short-term debt instrument issued by governments on a discount basis.

Unrealized Gain or Loss: an increase or decrease in the fair value of an asset accruing to the holder. Once the asset is disposed of or written off, the gain or loss is realized.

118	Consolidated Financial Statements, 2019–2020

SOURCES OF ADDITIONAL INFORMATION

The Ontario Budget, the Ontario Economic Outlook and Fiscal Review and the Quarterly Finances

The Ontario government presents a Budget each year, usually in the early spring. This document outlines expected expense and revenue for the upcoming fiscal year.

The Ontario Economic Outlook and Fiscal Review is a mid-year fiscal update to the expense and revenue projections of the government.

The Quarterly Finances is a report on the performance of the government’s Budget for the fiscal year. It covers developments during a quarter and provides a revised outlook for the remainder of the year.

For an electronic copy of the Ontario Budget, the Ontario Economic Outlook and Fiscal Review or the Ontario Quarterly Finances, visit the Ministry of Finance website at https://www.ontario.ca/page/ministry-finance

The Estimates of the Province of Ontario

The government’s spending Estimates for the fiscal year commencing April 1 are presented to members of the Legislative Assembly following the presentation of the Ontario Budget by the Minister of Finance. The Estimates outline the spending plans of each ministry and are submitted for approval to the Legislative Assembly according to the Supply Act. For electronic access, go to: https://www.fin.gov.on.ca/en/budget/estimates/

Ontario Finances

For electronic access, go to: www.fin.gov.on.ca

Ontario Economic Accounts

This quarterly report contains data on Ontario’s economic activity. For electronic access, go to: https://www.fin.gov.on.ca/en/economy/ecaccts/

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Please address your comments on this report to: The Honourable Peter Bethlenfalvy President of the Treasury Board Room 4320, Fourth Floor, Whitney Block 99 Wellesley Street West Toronto, Ontario M7A 1W3 You can also send your comments to the Minister by electronic mail to: infotbs@ontario.ca To access this document online, visit Ontario.ca/publicaccounts © Queen’s Printer for Ontario, 2020 | ISSN 0381-2375 (Print) | ISSN 1913-5556 (Online)